As filed with the Securities and Exchange Commission on March 26, 2003
File No. 1-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR

REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

Mindspeed Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	01-0616769 (I.R.S. Employer Identification No.)
4000 MacArthur Boulevard Newport Beach, California (Address of principal executive offices)	92660-3095 (Zip Code)

Registrant’s telephone number, including area code: (949) 579-3000

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on
to be registered	which each class is to be registered

Common Stock, par value $.01 per share	American Stock Exchange
Preferred Share Purchase Rights	American Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:     None

MINDSPEED TECHNOLOGIES, INC.

PART I

Information Included in Information Statement

and Incorporated in Form 10 by Reference
Cross-Reference Sheet Between Information Statement
And Items of Form 10

Item
No.	Caption	Location in Information Statement

1.	Business	“Summary”; “Risk Factors”; “The Mindspeed Business”; “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; “The Distribution — Introduction”; and “The Distribution — Background and Reasons for the Distribution”.
2.	Financial Information	“Summary”; “Historical Selected Financial Data”; “Unaudited Pro Forma Condensed Consolidated Financial Statements”; “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; “The Distribution”; and “Financial Statements and Schedule”.
3.	Properties	“The Mindspeed Business — Properties”.
4.	Security Ownership of Certain Beneficial Owners and Management	“The Distribution — Listing and Trading of Our Common Stock” and “Management — Ownership of Our Common Stock”.
5.	Directors and Executive Officers	“Arrangements Between Conexant and Our Company”; “Management”; and “Liability and Indemnification of Directors and Officers”.
6.	Executive Compensation	“Arrangements Between Conexant and Our Company” and “Management”.
7.	Certain Relationships and Related Transactions	“Summary”; “Credit Facility To Be Provided By Conexant”; and “Arrangements Between Conexant and Our Company”.
8.	Legal Proceedings	“The Mindspeed Business — Legal Proceedings”.
9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters	“Summary”; “Risk Factors”; “The Distribution — Introduction”; and “The Distribution — Listing and Trading of Our Common Stock”.
10.	Recent Sales of Unregistered Securities	“Arrangements between Conexant and Our Company — Warrants To Be Issued To Conexant”.
11.	Description of Registrant’s Securities to be Registered	“The Distribution — Listing and Trading of Our Common Stock” and “Description of Capital Stock”.
12.	Indemnification of Directors and Officers	“Liability and Indemnification of Directors and Officers”.

Item
No.	Caption	Location in Information Statement

13.	Financial Statements and Supplementary Data	“Summary”; “Historical Selected Financial Data”; “Unaudited Pro Forma Condensed Consolidated Financial Statements”; “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and “Financial Statements and Schedule”.
14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	Not Applicable.
15.	Financial Statements and Exhibits	“Financial Statements and Schedule” and “Exhibits”.

                    , 2003

Dear Shareholder:

      On March 24, 2003, we announced that Conexant’s board of directors had approved a plan to separate our Internet infrastructure business, Mindspeed Technologies, in a tax-free spin-off to shareholders. The spin-off, which we expect to complete on                , 2003, will create two independent, publicly traded communications semiconductor companies. At the time of the spin-off, Conexant shareholders will receive one share of Mindspeed common stock for each                shares of Conexant common stock held as of the close of business on                , 2003. Application will be made to list the Mindspeed shares on the American Stock Exchange under the ticker symbol “               ”. Once the Mindspeed separation is complete, the continuing Conexant will be comprised of our Broadband Communications business. Conexant shares will continue to trade on Nasdaq under the ticker symbol CNXT. The enclosed information statement explains the distribution in detail and provides important information about Mindspeed.

      We have worked hard to create two communications semiconductor businesses with leading technology and product positions and customers around the world. Mindspeed designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. The Broadband Communications business develops and delivers integrated solutions that enable digital entertainment and information networks for the home and small office.

      We are convinced that the separation of Mindspeed from Conexant will create the greatest value over time for shareowners, employees and customers.

      Thank you for your continuing support.

Sincerely,

Dwight W. Decker
Chairman and Chief Executive Officer

                    , 2003

Dear Future Shareholder:

      The enclosed information statement includes detailed information about Mindspeed Technologies, Inc., in which you will soon become a shareholder. As you know, the Board of Directors of Conexant Systems, Inc. has approved in principle the distribution of all outstanding shares of common stock of Mindspeed to Conexant’s shareholders. After consummation of the distribution, Mindspeed will be an independent publicly traded company.

      I would like to take this opportunity to welcome you as a shareholder and introduce you to our company. Mindspeed designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. Our key product families include multiservice access solutions designed to support voice and data services across wireline and wireless networks, T/E carrier physical layer and link layer products, and ATM/ MPLS network processors. These focused product lines are complemented by a family of optical transmission devices and switching solutions. Mindspeed’s products are used in a wide variety of network infrastructure equipment, including voice and media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers and digital loop carrier equipment.

      The Mindspeed team has worked diligently to focus our product portfolio and strengthen our market positions. We will separate from Conexant with strong design-win momentum across all our core product lines, excellent relationships with tier-one networking equipment customers worldwide, and a clear focus on the access and metropolitan area network markets where we see the greatest growth opportunities.

      We are very excited about our prospects as an independent public company and look forward to your participation in our future.

Sincerely,

Raouf Y. Halim
Chief Executive Officer

SUBJECT TO COMPLETION, DATED MARCH 26, 2003 — FOR INFORMATION ONLY

INFORMATION STATEMENT

Mindspeed Technologies, Inc.

Shares of Common Stock

(Par Value $.01 Per Share)

       This information statement is being furnished to shareholders of Conexant Systems, Inc. in connection with the distribution by Conexant to its shareholders of all outstanding shares of common stock of Mindspeed Technologies, Inc., a wholly-owned subsidiary of Conexant. Following the distribution, Mindspeed will own and operate Conexant’s Mindspeed business.

      The distribution is expected to be made on                     , 2003, to holders of record of Conexant common stock as of the close of business on                     , 2003, which will be the record date. Each such holder will receive one share of our common stock for each          shares of Conexant common stock held on the record date.

      No shareholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. Conexant shareholders will not be required to pay for the shares of our common stock to be received by them in the distribution, or to surrender or exchange shares of Conexant common stock in order to receive our common stock, or to take any other action in connection with the distribution. Each share of our common stock distributed will be accompanied by one preferred share purchase right. There is no current trading market for our common stock, although a “when-issued” trading market may develop prior to the distribution date. We will apply to list our common stock on the American Stock Exchange under the trading symbol “          ”.

       In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 7.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

      This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                     , 2003.

SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT
THE MINDSPEED BUSINESS
CREDIT FACILITY TO BE PROVIDED BY CONEXANT
HISTORICAL SELECTED FINANCIAL DATA
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THE DISTRIBUTION
ARRANGEMENTS BETWEEN CONEXANT AND OUR COMPANY
MANAGEMENT
DESCRIPTION OF CAPITAL STOCK
LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT 3.1
EXHIBIT 3.2

Summary	1
Risk Factors	7
Cautionary Statement	17
The Mindspeed Business	18
Credit Facility To Be Provided By Conexant	30
Historical Selected Financial Data	31
Unaudited Pro Forma Condensed Consolidated Financial Statements	33
Management’s Discussion And Analysis Of Financial Condition And Results Of Operations	38
The Distribution	56
Arrangements Between Conexant And Our Company	61
Management	65
Description Of Capital Stock	78
Liability And Indemnification Of Directors And Officers	85
Where You Can Find More Information	85
Index To Financial Statements And Schedule	F-1

SUMMARY

      The following is a summary of some of the information contained in this information statement. In addition to this summary, we urge you to read the entire information statement carefully, especially the risks of investing in our common stock discussed under “Risk Factors”, and our financial statements.

      We describe in this information statement the Mindspeed business of Conexant as if it was our business for all historical periods described. Following the distribution, we will be an independent public company. Our historical financial results as part of Conexant contained herein may not reflect our financial results in the future as an independent company or what our financial results would have been had we been a stand-alone company during the periods presented.

Our Company

Our Company	Mindspeed Technologies, Inc., a Delaware corporation incorporated in July 2001, is currently a wholly owned subsidiary of Conexant. After the distribution, we will be a separately traded public company and will own and operate the Mindspeed business now owned by Conexant. Prior to the distribution, Conexant will transfer to us assets and liabilities of the Mindspeed business, including the stock of certain subsidiaries, and certain other assets and liabilities which will be allocated to us under the distribution agreement to be entered into between Conexant and us. Our principal corporate offices are located at 4000 MacArthur Boulevard, Newport Beach, California 92660-3095, and our telephone number is (949) 579-3000.

The Mindspeed Business	We design, develop and sell semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. Our products, ranging from physical layer transceivers and framers to higher layer network processors, are sold to original equipment manufacturers for use in a variety of network infrastructure equipment that service providers use for the aggregation, transmission and switching of high-speed voice and data traffic within different segments of the communications network.

Pre-Distribution Cash Contribution from Conexant	Prior to the distribution, Conexant will contribute to us cash in an amount such that at the time of the distribution our cash balance will be $100 million. The amount of the pre-distribution cash contribution from Conexant was determined with the intention of establishing an appropriate capital structure for each of Conexant and us.

Warrants to be Issued to Conexant	At the time of the distribution, we will issue to Conexant warrants to purchase shares of our common stock, representing approximately 20 percent of our outstanding common stock on a fully diluted basis. The warrants will be exercisable for a period of ten years after the distribution at a price per share equal to the fair market value of our common stock at the time of the distribution. We will agree to register with the SEC the sale of the warrants and the underlying shares of our common stock.

Credit Facility to be Provided by Conexant	Prior to the distribution, we will enter into a senior secured revolving credit facility with Conexant pursuant to which we may borrow up to $50 million for working capital and general corporate purposes.

Dividend Policy	We do not anticipate paying any cash dividends in the foreseeable future.

Risk Factors	Shareholders should carefully consider the matters discussed under the section entitled “Risk Factors” in this information statement.

The Distribution

Distributing Company	Conexant Systems, Inc., a Delaware corporation.

Shares to be Distributed	Approximately million shares of our common stock, together with the associated preferred share purchase rights, based on the number of shares of Conexant common stock outstanding as of , 2003.

Distribution Ratio	Each holder of Conexant common stock will receive a dividend of one share of our common stock, and the associated preferred share purchase right, for each shares of Conexant common stock held on the record date.

Direct (Book-Entry) Registration; Share Certificates	Our shareholders initially will have their ownership of our common stock registered only in book-entry form. Following the distribution date, any shareholder whose ownership of our common stock is registered in book-entry form may obtain at any time without charge a certificate to represent the number of whole shares owned by contacting our transfer agent.

Fractional Share Interests	The distribution ratio will be such that the distribution will give rise to fractional shares of our common stock. However, fractional shares of our common stock will not be distributed. Instead, fractional shares will be aggregated and sold in the public market by the distribution agent and the aggregate net proceeds will be distributed ratably to those shareholders entitled to fractional interests. The distribution agent is independent from us.

Record Date	The record date is the close of business on , 2003.

Distribution Date	The distribution is expected to occur at the close of business on , 2003. On or about the distribution date, the distribution agent will begin mailing account statements reflecting ownership of shares of our common stock to Conexant shareholders as of the close of business on the record date.

Distribution Agent, Transfer Agent and Registrar for the Shares	will serve as the distribution agent for the distribution. will also serve as transfer agent and registrar for our common stock. address is , and its telephone number is .

Federal Income Tax Consequences	The distribution is conditioned on the receipt by Conexant of an opinion of Chadbourne & Parke LLP, counsel to Conexant, to the effect that the distribution should qualify as a tax-free reorganization within the meaning of Section 368(a)(l)(D) of the Internal Revenue Code of 1986, as amended. Although the conditions to the distribution set forth in the distribution agreement to be entered into between Conexant and us may be waived by Conexant’s board of directors in its sole discretion, Conexant does not presently intend to waive the condition of receipt of the tax opinion.

Trading Market and Symbol	There is no current trading market for our common stock. We will apply to list our common stock on the American Stock Exchange under the trading symbol “ ”. A “when-issued” trading market may develop prior to the distribution date. “When-issued” trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day after the distribution date, any “when-issued” trading in respect of our common stock will end and “regular way” trading will begin.

Conditions to the Distribution	The distribution is subject to the satisfaction or waiver of certain conditions set forth in the distribution agreement to be entered into between Conexant and us. Regardless of whether the conditions are satisfied, the distribution agreement may be terminated and the distribution abandoned by Conexant’s board of directors in its sole discretion, without the approval of Conexant shareholders, at any time prior to the distribution.

Trading in Conexant Common Stock Prior to the Distribution	It is expected that Nasdaq will determine that Conexant common stock traded on or after , 2003, the second trading day prior to the record date, may be traded either “ex-distribution — when issued” or “regular way” (with due bills attached). Conexant common stock traded “ex-distribution — when issued” will entitle the buyer to receive only the underlying shares of Conexant common stock and will entitle a seller who is the holder of record of those shares on the record date to receive shares of our common stock in the distribution. Conexant common stock traded “regular way” (with due bills attached) will have due bills attached entitling the buyer to receive and requiring the seller to deliver the shares of our common stock to be issued in the distribution as well as the underlying shares of Conexant common stock. Beginning on the first Nasdaq trading day after the distribution date, it is expected that trading of Conexant common stock “ex-distribution — when issued” or “regular way” (with due bills attached) will no longer be permitted and Conexant common stock will trade “regular way” only, entitling the buyer to receive only Conexant common stock.

Summary Financial Data

      The summary consolidated financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto appearing elsewhere in this information statement. Our consolidated statement of operations data for the years ended September 30, 2000, 2001 and 2002 and our consolidated balance sheet data as of September 30, 2001 and 2002 have been derived from our audited consolidated financial statements included in this information statement, which have been audited by Deloitte & Touche LLP, whose report is included in this information statement. Our consolidated statement of operations data for the three months ended December 31, 2001 and 2002 and our consolidated balance sheet data as of December 31, 2002 have been derived from our unaudited consolidated financial statements included in this information statement. Our consolidated statement of operations data for the years ended September 30, 1998 and 1999 and our consolidated balance sheet data as of September 30, 1998, 1999 and 2000 have been derived from our unaudited consolidated financial statements, which are not presented in this information statement. The historical financial information presented below may not be indicative of our future performance and does not reflect the results of operations and financial position we would have had if we had operated as a separate, stand-alone entity during the periods and as of the dates presented.

						Three Months Ended
	Year Ended September 30,					December 31,

	1998	1999	2000(1)	2001	2002	2001	2002

	(In thousands)
Statement of Operations Data
Net revenues	$143,270	$277,613	$579,206	$305,368	$80,036	$14,178	$20,255
Cost of goods sold	83,342	127,603	233,646	228,994	29,410	6,910	6,137

Gross margin	59,928	150,010	345,560	76,374	50,626	7,268	14,118
Operating expenses:
Research and development	72,639	86,546	136,237	196,642	167,148	42,326	31,152
Selling, general and administrative	37,243	43,613	81,997	109,532	69,500	21,466	12,128
Amortization of intangible assets	5,252	5,255	143,171	304,991	312,388	80,156	14,200
Special charges(2)	3,600	2,200	—	7,665	168,866	—	3,831
Purchased in-process research and development	—	—	191,348	—	—	—	—

Total operating expenses	118,734	137,614	552,753	618,830	717,902	143,948	61,311

Operating income (loss)	(58,806)	12,396	(207,193)	(542,456)	(667,276)	(136,680)	(47,193)
Other income (expense), net	115	342	1,433	(448)	(298)	(476)	(35)

Income (loss) before income taxes and cumulative effect of accounting change	(58,691)	12,738	(205,760)	(542,904)	(667,574)	(137,156)	(47,228)
Provision (benefit) for income taxes	(27,064)	289	27,051	(46,511)	699	144	120

Income (loss) before cumulative effect of accounting change	(31,627)	12,449	(232,811)	(496,393)	(668,273)	(137,300)	(47,348)
Cumulative effect of change in accounting for goodwill(3)	—	—	—	—	—	—	(573,184)

Net income (loss)	$(31,627)	$12,449	$(232,811)	$(496,393)	$(668,273)	$(137,300)	$(620,532)

	Year Ended	Three Months Ended
	September 30,	December 31,
	2002	2002

Pro Forma Per Share Data
Pro forma loss per share, basic and diluted(4):
Loss before cumulative effect of accounting change	$	$
Cumulative effect of change in accounting for goodwill	—	$

Net loss	$	$

	As of September 30,					As of
						December 31,
	1998	1999	2000	2001	2002	2002

	(In thousands)
Balance Sheet Data
Working capital	$39,723	$118,869	$182,688	$(50,377)	$(35,430)	$(23,117)
Total assets	94,415	185,676	1,651,653	1,250,012	787,111	198,457
Shareholder’s net investment	74,744	154,931	1,520,687	1,155,015	720,323	142,996

(1)	In fiscal 2000, Conexant completed six acquisitions related to our business, including Microcosm Communications Limited in January; Maker Communications, Inc. in March; Applied Telecom, Inc. in April; HotRail, Inc. in June; and Novanet Semiconductor Ltd. and NetPlane Systems, Inc. in September. As a result of these acquisitions, during fiscal 2000, 2001 and 2002 we recorded $143.2 million, $305.0 million and $312.4 million, respectively, in amortization of goodwill and other acquisition-related intangible assets and in fiscal 2000 we recorded charges of $191.3 million related to purchased in-process research and development. Prior to the distribution, Conexant will transfer to us all of the capital stock of Microcosm, Maker, Applied Telecom, HotRail and Novanet. In January 2003 Conexant sold the assets of NetPlane.

(2)	Special charges of $3.6 million in fiscal 1998 and $2.2 million in fiscal 1999 represent costs of restructuring actions taken by Conexant related to our operations, including employee severance and costs under a voluntary early retirement program. The fiscal 1998 special charges include $1.7 million of costs associated with the disposal of property and equipment. In fiscal 2001, we recorded special charges of $7.7 million for restructuring activities, asset impairments and separation costs. Fiscal 2002 special charges of $168.9 million were principally related to the impairment of goodwill and intangible assets and restructuring activities.

(3)	Effective October 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” and recorded an impairment charge of $573.2 million to write down the carrying value of goodwill to estimated fair value.

(4)	Unaudited pro forma loss per share data are computed by dividing the loss for the respective periods by the common shares that would have been outstanding had the distribution occurred on December 31, 2002.

Pro Forma Capitalization

      The following sets forth our unaudited pro forma cash and capitalization as of December 31, 2002 giving effect to the distribution and the pre-distribution cash contribution from Conexant. This information should be read in conjunction with our pro forma financial information and our consolidated financial statements and notes thereto appearing elsewhere in this information statement. The pro forma information may not reflect our cash and capitalization in the future or as it would have been had we been a stand-alone company on December 31, 2002. Assumptions regarding the number of shares of our common stock may not reflect the actual number outstanding on the distribution date.

Pro Forma Capitalization Table

As of December 31, 2002

	Historical	Pro Forma		Pro Forma
	Mindspeed	Adjustments		Mindspeed

	(In thousands)
Cash	$8,653	$91,347	(1)	$100,000

Shareholder’s equity:
Conexant’s net investment	$160,416	$91,347	(1)	$—

		(251,763	)(2)

		—	(3)
Common stock	—		(2)

Additional paid-in capital	—		(2)

Accumulated deficit	—	—		—
Accumulated other comprehensive loss	(17,420)	—		(17,420)

Total shareholder’s equity	142,996	91,347		234,343

Total capitalization	$142,996	$91,347		$234,343

(1)	To reflect the pre-distribution cash contribution from Conexant.

(2)	To reflect the distribution as the elimination of Conexant’s net investment and the issuance of an estimated million shares of our common stock, par value $.01 per share. This is based on the number of shares of Conexant common stock outstanding on , 2003 and the distribution ratio of one share of our common stock for each shares of Conexant common stock outstanding.

(3)	The fair value of the warrants to be issued to Conexant at the time of the distribution will be recorded as an increase in Conexant’s net investment and as a return of capital to Conexant, with no net effect on shareholder’s equity.

Recent Developments

      In January 2003, we decided to close our HotRail design center and curtail investment in selected associated products. We will record a related impairment charge of approximately $19 million in the second quarter of fiscal 2003 to write down to estimated fair value the carrying value of the identified intangible assets, principally developed technology.

      On March 24, 2003, we announced a further restructuring plan, including a reduction in headcount bringing total headcount to approximately 625 employees, as well as other expense reduction actions. We expect to complete these restructuring actions before the end of the calendar year and anticipate that these actions, together with the HotRail actions described above, will reduce our operating costs by approximately $30 million on an annualized basis.

RISK FACTORS

      You should carefully consider and evaluate all of the information set forth in this information statement, including the risk factors listed below. Any of these risks could have a material adverse effect on our business, financial condition and results of operations, which in turn could materially and adversely affect the price of our common stock.

Risks Related to Our Business

We are incurring substantial operating losses, we anticipate additional future losses and we must significantly increase our revenues to become profitable.

      We incurred a net loss of $620.5 million ($47.3 million, excluding the $573.2 million cumulative effect of changes in accounting for goodwill) in the first quarter of fiscal 2003 compared to a net loss of $137.3 million in the first quarter of fiscal 2002. We incurred net losses of $668.3 million in fiscal 2002 and $496.4 million in fiscal 2001. We face an environment of sharply diminished demand in many of the markets for our products and lower levels of capital spending by service providers who purchase equipment containing our products. We expect that reduced end-customer demand and other factors will continue to result in our incurring significant operating losses in the near term.

      In order to return to profitability, we must achieve substantial revenue growth. Revenue growth will depend on renewed demand for network infrastructure equipment, which in turn depends primarily on capital spending levels of communications service providers. Although we have implemented a number of expense reduction and restructuring initiatives to more closely align our cost structure with the current business environment, expense reductions alone will not return us to profitability. We cannot assure you as to whether or when we will return to profitability or whether we will be able to sustain such profitability, if achieved.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns. We have recently experienced the worst downturn in industry history.

      The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry, and in our business in particular. Periods of industry downturns such as we are now experiencing have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. These factors have caused substantial fluctuations in our revenues and our results of operations. We have in the past experienced these cyclical fluctuations in our business and may experience cyclical fluctuations in the future.

      During the late 1990’s and extending into 2000, the semiconductor industry in general, and communications applications in particular, enjoyed unprecedented growth, benefiting from the rapid expansion of the Internet and other communication services worldwide. Since fiscal 2001, we — like many of our customers and competitors — have been adversely impacted by a global economic slowdown and an abrupt decline in demand for many of the end-user products that incorporate our communications semiconductor products. The impact of weakened end-customer demand has been compounded by higher than normal levels of equipment and component inventories held by many of our original equipment manufacturer, or OEM, subcontractor and distributor customers. These conditions have represented the worst downturn in the history of the semiconductor industry, and the market for communications semiconductor products has been impacted more adversely than the industry as a whole. For example, aggregate quarterly revenues for us and our principal competitors focused solely on communications semiconductor network solutions have declined by over 75% from their peak in 2000. We cannot assure you as to whether or when the current industry downturn will end or market conditions will improve to the extent necessary for us to return to profitability.

We have limited capital resources and capital needed for our business may not be available when we need it.

      Historically we have relied on funding from Conexant together with cash generated from product sales to fund our operations, research and development efforts and capital expenditures. Following the distribution, we will have cash of approximately $100 million and a $50 million credit facility with Conexant, but will otherwise be required to obtain our own sources of capital. We believe that our existing sources of liquidity, including the pre-distribution cash contribution from Conexant, the credit facility with Conexant and cash expected to be generated from product sales, will be sufficient to fund our operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months. However, we cannot assure you that this will be the case, and if we continue to incur operating losses in the future, we may need to reduce further our operating costs or obtain alternate sources of financing, or both, to remain viable. We cannot assure you that we will have access to additional sources of capital on favorable terms or at all.

We are subject to intense competition.

      The communications semiconductor industry in general, and the markets in which we compete in particular, are intensely competitive. We compete worldwide with a number of United States and international semiconductor manufacturers that are both larger and smaller than us in terms of resources and market share. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted, and is expected to continue to result, in declining average selling prices for our products.

      Many of our current and potential competitors have certain advantages over us, including:

•	stronger financial position and liquidity;

•	longer presence in key markets;

•	greater name recognition;

•	access to larger customer bases; and

•	significantly greater sales and marketing, manufacturing, distribution, technical and other resources.

As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than we can. Moreover, we have recently incurred substantial operating losses and we anticipate future losses. Our OEM customers may choose semiconductor suppliers whom they believe have a stronger financial position or liquidity.

      Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers’ purchasing decisions. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against current and potential competitors.

Our success depends on our ability to develop competitive new products in a timely manner.

      Our operating results will depend largely on our ability to continue to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others:

•	our ability to anticipate customer and market requirements and changes in technology and industry standards;

•	our ability to accurately define new products;

•	our ability to timely complete development of new products and bring our products to market on a timely basis;

•	our ability to differentiate our products from offerings of our competitors; and

•	overall market acceptance of our products.

      We cannot assure you that we will have sufficient resources to make the substantial investment in research and development in order to develop and bring to market new and enhanced products, particularly if we are required to take further cost reduction actions. Furthermore, we are required to continually evaluate expenditures for planned product development and to choose among alternative technologies based on our expectations of future market growth. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely manner, that our products will satisfy customer requirements or achieve market acceptance, or that we will be able to anticipate new industry standards and technological changes. We also cannot assure you that we will be able to respond successfully to new product announcements and introductions by competitors.

We may not be able to keep abreast of the rapid technological changes in our markets.

      The demand for our products can change quickly and in ways we may not anticipate because our markets generally exhibit the following characteristics:

•	rapid technological developments;

•	rapid changes in customer requirements;

•	frequent new product introductions and enhancements;

•	declining prices over the life cycle of products; and

•	evolving industry standards.

      Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology, particularly due to the introduction of new technology that represents a substantial advance over current technology. Currently accepted industry standards are also subject to change, which may contribute to the obsolescence of our products.

We may not be able to attract and retain qualified personnel necessary for the design, development and sale of our products. Our success could be negatively affected if key personnel leave.

      Our future success depends on our ability to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. As the source of our technological and product innovations, our key technical personnel represent a significant asset. The competition for such personnel can be intense in the semiconductor industry. We cannot assure you that we will be able to attract and retain qualified management and other personnel necessary for the design, development and sale of our products.

      Approximately 26% of our engineers are foreign nationals working in the United States under visas. The visas held by many of our employees permit qualified foreign nationals working in specialty occupations, such as certain categories of engineers, to reside in the United States during their employment. The number of new visas approved each year may be limited and may restrict our ability to hire additional qualified technical employees. In addition, immigration policies are subject to change, and these policies have generally become more stringent since the events of September 11, 2001. Any additional significant changes in immigration laws, rules or regulations may further restrict our ability to retain or hire technical personnel.

      We may have particular difficulty attracting and retaining key personnel during periods of poor operating performance. Our recent expense reduction and restructuring initiatives, including a series of worldwide workforce reductions, have significantly reduced the number of our technical employees. The loss of the services of one or more of our key employees, including Raouf Y. Halim, our chief executive officer, or certain key design and technical personnel, or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our ability to operate our business.

If network infrastructure OEMs do not design our products into their equipment, we will be unable to sell those products. Moreover, a design win from a customer does not guarantee future sales to that customer.

      Our products are not sold directly to the end-user but are components of other products. As a result, we rely on network infrastructure OEMs to select our products from among alternative offerings to be designed into their equipment. We may be unable to achieve these “design wins”. Without design wins from OEMs, we would be unable to sell our products. Once an OEM designs another supplier’s semiconductors into one of its product platforms, it will be more difficult for us to achieve future design wins with that OEM’s product platform because changing suppliers involves significant cost, time, effort and risk. Achieving a design win with a customer does not ensure that we will receive significant revenues from that customer and we may be unable to convert design wins into actual sales. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to stop using our products if, for example, its own products are not commercially successful.

Because of the lengthy sales cycles of many of our products, we may incur significant expenses before we generate any revenues related to those products.

      Our customers may need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. This lengthy period of time required also increases the possibility that a customer may decide to cancel or change product plans, which could reduce or eliminate sales to that customer. As a result of this lengthy sales cycle, we may incur significant research and development, and selling, general and administrative expenses before we generate the related revenues for these products, and we may never generate the anticipated revenues if our customer cancels or changes its product plans.

Uncertainties involving the ordering and shipment of our products could adversely affect our business.

      Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders until 30 days prior to shipment. In addition, we sell a portion of our products through distributors, some of whom have a right to return unsold products to us. Sales to distributors accounted for approximately 44% and 49% of our net revenues for fiscal 2002 and the first quarter of fiscal 2003, respectively. We routinely purchase inventory based on estimates of end-market demand for our customers’ products, which is difficult to predict. This difficulty may be compounded when we sell to OEMs indirectly through distributors or contract manufacturers, or both, as our forecasts of demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory, which could result in write-downs of inventory.

      The network infrastructure markets we address have been characterized by dramatic changes in end-user demand and levels of channel inventories that reduce visibility into future demand for our products. As a result of sharply reduced demand across our product portfolio, in fiscal 2001 we recorded $83.5 million of inventory write-downs.

We are dependent upon third parties for the manufacture, assembly and test of our products.

      We are entirely dependent upon outside wafer fabrication facilities, known as foundries, for wafer fabrication services. Under our fabless business model, our long-term revenue growth is dependent on our ability to obtain sufficient external manufacturing capacity, including wafer production capacity. During times when the semiconductor industry is experiencing a shortage of wafer fabrication capacity, we may experience delays in shipments or increased manufacturing costs.

      There are significant risks associated with our reliance on third-party foundries, including:

•	the lack of assured wafer supply, potential wafer shortages and higher wafer prices;

•	limited control over delivery schedules, manufacturing yields, production costs and product quality; and

•	the unavailability of, or delays in obtaining, access to key process technologies.

      We obtain external wafer manufacturing capacity primarily from Taiwan Semiconductor Manufacturing Co., Ltd., known as TSMC, and Jazz Semiconductor, a joint venture whose principal owners are The Carlyle Group and Conexant. However, these and other foundries we use may allocate their limited capacity to fulfill the production requirements of other customers that are larger and better financed than we. If we choose to use a new foundry, it typically takes several months to complete the qualification process before we can begin shipping products from the new foundry.

      We are also dependent upon third parties, including Amkor Technology, Inc., for the assembly and test of our products. Our reliance on others to assemble and test our products subjects us to many of the same risks as are described above with respect to our reliance on outside wafer fabrication facilities.

      Wafer fabrication processes are subject to obsolescence, and foundries may discontinue a wafer fabrication process used for certain of our products. In such event, we generally offer our customers a “last-time buy” program to satisfy their anticipated requirements for our products. The unanticipated discontinuation of a wafer fabrication process on which we rely may adversely affect our revenues and our customer relationships.

      The foundries and other suppliers on whom we rely may experience financial difficulties or suffer disruptions in their operations due to causes beyond our control, including labor strikes, work stoppages, electrical power outages, fire, earthquake, flooding or other natural disasters. Certain of our suppliers’ manufacturing facilities are located near major earthquake fault lines in the Asia-Pacific region, Mexico and California. In the event of a disruption of the operations of one or more of our suppliers, we may not have a second manufacturing source immediately available. Such an event could cause significant delays in shipments until we could shift the products from an affected facility or supplier to another facility or supplier. The manufacturing processes we rely on are specialized and are available from a limited number of suppliers. Alternate sources of manufacturing capacity, particularly wafer production capacity, may not be available to us on a timely basis. Even if alternate wafer production capacity is available, we may not be able to obtain it on favorable terms, or at all. Difficulties or delays in securing an adequate supply of our products on favorable terms, or at all, could impair our ability to meet our customers’ requirements and have a material adverse effect on our operating results.

      In addition, the highly complex and technologically demanding nature of semiconductor manufacturing has caused foundries to experience from time to time lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Lower than anticipated manufacturing yields may affect our ability to fulfill our customers’ demands for our products on a timely basis. Moreover, lower than anticipated manufacturing yields may adversely affect our cost of goods sold and our results of operations.

We are subject to the risks of doing business internationally.

      For fiscal 2002 and the first quarter of fiscal 2003, approximately 46% and 50%, respectively, of our net revenues were from customers located outside the United States, primarily in the Asia-Pacific region and European countries. In addition, we have design centers and suppliers located outside the United States, including foundries and assembly and test service providers located in the Asia-Pacific region. Our international sales and operations are subject to a number of risks inherent in selling and operating abroad. These include, but are not limited to, risks regarding:

•	currency exchange rate fluctuations;

•	local economic and political conditions;

•	disruptions of capital and trading markets;

•	restrictive governmental actions (such as restrictions on the transfer or repatriation of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);

•	changes in legal or regulatory requirements;

•	difficulty in obtaining distribution and support;

•	the laws and policies of the United States and other countries affecting trade, foreign investment and loans, and import or export licensing requirements;

•	tax laws; and

•	limitations on our ability under local laws to protect our intellectual property.

      Because most of our international sales, other than sales to Japan (which are denominated principally in Japanese yen), are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies. We cannot assure you that the factors described above will not have a material adverse effect on our ability to increase or maintain our foreign sales.

      We enter into foreign currency forward exchange contracts to minimize risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not entered into foreign currency forward exchange contracts for other purposes. Our financial condition and results of operations could be affected (adversely or favorably) by currency fluctuations.

Our operating results may be negatively affected by substantial quarterly and annual fluctuations and market downturns.

      Our revenues and operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

•	changes in end-user demand for the products manufactured and sold by our customers;

•	the timing of receipt, reduction or cancellation of significant orders by customers;

•	the gain or loss of significant customers;

•	market acceptance of our products and our customers’ products;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	the timing and extent of product development costs;

•	new product and technology introductions by competitors;

•	fluctuations in manufacturing yields;

•	availability and cost of products from our suppliers;

•	intellectual property disputes; and

•	the effects of competitive pricing pressures, including decreases in average selling prices of our products.

      The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. If our operating results fail to meet the expectations of analysts or investors, it could materially and adversely affect the price of our common stock.

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and loss of our intellectual property rights.

      The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded and may in the future demand that we license their patents and technology. Any litigation to determine the validity of claims that our products infringe or may infringe these rights, including claims arising through our contractual indemnification of our customers, regardless of their merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We cannot assure you that we would prevail in litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If litigation results in an adverse ruling we could be required to:

•	pay substantial damages;

•	cease the manufacture, use or sale of infringing products;

•	discontinue the use of infringing technology;

•	expend significant resources to develop non-infringing technology; or

•	license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all.

If we are not successful in protecting our intellectual property rights, it may harm our ability to compete.

      We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. At times we incorporate the intellectual property of our customers into our designs, and we have obligations with respect to the non-use and non-disclosure of their intellectual property. In the past, we have engaged in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. We may engage in future litigation on similar grounds, which may require us to expend significant resources and to divert the efforts and attention of our management from our business operations. We cannot assure you that:

•	the steps we take to prevent misappropriation or infringement of our intellectual property or the intellectual property of our customers will be successful;

•	any existing or future patents will not be challenged, invalidated or circumvented; or

•	any of the measures described above would provide meaningful protection.

      Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fails to protect our technology it would make it easier for our competitors to offer similar products. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

Risks Related to Our Separation from Conexant,

the Securities Markets and Ownership of Our Common Stock

We do not have an operating history as an independent company, and potential concerns about our prospects as an independent company could affect our ability to attract and retain customers and employees. Our historical financial statements are not necessarily indicative of our financial position, results of operations and cash flows as an independent company.

      Following the distribution we will be dependent on our own resources, including the pre-distribution cash contribution from Conexant, to operate the Mindspeed business and, except for the $50 million credit facility with Conexant, will no longer have access to Conexant’s resources. If we are not successful in assuring our customers and employees of our financial stability and our prospects for success as an independent company, our customers may choose other suppliers and our employees may seek other employment, which may materially adversely affect our business.

      The historical financial information we have included in this information statement has been derived from Conexant’s consolidated financial statements and does not reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. In addition, the historical information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. For example, following our separation from Conexant, changes will occur in our cost structure, funding and operations, including changes in our tax structure, increased costs associated with reduced economies of scale and increased costs associated with becoming a public, stand-alone company.

Our securities have no prior market, and our stock price may fluctuate significantly following the distribution.

      There is no current trading market for our common stock, and while a “when-issued” trading market may develop prior to the distribution, there can be no assurance as to the prices at which trading in our common stock will occur after the distribution. We will apply to list our common stock on the American Stock Exchange under the trading symbol “          ”. At least until our common stock is fully distributed and an orderly market develops, and even thereafter, the market price of our common stock may fluctuate significantly. The combined market values of our common stock and the common stock of Conexant held by shareholders after the distribution may be less than, equal to or greater than the market value of Conexant common stock prior to the distribution. We cannot assure you that an active trading market in our common stock will develop or be sustained in the future. The market price at which shares of our common stock will trade will be determined by the marketplace and may be influenced by many factors, including:

•	our operating and financial performance and prospects;

•	the depth and liquidity of the market for our common stock;

•	investor perception of us and the industry in which we operate;

•	the level of research coverage of our common stock;

•	changes in earnings estimates or buy/sell recommendations by analysts;

•	general financial and other market conditions; and

•	domestic and international economic conditions.

      In addition, public stock markets have experienced, and are currently experiencing, extreme price and trading volume volatility, particularly in the technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

It may be difficult for shareholders to sell our common stock due to the possibility of an illiquid market for our stock.

      Because our total market capitalization is expected initially to be relatively small, our common stock may be or become relatively illiquid. In that event, a shareholder who wants to sell our stock may find it difficult to do so expeditiously or at a favorable price.

      Moreover, although we expect to satisfy the continued listing requirements of the American Stock Exchange, if we do not do so our common stock would cease to be eligible for listing on the American Stock Exchange and investors could be required to trade our common stock on the OTC Bulletin Board or some other quotation medium. If that were to occur, an investor might find it more difficult to buy and sell, or to obtain accurate price quotations for, shares of our common stock. This lack of visibility and liquidity could adversely affect the price of our common stock. In addition, termination of listing on the American Stock Exchange may negatively impact our standing with our customers and employees and, as a consequence, our ability to compete successfully.

A substantial redistribution of our common stock may occur after the distribution, which could cause our stock price to decline. Substantial sales of our common stock upon exercise of our warrants issued to Conexant could also depress our stock price.

      Substantially all of the shares of our common stock distributed in the distribution will be eligible for immediate resale in the public market. In spin-off transactions similar to the distribution, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the spin-off. We are unable to predict whether substantial amounts of our common stock will be sold in the open market following the distribution or what effect such sales may have on the market price of our common stock. Any sales of substantial amounts of our common stock in the public market, or the perception that any redistribution has not been completed, could materially adversely affect the market price of our common stock.

      Following the distribution, Conexant will hold warrants that are exercisable for                      shares of our common stock, representing approximately 20 percent of our outstanding common stock on a fully diluted basis, and Conexant may acquire additional warrants exercisable for up to                      shares of our common stock to the extent we borrow under the senior secured revolving credit facility to be provided by Conexant. Although the shares underlying the initial warrants will be subject to restrictions on transfer for a 12-month lock-up period following the distribution, when the lock-up period expires the underlying shares of our common stock may be sold. If Conexant or a transferee of the warrants sells a substantial number of shares of our common stock in the future or if investors perceive that these sales may occur, the market price of our common stock could decline.

Some of our directors and executive officers may have potential conflicts of interest because of their positions with Conexant or their ownership of Conexant common stock.

      Following the distribution, some of our directors will be Conexant directors, and our non-executive chairman of the board will be the chairman of the board and chief executive officer of Conexant. Several of our directors and executive officers own Conexant common stock and hold options to purchase Conexant common stock. Service as both a director of ours and as a director or officer of Conexant, or ownership of Conexant common stock by our directors and executive officers, could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Conexant. For example, potential conflicts could arise in connection with decisions involving the credit facility to be provided to us by Conexant or the warrants to purchase our common stock to be issued to Conexant, or under the other agreements to be entered into between us and Conexant. For information regarding our directors and executive officers and their positions with Conexant and ownership of Conexant common stock, see “Management — Directors”, “Management — Executive Officers” and “Management — Ownership of Our Common Stock”. See also “Credit Facility To Be Provided By Conexant” and “Arrangements Between Conexant and Our Company”.

      Our restated certificate of incorporation includes provisions relating to the allocation of business opportunities that may be suitable for both us and Conexant based on the relationship to the companies of the individual to whom the opportunity is presented and the method by which it was presented and also includes provisions limiting challenges to the enforceability of contracts between us and Conexant.

      We may have difficulty resolving any potential conflicts of interest with Conexant, and even if we do, the resolution may be less favorable than if we were dealing with an entirely unrelated third party.

Provisions in our organizational documents and rights plan and Delaware law will make it more difficult for someone to acquire control of us.

      Our restated certificate of incorporation and amended bylaws that will be in effect at the time of the distribution, the rights agreement we will enter into and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of us in a transaction not approved by our board of directors. Our restated certificate of incorporation and amended bylaws include provisions such as:

•	the division of our board of directors into three classes to be elected on a staggered basis, one class each year;

•	the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our shareholders;

•	a prohibition on shareholder action by written consent;

•	a requirement that shareholders provide advance notice of any shareholder nominations of directors or any proposal of new business to be considered at any meeting of shareholders;

•	a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our restated certificate of incorporation or amended bylaws;

•	elimination of the right of shareholders to call a special meeting of shareholders; and

•	a fair price provision.

      Our rights agreement gives our shareholders certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

      In addition to the rights agreement and the provisions in our restated certificate of incorporation and amended bylaws, Section 203 of the Delaware General Corporation Law generally provides that a corporation shall not engage in any business combination with any interested shareholder during the three-year period following the time that such shareholder becomes an interested shareholder, unless a majority of the directors then in office approves either the business combination or the transaction that results in the shareholder becoming an interested shareholder or specified shareholder approval requirements are met.

CAUTIONARY STATEMENT

      This information statement contains statements relating to our future results (including certain projections and business trends) accompanied by such phrases as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “projects”, “will” and other similar expressions that are forward-looking statements. Our actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to, the cyclical nature of the semiconductor industry and the markets addressed by our products and our customers’ products; availability of capital needed for our business; demand for and market acceptance of new and existing products; successful development of new products; the timing of new product introductions; the availability of manufacturing capacity; pricing pressures and other competitive factors; fluctuations in manufacturing yields; product obsolescence; our ability to develop and implement new technologies and to obtain protection of the related intellectual property; the successful implementation of our expense reduction and restructuring initiatives; our ability to attract and retain qualified personnel; and the uncertainties of litigation, as well as other risks and uncertainties, including those set forth herein and those detailed from time to time in our filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

      Mindspeed TechnologiesTM, MiroTM and ChagallTM are trademarks of Mindspeed Technologies, Inc. Other brands, names and trademarks contained in this information statement are the property of their respective owners.

THE MINDSPEED BUSINESS

      We design, develop and sell semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. Our products, ranging from physical layer transceivers and framers to higher layer network processors, are sold to OEMs for use in a variety of network infrastructure equipment, including voice and media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers and digital loop carrier equipment. Service providers use this equipment for the aggregation, transmission and switching of high-speed voice and data traffic within different segments of the communications network.

      Our products enable network infrastructure OEMs to design their system-level products with bandwidth flexibility, low power consumption, scalability, upgradability and high reliability, which we believe allows them to achieve lower total system cost and accelerate their design and production cycles. We believe the breadth of our product portfolio, combined with more than three decades of experience in semiconductor, hardware, software and communications systems engineering, provide us with a competitive advantage. We have proven expertise in signal, packet and transmission processing technologies, which are critical core competencies for successfully defining, designing and implementing advanced semiconductor products for next generation network infrastructure equipment. Our business is fabless, which means we outsource all of our manufacturing needs and we do not own or operate any semiconductor manufacturing facilities. We believe being fabless allows us to minimize operating infrastructure and capital requirements, maintain operational flexibility and focus our resources on the design, development and marketing of our products — the highest value creation elements of our business model.

Industry Overview

Background

      The telecommunications industry has experienced dramatic growth in the number of Internet users, increasing from a relatively small base of approximately 20 million users in 1995 to almost 600 million users by the end of 2002. Consumers and businesses of all sizes, including hundreds of Internet-based “e-commerce” businesses, increased their use of the Internet for e-mail, on-line shopping, video conferencing and transferring large amounts of stored data. Growth in consumer and business users and applications spurred demand for more bandwidth-intensive data services from service providers. During this time, data traffic increased more rapidly than voice traffic.

      To satisfy this growth in demand, many incumbent service providers, including the regional Bell operating companies (such as BellSouth, Verizon and SBC Communications), or RBOCs, and interexchange carriers (such as AT&T, Sprint, British Telecom and Nippon Telephone and Telegraph), or IXCs, began to invest aggressively in high-speed, packet-based data networks. These new data-centric networks augmented existing circuit-switched networks, which were primarily designed to handle voice traffic. In addition, a wave of new competitors, referred to as competitive local exchange carriers, or CLECs, emerged to challenge the incumbent service providers with new services and lower pricing as they sought to capture a share of the rapidly growing data communications market. Readily available capital from the private and public markets enabled both incumbent service providers and the new market entrants to expand their data networks rapidly. As a result, service provider capital spending, a key indicator of demand for networking infrastructure equipment and the semiconductor devices contained in that equipment, increased dramatically. For example, wireline capital spending in the Americas is estimated to have grown to more than $130 billion in calendar 2000 from $51 billion in calendar 1996, an increase of over 150%.

      By the end of 2000, however, industry dynamics had changed dramatically. Many start-up businesses focused on e-commerce failed, reducing the demand for bandwidth from service providers. Many CLECs were unable to attract an adequate subscriber base to cover their fixed costs and went into bankruptcy leading, in some cases, to partial network shutdowns. In addition, many incumbent service providers had expanded their networks too rapidly, resulting in industry-wide bandwidth overcapacity significantly exceeding demand growth projections for the next several years. As a result, service provider annual capital spending on network infrastructure equipment, physical plant and support services declined significantly. For example, wireline capital spending in the Americas is estimated to have decreased 17% and 49% in calendar years 2001 and 2002, respectively. With this dramatic reduction in capital spending by service providers, network infrastructure OEM revenues decreased and equipment and component inventory levels rose. As a result, network infrastructure OEMs rationalized their product lines, cancelled new product development programs, significantly curtailed their purchases of communications semiconductor devices and began prioritizing and reducing their component supplier base. Beginning in the first calendar quarter of 2001, this sharp decrease in demand for communications semiconductors significantly impacted our revenues and the revenues of our competitors.

Outlook

      Despite this major economic setback, we believe the market for network infrastructure equipment in general, and for communications semiconductors in particular, will return to an attractive long term growth trajectory for several reasons:

•	While the overall market is not yet on a full recovery path, we believe the imbalance between supply and demand has been significantly reduced in several network equipment market segments.

•	We anticipate that demand for additional capacity will increase, driven by:

—	Internet user growth and higher network utilization rates;

—	The popularity of new bandwidth-intensive applications, such as wireless data transfer and video/multimedia applications; and

—	The continued build-out of telecommunication networks in developing countries, many of which were previously government owned.

•	We believe that incumbent service providers will continue to upgrade and expand legacy portions of their networks to accommodate new service offerings and to reduce their recurring cost of operations.

•	We expect network infrastructure OEMs to outsource more of their semiconductor component requirements to semiconductor suppliers, allowing the OEMs to reduce their operating cost structure by shifting their focus and investment from internal application specific integrated circuit, or ASIC, semiconductor design and development to more strategic systems development.

      We believe that overall market demand for communications semiconductors has stabilized and third-party research firms, such as IDC, project that sales of communications semiconductors will grow at more than an 8% compound annual growth rate over the three years beginning in calendar 2003. More specifically, we believe market demand for the types of semiconductor products we sell to network infrastructure OEMs may reach approximately $1.8 billion by 2005, reflecting a three year compound annual growth rate of 14%.

Addressed Markets and Semiconductor Requirements

      Semiconductors will continue to play a critical role in enabling network infrastructure OEMs to meet the needs of their service provider customers in terms of system performance, functionality and time-to-market. Network infrastructure OEMs require new, more advanced communications semiconductor products that are highly optimized for network infrastructure equipment employed by their customers, such as digital signal processors, transceivers, framers, packet and cell processors, and switching solutions.

      Our semiconductor products can be incorporated in network infrastructure equipment that is deployed by service providers or businesses in the four segments of the broadly-defined communications network: enterprise networks, network access service areas, metropolitan area networks, and wide-area or long-haul networks. We focus primarily on two of these network segments, network access service areas and metropolitan area networks. The type and complexity of network infrastructure equipment used in these two segments continues to expand, driven by the need for the aggregation, transmission and switching of digital voice and data traffic over multiple communication media, at numerous transmission data rates and employing different protocols.

      Network Access service areas of the telecommunications network refer to the “last mile” of a service provider’s physical network, including network infrastructure equipment primarily linked by copper wire that connects end-users, typically located at a business or residence, with metropolitan area and wide-area networks. For this portion of the network, infrastructure equipment requires semiconductors that enable reliable, high-speed connectivity capable of aggregating or disaggregating and transporting multiple forms of voice and data traffic. In addition, communications semiconductors must accommodate multiple transmission standards and communications protocols to provide a bridge between dissimilar access networks, for example, connecting wireless base station equipment to a wireline network. Typical network infrastructure equipment found at the edge of the network access service area that use our products include remote access concentrators, digital subscriber line, or DSL, access multiplexers, voice and media gateways and wireless base stations.

      Metropolitan Area Networks, or metro, service areas of the telecommunications network refer to the portion of a service provider’s physical network, primarily linked by fiber optic cabling, that enables high-speed communications within a city or a larger regional area. In addition, it provides the communications link between network access service areas and the fiber optic-based, wide-area network. For metro equipment applications, communications semiconductors provide transmission and aggregation capabilities, as well as information segmentation and classification, and routing and switching functionality, to support high-speed traffic from multiple sources employing different transmission standards and communications protocols. These functions require signal conversion, signal processing and packet processing expertise to support the design and development of highly integrated mixed-signal devices combining analog and digital functions with communications protocols and application software. Typical network infrastructure equipment found in metro service areas that use our products include add-drop multiplexers, switches, high-speed routers and digital cross-connect systems.

      Communications Media and Data Transmission Rates. Copper wire remains the primary wireline communication medium for network access service areas and portions of metro service areas. T-carrier service is the most common digital transmission service standard employed by service providers to deliver high-speed communications for both voice and data traffic over copper wire, and is ideally suited for point-to-point communications requirements for businesses. T-1 and T-3 lines refer to different levels of North American T-carrier service that transmit data at rates of 1.5 and 45 megabits per second, or Mbps, respectively. In Europe and portions of Asia, similar services are designated as E-1 and E-3 lines and transmit data at rates of 2 and 34 Mbps, respectively.

      Given its superior bandwidth capability, ease of maintenance, improved data integrity and network reliability, fiber optic cable has become the communication medium of choice for wide-area networks and most metro service areas. Synchronous optical network (SONET) is the digital transmission service standard employed by service providers in the Americas and portions of Asia to deliver high-speed voice and data communications and synchronous digital hierarchy (SDH) is the equivalent standard for the majority of the rest of the world. Today, high-speed SONET/ SDH-based connections operate at data transmission rates from 155 Mbps to 2.4 gigabits per second, or Gbps, in metro service areas and up to 10 Gbps in long haul networks.

      Communications Protocols. Regardless of the selected communications medium or data transmission rate, the movement of all voice and data traffic throughout the telecommunications network requires the use of software intensive communications protocols that govern how information is passed between network infrastructure equipment. Voice and data traffic is transported and switched using two principal types of switching techniques, circuit switching and packet switching, each employing different communications protocols.

      Circuit switching, the most common technique for transporting and switching ordinary telephone calls throughout the telecommunications network today, does not use bandwidth efficiently and is not easily scalable to handle significant increases in network data traffic. In response to increased voice and data traffic, service providers accelerated their deployment of network infrastructure equipment that employs packet switching techniques to use more efficiently the available bandwidth to accommodate voice and data traffic. Packet switching transports and switches voice and data traffic that has been segmented into individual frames, cells or packets across the network and reassembles the individual frames, cells or packets at their final destination. Service providers use multiple packet switching protocols, including frame relay (for frame transfer), asynchronous transfer mode, or ATM (for cell transfer), Internet protocol, or IP (for packet transfer), and multiprotocol label switching, or MPLS (for frame, cell and/or packet transfer), in different communications applications.

      The telecommunications network, including the Internet, has evolved into a complex, hybrid series of digital and optical networks that connect individuals and businesses globally. These new larger bandwidth, data-centric networks integrate voice and data traffic, operate over both wired and wireless media, link existing voice and data networks and cross traditional network access, metro and long haul service area boundaries. Network infrastructure OEMs are designing faster, more intelligent and more complex products to satisfy the needs of the service providers as they continue to expand their network coverage and service offerings while upgrading and connecting or integrating existing networks of disparate types. In this demanding environment, network infrastructure OEMs will select as their strategic partners communications semiconductor suppliers who can deliver advanced products that provide increased functionality, lower total system cost and support for a variety of communications media, operating speeds and protocols.

The Mindspeed Approach

      We believe the breadth of our product portfolio, combined with our expertise in semiconductor hardware, software and communications systems engineering, provide us with a competitive advantage in designing and selling our products to leading network infrastructure OEMs. We have proven expertise in signal, packet and transmission processing technologies. These three core technology competencies are critical for developing semiconductor networking solutions that enable the aggregation, transmission and switching of high-speed voice and data traffic, employing multiple communications protocols, across disparate communications networks using copper wire or optical fiber as the transport medium. Our three core technology competencies are the foundation for developing our:

•	Semiconductor device architectures, including digital signal processors, mixed signal devices and programmable protocol engines, as well as analog signal processing capabilities;

•	Highly optimized, signal processing algorithms and communications protocols, which we implement in semiconductor devices; and

•	Critical software drivers and application software to perform signal, packet and transmission processing tasks.

Signal Processing

      Signal processing involves both signal conversion and digital signal processing techniques that convert and compress voice and data between analog and digital representations. Our portfolio of digital signal processors and reduced instruction set controller-based, or RISC-based, processors coupled with our expertise in digital signal processing algorithm development and implementation, enable our products to execute a wide range of modem modulations, echo cancellers, speech coders and communications protocols. Our portfolio of analog signal conversion devices facilitates signal transmission over copper wire across a wide range of signal amplitudes and frequencies.

Packet Processing

      Packet processing involves bundling or segmenting information traffic using standard protocols and enables sharing of transmission bandwidth across a given communication medium. Packet processing segments the information to be transmitted into frames, packets or cells, adds destination and origin information and provides error detection and correction capabilities. Packet processing is also used to translate voice and data traffic between different protocols, such as between ATM and IP, and to implement sophisticated traffic management algorithms to control the amount of bandwidth that various communications links use. Our family of network processors is software-programmable and provides advanced protocol translation and traffic management capabilities for frame relay, ATM, IP and MPLS packet processing applications over a variety of communications media and data transmission rates.

Transmission Processing

      Transmission processing involves the transport and receipt of voice and data traffic across copper wire and optical fiber communications media. Our portfolio of physical layer communications devices support transmission processing over T-carrier and SONET/ SDH digital transmission services, spanning data transmission rates from 1-2 Mbps to 3 Gbps. Our building-block core devices perform transmit and receive, framing, mapping, multiplexing and de-multiplexing, clock and data recovery, echo cancellation and line equalization functions, which serve as the foundation for these physical layer and link layer devices.

Strategy

      Our objective is to become the leading supplier of semiconductor networking solutions to leading global network infrastructure OEMs in key metro and network access market segments. To achieve this objective, we are pursuing the following strategies:

Focus on Increasing Share in High-Growth, High-Margin Applications

      We have established strong positions for our products in the metro and network access service areas of the telecommunications network market that have historically demonstrated solid growth. While the overall telecommunications industry has not yet fully begun its recovery phase from the significant market downturn that began in 2001, we believe there is more of a balance between supply and demand for network infrastructure equipment and communications semiconductors in the metro and network access service areas as network infrastructure OEM inventories are closer to normal levels and areas of growth are emerging. In addition, products which serve metro and network access applications and perform packet processing, transmission processing and/or signal processing functions typically command higher average selling prices and higher margins, primarily due to their functional complexity and their software content. These two key attributes are expected to make the metro and network access service areas the most attractive market segments for the foreseeable future. We believe that our three core technology competencies, coupled with focused investments in multiservice access, T/E carrier and ATM/ MPLS networking solutions, will position us to further increase our share in those target areas.

Expand Strategic Relationships with Industry-Leading Global Network Infrastructure OEMs and Maximize Design Win Share

      We identify and selectively establish strategic relationships with market leaders in the network infrastructure equipment industry to develop next generation products and, in some cases, customized solutions for their specific needs. We have an extensive history of working closely with our customers’ research and development teams to understand emerging markets, technologies and standards and we invest our product development resources in those areas. We believe our close relationships with leading network infrastructure OEMs facilitate early adoption of our products during development of their system-level products, enhance our ability to obtain design wins from those customers and encourage adoption of our technology throughout the industry. In North America we have cultivated close relationships with leading network infrastructure OEMs, including Cisco Systems, Inc., Juniper Networks, Inc., Lucent Technologies, Inc., McData Corporation and Nortel Networks, Inc. In addition, we have intensified our efforts internationally, particularly in the Asia-Pacific region, and have established close relationships with market leaders such as Huawei Technologies Co. Ltd., NEC Corporation, Samsung

Electronics Co., Ltd. and Zhongxing Telecom Equipment Corp. in the Asia-Pacific region and Alcatel Data Networks, S.A. and Siemens A.G. in Europe.

Capitalize on the Breadth of Our Product Portfolio

      We build on the breadth of our product portfolio of physical layer devices, together with our signal and packet processing devices and communications software expertise, to increase our share of the silicon content in our customers’ products. We offer a range of complementary products that are optimized to work with each other and provide our customers with complete information receipt, processing and transmission functions. These complementary products allow infrastructure OEMs to source components that provide proven interoperability from a single semiconductor supplier, rather than requiring OEMs to combine and coordinate individual components from multiple vendors. In addition, we provide network infrastructure OEMs with product development roadmaps for the physical integration of discrete components, such as transceivers, framers and mappers, together with the requisite protocol stacks and application software drivers, into a single semiconductor component that performs the same functions previously requiring multiple components. We believe that this strategy of offering both complementary and integrated products increases product performance, speeds time-to-market and lowers the total system cost for our customers.

      In addition, the breadth of our product portfolio provides a competitive advantage for serving network convergence applications such as multiprotocol wireless to wireline connectivity. These applications generally require a combination of aggregation, transmission or switching functionality to move high-speed voice and data traffic employing multiple communications protocols across disparate communications networks using copper wire or optical fiber as the transport medium.

Provide Outstanding Technical Support and Customer Service

      We provide broad-based technical support, including product design support, to our customers through three dedicated teams: field application engineers, product application engineers and technical marketing personnel. We believe that providing comprehensive service and support is critical to shortening our customers’ design cycles, ensuring the successful launch of their products and maintaining a long-term competitive position within the network infrastructure equipment market. Outstanding customer service and support is becoming a more critical competitive tool as leading network infrastructure OEMs reduce the number of their semiconductor component suppliers to a small preferred list.

Operate as a Fabless Company

      We operate as a fabless semiconductor company and outsource all of our manufacturing needs. This allows us to focus our resources on designing, developing and marketing our products while minimizing operating infrastructure costs and capital expenditures. As a result, we maintain maximum flexibility in operations so that we can more rapidly adapt to changes in our customers’ needs and our target markets.

Products

      We provide network infrastructure OEMs with a broad portfolio of advanced semiconductor networking solutions, ranging from physical layer transceivers and framers to higher layer network processors. Our products can be classified into three focused product families: multiservice access products, T/E carrier products and ATM/ MPLS network processing solutions. These three product families are found in a variety of networking equipment designed to aggregate, transmit and switch voice and data traffic between, and within, the different segments of the communications network.

Multiservice Access Products

      Our software configurable multiservice access processor products serve as bridges for transporting voice and data between circuit-switched networks and packet-based networks. Our multiservice access device architecture combines the performance of a digital-signal processor core with the flexibility of a microcontroller core to support our extensive suite of modulation techniques, echo cancellers, speech coders and communications protocols. These products process and translate voice and data signals and perform various management and reporting functions that help determine the appropriate amount of bandwidth required for transporting the signals to the next destination. They compress the signals to minimize bandwidth consumption and modify or add communications protocols to accommodate transport of the signals across a variety of different services and networks. Supported services include voice-over-packet (also commonly referred to as voice-over-IP), voice-over-ATM and voice-over-DSL services, as well as wireline to wireless connectivity.

      Our foundation Universal Access processor family provides complete hardware and software solutions for receiving and transmitting modem calls from an end-user over the circuit-switched network in equipment such as remote access concentrators and small to mid-range servers. These multi-channel devices then prepare those signals for transport to a new destination over the packet-based Internet backbone.

      Recently we introduced two new products in a family of next-generation, voice-over-packet communications convergence processors. Our MiroTM processor supports the transport of traffic between and among circuit-switched and packet-switched networks across the entire range of IP and ATM protocols and modulation techniques. Miro is capable of handling more than 300 channels of both voice-over-IP and voice-over-ATM traffic and is targeted for use in digital loop carriers and voice and media gateways designed to bridge wireless, wireline and enterprise networks.

      Our ChagallTM voice-over-packet processor is the industry’s first semiconductor system solution to integrate voice processing, packet processing and encryption functionality into a single device for the rapidly growing voice-over-packet enterprise market for internal business networks. Chagall is targeted for use in enterprise voice gateways, packet-enabled private branch exchanges, or PBXs, and integrated access devices, or IADs.

T/E Carrier Products

      Our T/E carrier products include physical layer and link layer communications device solutions which enable high-speed broadband access. These solutions facilitate the aggregation and transport of voice and data traffic over copper wire from the edge of the network to metropolitan and long-haul networks.

      Our T1/E1 and T3/E3 carrier devices incorporate high-speed analog, digital and mixed signal circuit technologies and include multi-port framers and line interface units (LIUs) or transceivers for 1.5 Mbps to 45 Mbps data transmission, as well as multi-channel, high-level data link channel (HDLC) protocol controllers. Framers format data for transmission and extract data at reception, while LIUs condition signals for transmission and reception over multiple media. Recent product introductions include our multi-port T3/E3 LIUs with integrated digital jitter attenuation functionality and our integrated T3/E3 mapper, multiplexer/demultiplexer and framing solution targeted for T/E carrier to SONET/ SDH network connectivity. These highly integrated, low-power solutions are designed for use in a variety of network equipment including digital loop carriers, access multiplexers, add-drop multiplexers, central office switches, digital cross-connect systems and multiservice provisioning platforms.

      Our T/E carrier products are complemented by a family of multi-megabit, symmetric DSL (SDSL) transceivers which enable service providers to deliver Internet access at data transmission rates of 1.5 Mbps to 8 Mbps in both directions over copper wire, supporting telecommuting and branch office functions in North America. SDSL solutions employ advanced digital signal processing techniques that enable the delivery of dedicated high-speed data transmission over copper wires within the local loop to end-users at a lower price than traditional T/ E lines. Recent additions to our DSL transceiver family include low power, single-port and multi-port DSL products utilizing the next generation DSL standard called G.shdsl. G.shdsl enables simultaneous voice and data communications at data transmission rates up to 4.6 Mbps over copper wire pairs for global DSL applications and over longer distances than SDSL-based solutions.

ATM/ MPLS Network Processor Products

      Our high-performance ATM/ MPLS network processors are designed to offer advanced protocol translation and traffic management capabilities normally performed by complex and costly ASICs. Protocol translation occurs where different types of networks and protocols interconnect. Traffic management describes a collection of functions which are used to allocate optimally network bandwidth and allow service providers to provide differentiated services over their networks. Our software-programmable devices operate at data transmission rates from 155 Mbps to 2.5 Gbps.

      Our network processor devices address internetworking applications, including ATM segmentation and reassembly, and a variety of traffic management functions, including traffic shaping, traffic policing and queue management, required by these applications. Segmentation and reassembly is the interconnection between ATM and packet-based networks, such as packet over SONET, frame relay or Ethernet. Traffic shaping regulates the time and rate at which various categories of traffic can be sent onto the network. Traffic policing monitors traffic coming into a port from the network and ensures that it conforms to predetermined policies. Queue management involves the prioritization of traffic throughout the network. As our customers move toward greater levels of product integration, our ATM technology is being increasingly included in our T/E carrier chipsets, HDLC devices, multiservice access processors and SDSL transceivers to create complete semiconductor networking solutions.

Optical Transmission and Switching Solutions

      Our three focused product families are complemented by a portfolio of optical transmission devices and switching solutions which support mainstream SONET/ SDH and packet-over-SONET applications, typically operating at data transmission rates between 155 Mbps and 2.5 Gbps. Our optical transmission products include laser drivers, transimpedance amplifiers, post amplifiers, clock and data recovery circuits and serializers/deserializers. These products serve as the connection between a fiber optic cable component interface and the remainder of the electrical subsystem in various network equipment and perform a variety of functions including:

•	Conversion of incoming optical signals from fiber optic cables to electrical signals for processing and transport over a wireline medium and vice-versa;

•	Conditioning the signal to remove unwanted noise or errors;

•	Combining lower speed signals from multiple parallel paths into higher speed serial paths, and vice-versa, for bandwidth economy; and

•	Amplifying weaker signals as they pass through a particular system’s equipment or network.

      Our switching portfolio includes switch-fabric devices and a family of crosspoint switches that serve as conduits and directors of information in the form of data streams within network switching equipment. Our switch fabric chipset, configurable up to 128 ports operating at 2.5 Gbps per port, enables data to be switched and routed between line cards in high capacity, high-speed network equipment. Our family of crosspoint switches is capable of switching from 4 to 144 channels of 3 Gbps traffic within various types of switching equipment. These crosspoint switches direct, or transfer, a large number of high-speed data input streams, regardless of traffic type, to different connection trunks for rerouting the information to new destination points in the network. In addition, crosspoint switches are often used to provide redundant traffic paths in networking equipment to protect against the loss of critical data from spurious network outages or failures that may occur from time-to-time. Target equipment applications for these switching products include add-drop multiplexers, high-density Internet protocol switches, storage-area routers and optical cross-connect systems.

Customers

      We market and sell our semiconductor networking solutions directly to leading network infrastructure OEMs and indirectly through electronic component distributors. We also sell our products to third-party electronic manufacturing service providers, who manufacture products incorporating our semiconductor networking solutions for OEMs. Our top five direct OEM customers for fiscal year 2002 were ADC Telecommunications, Inc., Alcatel Data Networks, S.A., Cisco Systems, Inc., Nokia Corporation and Tyco International Ltd. We believe that significant indirect network infrastructure OEM customers for our products for fiscal year 2002 included Huawei Technologies Co., Ltd., McData Corporation, NEC Corporation, Nortel Networks, Inc. and Siemens A.G. Revenues derived from customers located in the Americas, Europe, the Asia-Pacific region and Japan were 58%, 18%, 17% and 7%, respectively, for fiscal year 2002.

Sales, Marketing and Technical Support

      We have a worldwide sales, marketing and technical support organization comprised of approximately 130 employees as of February 28, 2003, located in 7 domestic and 12 international sales locations. Our marketing, sales and field applications engineering teams, augmented by 20 electronic component distributors and 20 sales representative organizations, focus on marketing and selling semiconductor networking solutions to worldwide network infrastructure OEMs.

      We maintain close working relationships with our customers throughout their lengthy product sales cycle. Our customers may need six months or longer to test and evaluate our products and an additional six months or longer to begin volume production of network infrastructure equipment that incorporates our products. During this process, we provide broad-based technical support to our customers through our field application engineers, product application engineers and technical marketing personnel. We believe that providing comprehensive product service and support is critical to shortening our customers’ design cycles and maintaining a competitive position in the network infrastructure equipment market. See “Risk Factors — Risks Related to Our Business — Because of the lengthy sales cycles of many of our products, we may incur significant expenses before we generate any revenues related to those products.”

Operations and Manufacturing

      We are a fabless company, which means we do not own or operate foundries for wafer and die fabrication, device assembly or final test of our products. Instead, we outsource the wafer fabrication, assembly and testing of our semiconductor products to independent, third-party contractors. We use mainstream digital complementary metal-oxide semiconductor, or CMOS, process technology for the majority of our products and rely on specialty processes for a few of our older generation products, which represent a very small percentage of our sales. TSMC is our principal foundry supplier of mainstream CMOS wafers and die. We use multiple sources, including Jazz, for older, low volume or specialty process requirements.

      Semiconductor wafers are usually shipped to third-party contractors for wafer test, device assembly and packaging where the wafers are cut into individual die, packaged and tested before final shipment to customers. We use Amkor and other third-party contractors, located in the Asia-Pacific region, Mexico and California, to satisfy a variety of assembly and packaging technology and product testing requirements associated with the back-end portion of the manufacturing process.

      We qualify each of our foundry and back-end process providers. This qualification process consists of a detailed technical review of process performance, design rules, process models, tools and support, as well as analysis of the subcontractor’s quality system and manufacturing capability. We also participate in quality and reliability monitoring through each stage of the production cycle by reviewing electrical and parametric data from our wafer foundry and back-end providers. We closely monitor wafer foundry production for overall quality, reliability and yield levels.

Competition

      The communications semiconductor industry in general, and the markets in which we compete in particular, are intensely competitive. We compete worldwide with a number of U.S. and international suppliers that are both larger and smaller than us in terms of resources and market share. We expect intense competition to continue.

      Our principal competitors are Agere Systems, Inc., Applied Micro Circuits Corporation, Exar Corporation, GlobespanVirata, Inc., Infineon Technologies A.G., Intel Corporation, Maxim Integrated Products, Inc., PMC-Sierra, Inc., Texas Instruments Incorporated, Transwitch Corporation and Vitesse Semiconductor Corporation.

      We believe that the principal competitive factors for semiconductor suppliers in each of our served markets are:

•	time-to-market;

•	product quality, reliability and performance;

•	customer support;

•	price and total system cost;

•	new product innovation; and

•	compliance with industry standards.

We believe we compete favorably with respect to each of these factors.

Backlog

      Our sales are made primarily pursuant to standard purchase orders for delivery of products, with the purchase orders officially acknowledged by us according to our own terms and conditions. Because industry practice allows customers to cancel orders with limited advance notice to us prior to shipment, we believe that backlog as of any particular date is not a reliable indicator of our future revenue levels.

Research and Development

      We have significant research, development, engineering and product design capabilities. As of February 28, 2003, we had approximately 500 employees engaged in research and development activities. We perform research and product development activities at our headquarters in Newport Beach, California and at 7 design centers throughout the world. Our design centers are strategically located to take advantage of key technical and engineering talent.

      Our success will depend to a substantial degree upon our ability to develop and introduce in a timely fashion new products and enhancements to our existing products that meet changing customer requirements and emerging industry standards. We have made and plan to make substantial investments in research and development and to participate in the formulation of industry standards. In addition, we actively collaborate with technology leaders to define and develop next-generation technologies.

      We spent approximately $136.2 million, $196.6 million and $167.1 million in fiscal 2000, 2001 and 2002, respectively, on research and development activities.

Intellectual Property

      In connection with the distribution, Conexant will contribute to us specifically identified intellectual property and other categories of intellectual property used exclusively in or related exclusively to the Mindspeed business. The distribution agreement also includes royalty-free cross licenses by each of Conexant and Mindspeed to the other of rights to use intellectual property of the licensor. We own or license a number of United States and foreign patents and patent applications related to our products, processes and technologies. We are also cross-licensed under a number of intellectual property portfolios in the industry that are relevant to our technologies and products. We have filed and received federal and international trademark registrations of our Mindspeed trademark. In addition, we have registered or applied to register a number of additional trademarks applicable to our products. We believe that intellectual property, including patents, patent applications, licenses and trademarks are of material importance to our business. In addition to protecting our proprietary technologies and processes, we constantly strive to strengthen and enhance our intellectual property portfolio. We use the portfolio to seek licensing opportunities, to negotiate cross-licenses with other intellectual property portfolios, to gain access to intellectual property of others and to avoid, defend against or settle litigation. While in the aggregate our patents, patent applications, licenses and trademarks are considered important to our operations, they are not considered of such importance that the loss or termination of any one of them would materially affect our business or financial condition.

      Various claims of patent infringement have been made against us. We believe that none of these claims will have a material adverse effect on our financial position or results of operations. Pursuant to the distribution agreement, we will retain all liabilities in respect of intellectual property matters related to current and former operations of the Mindspeed business.

      See “Risk Factors — Risks Related to Our Business — We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and loss of our intellectual property rights.”

Employees

      As of February 28, 2003, we had approximately 780 full-time employees, of whom approximately 550 were engineers. Our employees are not covered by any collective bargaining agreements and we have not experienced a work stoppage in the past five years.

      We believe our future success will depend in large part on our ability to continue to attract, motivate, develop and retain highly skilled and dedicated technical, marketing and management personnel.

Cyclicality

      The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry, and in our business in particular. Periods of industry downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. These factors cause substantial fluctuations in our revenues and our results of operations. We have in the past experienced and are experiencing these cyclical fluctuations in our business and may experience cyclical fluctuations in the future. See “Risk Factors — Risks Related to Our Business — We operate in the highly cyclical semiconductor industry, which is subject to significant downturns. We have recently experienced the worst downturn in industry history.”

      In addition, our operating results are subject to substantial quarterly and annual fluctuations due to a number of factors, such as demand for network infrastructure equipment, the timing of receipt, reduction or cancellation of significant orders, the gain or loss of significant customers, market acceptance of our products and our customers’ products, our ability to develop, introduce and market new products and technologies on a timely basis, availability and cost of products from our suppliers, new product and technology introductions by competitors, intellectual property disputes, and the timing and extent of product development costs.

Properties

      At February 28, 2003, we occupied our headquarters located in Newport Beach, California (which includes design and sales offices), 7 design centers and 18 sales locations, some of which share space with Conexant. These facilities had an aggregate floor space of approximately 325,000 square feet, all of which is leased, consisting of approximately 200,000 square feet at our headquarters, 35,000 square feet at our design centers and 90,000 square feet at our sales locations. In the opinion of management, our properties have been well maintained, are in sound operating condition and contain all the equipment and facilities to operate at present levels.

      Through our design centers we provide design engineering and product application support and after-sales service to our OEM customers. The design centers are strategically located around the world to take advantage of key technical and engineering talent worldwide.

Legal Proceedings

      Various lawsuits, claims and proceedings have been or may be instituted or asserted against us or our subsidiaries, including those pertaining to product liability, intellectual property, environmental, safety and health, and employment matters. Pursuant to the distribution agreement, we will assume liability for all current and future litigation against Conexant or its subsidiaries to the extent related to the Mindspeed business.

      The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that a license will be granted. Injunctive relief could have a material adverse effect on our financial condition or results of operations. Based on our evaluation of matters which are pending or asserted, we believe the disposition of such matters will not have a material adverse effect on our financial condition or results of operations.

CREDIT FACILITY TO BE PROVIDED BY CONEXANT

      Prior to the distribution, we will enter into a senior secured revolving credit facility with Conexant, under which we may borrow up to $50 million for our working capital and other general corporate purposes. The credit facility will be available for a term ending on December 31, 2006. We may borrow under the credit facility only to restore our cash balance to $25 million. Loans under the credit facility will accrue interest at the rate of 10 percent per annum, payable at maturity. To the extent we borrow under the credit facility we will issue to Conexant warrants to purchase up to                 shares of our common stock. The warrants will be exercisable for a period of ten years at a price per share equal to the fair market value of our common stock at the time of issuance.

      The credit facility will be guaranteed by each of our domestic subsidiaries and certain foreign subsidiaries. It will also be secured by a first-priority security interest in substantially all of our assets and those of our subsidiaries and a pledge of the stock of our domestic and foreign subsidiaries, subject to certain exceptions.

      The credit facility will contain, among other terms, representations and warranties, conditions precedent, covenants, prepayment provisions and events of default customary for facilities of this type. Covenants will include restrictions on payment of dividends, stock repurchases, consolidations, mergers, acquisitions, investments, capital expenditures, sales of assets, incurrence of indebtedness and creation of liens and encumbrances.

HISTORICAL SELECTED FINANCIAL DATA

      The selected consolidated financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto appearing elsewhere in this information statement. Our consolidated statement of operations data for the years ended September 30, 2000, 2001 and 2002 and our consolidated balance sheet data as of September 30, 2001 and 2002 have been derived from our audited consolidated financial statements included in this information statement, which have been audited by Deloitte & Touche LLP, whose report is included in this information statement. Our consolidated statement of operations data for the three months ended December 31, 2001 and 2002 and our consolidated balance sheet data as of December 31, 2002 have been derived from our unaudited consolidated financial statements included in this information statement. Our consolidated statement of operations data for the years ended September 30, 1998 and 1999 and our consolidated balance sheet data as of September 30, 1998, 1999 and 2000 have been derived from our unaudited consolidated financial statements, which are not presented in this information statement. The historical financial information presented below may not be indicative of our future performance and does not reflect the results of operations and financial position we would have had if we had operated as a separate, stand-alone entity during the periods and as of the dates presented.

						Three Months Ended
	Year Ended September 30,					December 31,

	1998	1999	2000(1)	2001	2002	2001	2002

	(In thousands)
Statement of Operations Data
Net revenues	$143,270	$277,613	$579,206	$305,368	$80,036	$14,178	$20,255
Cost of goods sold	83,342	127,603	233,646	228,994	29,410	6,910	6,137

Gross margin	59,928	150,010	345,560	76,374	50,626	7,268	14,118
Operating expenses:
Research and development	72,639	86,546	136,237	196,642	167,148	42,326	31,152
Selling, general and administrative	37,243	43,613	81,997	109,532	69,500	21,466	12,128
Amortization of intangible assets	5,252	5,255	143,171	304,991	312,388	80,156	14,200
Special charges(2)	3,600	2,200	—	7,665	168,866	—	3,831
Purchased in-process research and development	—	—	191,348	—	—	—	—

Total operating expenses	118,734	137,614	552,753	618,830	717,902	143,948	61,311

Operating income (loss)	(58,806)	12,396	(207,193)	(542,456)	(667,276)	(136,680)	(47,193)
Other income (expense), net	115	342	1,433	(448)	(298)	(476)	(35)

Income (loss) before income taxes and cumulative effect of accounting change	(58,691)	12,738	(205,760)	(542,904)	(667,574)	(137,156)	(47,228)
Provision (benefit) for income taxes	(27,064)	289	27,051	(46,511)	699	144	120

Income (loss) before cumulative effect of accounting change	(31,627)	12,449	(232,811)	(496,393)	(668,273)	(137,300)	(47,348)
Cumulative effect of change in accounting for goodwill (3)	—	—	—	—	—	—	(573,184)

Net income (loss)	$(31,627)	$12,449	$(232,811)	$(496,393)	$(668,273)	$(137,300)	$(620,532)

	As of September 30,					As of
						December 31,
	1998	1999	2000	2001	2002	2002

	(In thousands)
Balance Sheet Data
Working capital	$39,723	$118,869	$182,688	$(50,377)	$(35,430)	$(23,117)
Total assets	94,415	185,676	1,651,653	1,250,012	787,111	198,457
Shareholder’s net investment	74,744	154,931	1,520,687	1,155,015	720,323	142,996

(1)	In fiscal 2000, Conexant completed six acquisitions related to our business, including Microcosm Communications Limited in January; Maker Communications, Inc. in March; Applied Telecom, Inc. in April; HotRail, Inc. in June; and Novanet Semiconductor Ltd. and NetPlane Systems, Inc. in September. As a result of these acquisitions, during fiscal 2000, 2001 and 2002 we recorded $143.2 million, $305.0 million and $312.4 million, respectively, in amortization of goodwill and other acquisition-related intangible assets, and in fiscal 2000 we recorded charges of $191.3 million related to purchased in-process research and development. Prior to the distribution, Conexant will transfer to us all of the capital stock of Microcosm, Maker, Applied Telecom, HotRail and Novanet. In January 2003 Conexant sold the assets of NetPlane.

(2)	Special charges of $3.6 million in fiscal 1998 and $2.2 million in fiscal 1999 represent costs of restructuring actions taken by Conexant related to our operations, including employee severance and costs under a voluntary early retirement program. The fiscal 1998 special charges include $1.7 million of costs associated with the disposal of property and equipment. In fiscal 2001, we recorded special charges of $7.7 million for restructuring activities, asset impairments and separation costs. Fiscal 2002 special charges of $168.9 million were principally related to the impairment of goodwill and intangible assets and restructuring activities.

(3)	Effective October 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and recorded an impairment charge of $573.2 million to write down the carrying value of goodwill to estimated fair value.

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

      The following unaudited pro forma condensed consolidated balance sheet gives effect to the contribution and the distribution as if they had occurred on December 31, 2002. The unaudited pro forma condensed consolidated statements of operations for fiscal 2002 and the three months ended December 31, 2002 give effect to the contribution and the distribution as if they had occurred on October 1, 2001.

      The unaudited pro forma condensed consolidated financial information should be read in conjunction with other information included in this information statement including “Historical Selected Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto. The unaudited pro forma condensed consolidated balance sheet is not intended to represent what our financial position would actually have been had the contribution and the distribution occurred on December 31, 2002, or to project our financial position for any future date. Similarly, the unaudited pro forma condensed consolidated statements of operations are not intended to represent what our operating results would actually have been for the periods indicated or to project our operating results for any future period. The pro forma adjustments are based upon currently available information and assumptions that management believes are reasonable.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

December 31, 2002
(In thousands)

		Adjustments
	Historical	for the		Pro Forma
	Mindspeed(1)	Separation		Mindspeed

Current Assets
Cash and cash equivalents	$8,653	$91,347	(2)	$100,000
Receivables, net	11,923	—		11,923
Inventories	5,594	—		5,594
Other current assets	4,892	—		4,892

Total current assets	31,062	91,347		122,409
Property, plant and equipment, net	40,179	—		40,179
Intangible assets, net	125,608	—		125,608
Other assets	1,608	—		1,608

Total assets	$198,457	$91,347		$289,804

Current Liabilities
Accounts payable	$14,833	$—		$14,833
Deferred revenue	6,695	—		6,695
Accrued compensation and benefits	11,163	—		11,163
Other current liabilities	21,488	—		21,488

Total current liabilities	54,179	—		54,179
Other liabilities	1,282	—		1,282

Total liabilities	55,461	—		55,461

Commitments and contingencies	—	—		—

Shareholder’s Net Investment
Preferred stock, no par value	—	—		—
Common stock, $.01 par value	—		(3)
Additional paid-in capital	—		(3)
Conexant’s net investment	160,416	91,347	(2)	—
		(251,763	)(3)
		—	(4)
Accumulated other comprehensive loss	(17,420)	—		(17,420)

Total shareholder’s net investment	142,996	91,347		234,343

Total liabilities and shareholder’s net investment	$198,457	$91,347		$289,804

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended September 30, 2002
(In thousands, except per share amounts)

		Adjustments
	Historical	for the	Pro Forma
	Mindspeed(1)	Separation	Mindspeed

Net revenues	$80,036	$—	$80,036
Cost of goods sold	29,410	—	29,410

Gross margin	50,626	—	50,626
Operating expenses
Research and development	167,148	—	167,148
Selling, general and administrative	69,500	—	69,500
Amortization of intangible assets	312,388	—	312,388
Special charges	168,866	—	168,866

Total operating expenses	717,902	—	717,902

Operating loss	(667,276)	—	(667,276)
Other expense, net	(298)	—	(298)

Loss before income taxes	(667,574)	—	(667,574)
Provision for income taxes	699	—	699

Net loss	$(668,273)	$—	$(668,273)

Net loss per share, basic and diluted(5)			$

Shares used in per share computation

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENT OF OPERATIONS
Three Months Ended December 31, 2002
(In thousands, except per share amounts)

		Adjustments
	Historical	for the	Pro Forma
	Mindspeed(1)	Separation	Mindspeed

Net revenues	$20,255	$—		$20,255
Cost of goods sold	6,137	—		6,137

Gross margin	14,118	—		14,118
Operating expenses
Research and development	31,152	—		31,152
Selling, general and administrative	12,128	—		12,128
Amortization of intangible assets	14,200	—		14,200
Special charges	3,831	—		3,831

Total operating expenses	61,311	—		61,311

Operating loss	(47,193)	—		(47,193)
Other expense, net	(35)	—		(35)

Loss before income taxes and cumulative effect of accounting change	(47,228)	—		(47,228)
Provision for income taxes	120	—		120

Loss before cumulative effect of accounting change	(47,348)	—		(47,348)
Cumulative effect of change in accounting for goodwill	(573,184)	—		(573,184)

Net loss	$(620,532)	$—		$(620,532)

Loss per share, basic and diluted(5):
Loss before cumulative effect of accounting change			$
Cumulative effect of change in accounting for goodwill

Net loss			$

Shares used in per share computation

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

      Pro forma adjustments to the Unaudited Pro Forma Condensed Consolidated Financial Statements are as follows:

(1)	The historical Mindspeed financial information is derived from the consolidated financial statements of the Mindspeed business of Conexant Systems, Inc. included in this information statement.

(2)	To reflect the pre-distribution cash contribution from Conexant.

(3)	To reflect the distribution as the elimination of Conexant’s net investment and the issuance of an estimated million shares of our common stock, par value $.01 per share. This is based on the number of shares of Conexant common stock outstanding on , 2003 and the distribution ratio of one share of our common stock for each shares of Conexant common stock outstanding.

(4)	The fair value of the warrants to be issued to Conexant at the time of the distribution will be recorded as an increase in Conexant’s net investment and as a return of capital to Conexant, with no net effect on shareholder’s equity.

(5)	Unaudited pro forma loss per share data are computed by dividing the loss for the respective periods by the common shares that would have been outstanding had the distribution occurred on December 31, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the notes thereto included elsewhere in this information statement.

Overview

      We design, develop and sell semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. Our products, ranging from physical layer transceivers and framers to higher layer network processors, are classified into three focused product families: multiservice access products, T/E carrier products and ATM/ MPLS network processing solutions. These product families are complemented by a portfolio of optical transmission devices and switching solutions which support mainstream SONET/ SDH and packet-over-SONET applications. Our products are sold to OEMs for use in a variety of network infrastructure equipment, including voice and media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers and digital loop carrier equipment, that support the aggregation, transmission and switching of high-speed voice and data traffic within different segments of the communications network.

      We market and sell our semiconductor products and system solutions directly to leading network infrastructure OEMs and indirectly through electronic component distributors. We also sell our products to third-party electronic manufacturing service providers, who manufacture products incorporating our semiconductor networking solutions for OEMs. Sales to distributors accounted for approximately 44% and 49%, respectively, of our revenues for fiscal 2002 and the first quarter of fiscal 2003. For fiscal 2002 and the first quarter of fiscal 2003, one distributor accounted for 16% and 21%, respectively, of our net revenues; no other customer accounted for 10% or more of our net revenues for these periods. Our top 20 customers accounted for 79% and 83%, respectively, of our net revenues for fiscal 2002 and the first quarter of fiscal 2003. For fiscal 2002 and the first quarter of fiscal 2003, approximately 46% and 50%, respectively, of our total sales were to customers located outside the United States, primarily in the Asia-Pacific region. We believe a substantial portion of the products we sell to OEMs and third-party manufacturing service providers in the Asia-Pacific region are ultimately shipped to end markets in the Americas and Europe.

      Our products are components of network infrastructure equipment. As a result, we rely on network infrastructure OEMs to select our products from among alternative offerings to be designed into their equipment. These “design wins” are an integral part of the long sales cycle for our products. Our customers may need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. We believe our close relationships with leading network infrastructure OEMs facilitate early adoption of our products during development of their products, enhance our ability to obtain design wins and encourage adoption of our technology by the industry.

      On an ongoing basis, we review investment, alliance and acquisition prospects that would complement our existing product offerings, augment our market coverage or enhance our technological capabilities. During fiscal 2000, Conexant completed six acquisitions relating to our business to accelerate development efforts and fill technology gaps in our product portfolio. Each of these acquisitions was recorded using the purchase method of accounting, and our results of operations reflect the operations of these businesses after the dates of acquisition.

Basis of Presentation

      We are a wholly owned subsidiary of Conexant. On March 24, 2003, Conexant announced its plan to proceed with the separation of our business from Conexant’s Broadband Communications business as an independent, publicly traded company through a distribution to its shareholders of all outstanding shares of our common stock.

      Our consolidated financial statements include the assets, liabilities, operating results and cash flows of the Mindspeed business of Conexant, including subsidiaries, which will be contributed to us by Conexant prior to the distribution. Our consolidated financial statements have been prepared using Conexant’s historical bases in the assets and liabilities and the historical operating results of the Mindspeed business during each respective period. The consolidated financial statements also include allocations to us of certain Conexant corporate expenses, including research and development, legal, accounting, treasury, human resources, real estate, information systems, customer service, sales, marketing, engineering, executive salaries and other corporate services provided by Conexant. The expense allocations have been determined on bases that Conexant and we consider to be reasonable reflections of the utilization of the services provided to us or the benefit received by us. Expenses were allocated based on specific identification, relative revenues or costs, manufacturing capacity utilization or headcount.

      Prior to the distribution, we will enter into agreements with Conexant providing for the separation of our business. These agreements generally will provide for, among other things, the transfer from Conexant to us of assets, and the assumption by us of liabilities, relating to the Mindspeed business, the allocation and licensing of intellectual property between us and Conexant and various interim and ongoing relationships between us and Conexant. In addition, as part of Conexant, we benefited from various economies of scale, including shared global administrative functions and facilities and volume purchase discounts. We expect our costs will increase as a result of the loss or renegotiation of these arrangements, although the amount of the cost increase is not determinable at this time. We must also negotiate new or revised agreements with various third parties as a separate, stand-alone entity. Such agreements relate to manufacturing capacity, intellectual property and other goods and services essential to our business. We cannot assure you that the terms we will be able to negotiate will be as favorable as those that we enjoyed as part of Conexant.

      The financial information presented in this information statement is not indicative of our financial position, results of operations or cash flows in the future, nor is it necessarily indicative of what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity for the periods presented.

Recent Developments

      In January 2003, we decided to close our HotRail design center and curtail investment in selected associated products. We will record a related impairment charge of approximately $19 million in the second quarter of fiscal 2003 to write down to estimated fair value the carrying value of the identified intangible assets, principally developed technology.

      On March 24, 2003, we announced a further restructuring plan, including a reduction in headcount bringing total headcount to approximately 625 employees, as well as other expense reduction actions. We expect to complete these restructuring actions before the end of the calendar year and anticipate that these actions, together with the HotRail actions described above, will reduce our operating costs by approximately $30 million on an annualized basis.

Results of Operations

      Since the second quarter of fiscal 2001, we — like many of our customers and competitors — have been adversely impacted by a broad slowdown in investment in communications network infrastructure by Internet service providers (ISPs) and local and inter-exchange service providers. In most cases, the effect of weakened end-customer demand was compounded by significantly higher than normal levels of equipment and component inventories built up at our customers during fiscal 2000 and into fiscal 2001. This downturn in demand led to sharply lower sales volume, as compared to fiscal 2000 levels, across the majority of our product families. The effect was most pronounced in the first quarter of fiscal 2002, as many of our customers dramatically reduced purchases as they sought to consume the higher than normal levels of component inventories.

      For fiscal 2002, our revenues reflected a substantial decline from the prior year’s level due to continued slow capital spending by telecommunications service providers. However, we believe that in some of the markets we address the levels of inventories held by our customers have decreased and during fiscal 2002, we began to experience some renewed demand in the markets for certain of our product families, including our T/E carrier products, ATM/ MPLS network processors and switching solutions.

      The overall slowdown in the network infrastructure markets has also impacted our gross margins and operating income. Cost of goods sold for fiscal 2001 was adversely affected by the significant underutilization of Conexant’s former manufacturing facilities, from which we obtained our wafer supply. Our cost of goods sold for fiscal 2001 also reflected $83.5 million of inventory write-downs across our product portfolio resulting from the sharply reduced end-customer demand for network infrastructure equipment. During fiscal 2001, we also recorded $13.0 million of additional provisions for accounts receivable from slow-paying customers, which we were unable to collect. Moreover, as a result of our cost reduction initiatives and the closure of certain facilities, in fiscal 2001 and 2002 and the first quarter of fiscal 2003 we recorded special charges of $7.7 million, $168.9 million and $3.8 million, respectively, for asset impairments and restructuring and other costs.

Three Months Ended December 31, 2001 and 2002

Net Revenues

      We recognize revenues from product sales upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue recognition is deferred in all instances where the earnings process is incomplete. We sell a portion of our products to electronic component distributors under agreements allowing for a right to return unsold products. We defer the recognition of revenue on all sales to these distributors until the products are sold by the distributors to a third party. We record a reserve for sales returns and allowances for other customers based on historical experience or specific identification of an event necessitating a reserve. Development revenue is recognized when services are performed and was not significant for any of the periods presented.

      The following table summarizes our net revenues:

	Three Months Ended
	December 31,

	2001	Change	2002

	(In millions)
Net revenues	$14.2	43%	$20.3

      Our net revenues continue to be impacted by the sharply lower demand for network infrastructure equipment which has affected us, our customers and our competitors since the second quarter of fiscal 2001. The effect was most pronounced in the first quarter of fiscal 2002, when our quarterly revenues decreased to $14.2 million — their lowest level in several years — as many of our customers dramatically reduced purchases as they sought to consume their higher than normal levels of equipment and component inventories. Since that time, we have experienced some renewed demand in the markets for certain of our product families, including our T/E carrier products, ATM/ MPLS network processors and switching solutions. Our revenues of $20.3 million for the first quarter of fiscal 2003 reflect higher sales volumes in each of our three core product families as compared to the fiscal 2002 first quarter.

Gross Margin

	Three Months Ended
	December 31,

	2001	Change	2002

	(In millions)
Gross margin	$7.3	94%	$14.1
Percent of net revenues	51%		70%

      Gross margin represents revenues less cost of goods sold. As a fabless semiconductor company, we use third parties (including TSMC, Jazz and Amkor and, prior to the organization of Jazz in March 2002, Conexant) for wafer fabrication and assembly and test services. Our cost of goods sold consists predominantly of: purchased finished wafers; assembly and test services; royalty and other intellectual property costs; labor and overhead costs associated with product procurement; and sustaining engineering expenses pertaining to products sold. Our gross margins for the first quarter of fiscal 2003 compared with the similar period of fiscal 2002 reflect the effect of higher quarterly revenues and the favorable impact of our cost reduction actions. Gross margins for the first quarter of fiscal 2003 also benefited from lower provisions for excess and obsolete inventories.

      Our gross margin for the first quarter of fiscal 2002 and 2003 also benefited from the sale of inventories with an original cost of $0.4 million and $1.5 million, respectively, that we had written down to a zero cost basis during fiscal year 2001. These sales resulted from renewed demand for certain products that was not anticipated at the time of the write-downs. The previously written-down inventories were generally sold at prices which exceeded their original cost. Had we not previously written down the cost basis of these goods, our cost of goods sold would include the original cost of such goods, and our gross margin for the first quarter of fiscal 2002 would have been $6.9 million (49% of our net revenues) compared to $12.6 million (62% of our net revenues) for the first quarter of fiscal 2003.

      We recorded an aggregate of $83.5 million of inventory write-downs in fiscal 2001. The fiscal 2001 inventory write-downs resulted from the sharply reduced end-customer demand for network infrastructure equipment during that period. As a result of these market conditions, we experienced a significant number of order cancellations and a decline in the volume of new orders beginning in the fiscal 2001 first quarter. Our fiscal 2001 second quarter revenues decreased 51% compared with the immediately preceding quarter. The reduced global demand for our products became more pronounced in the third and fourth quarters of fiscal 2001, and we experienced further sequential decreases in our quarterly revenues of 56% and 39%, respectively, in those periods. As a result of our ongoing assessment of the recoverability of our inventories, we recorded inventory write-downs of $10.9 million, $51.7 million and $20.9 million in the first, second and third quarters, respectively, of fiscal 2001. The inventories written down in fiscal 2001 principally consisted of multiservice access processors and multi-megabit DSL transceivers.

      We assess the recoverability of our inventories at least quarterly through a review of inventory levels in relation to foreseeable demand (generally over six months). Foreseeable demand is based upon all available information, including sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand, we write down the value of those inventories which, at the time of our review, we expect to be unable to sell. The amount of the inventory write-down is the excess of historical cost over estimated realizable value. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory.

      Our products are used by OEMs that have designed our products into network infrastructure equipment. For many of our products, we gain these design wins through a lengthy sales cycle, which often includes providing technical support to the OEM customer. In the event of the loss of business from existing OEM customers, we may be unable to secure new customers for our existing products without first achieving new design wins. When the quantities of inventory on hand exceed foreseeable demand from existing OEM customers into whose products our products have been designed, we generally will be unable to sell our excess inventories to others, and the estimated realizable value of such inventories to us is generally zero.

      From the time of the fiscal 2001 inventory write-downs and through December 31, 2002, we scrapped a portion of these inventories having an original cost of $5.8 million and sold a portion of these inventories with an original cost of $6.2 million. The sales resulted from increased demand beginning in the first quarter of fiscal 2002 which was not anticipated at the time of the write-downs. As of December 31, 2002, we continued to hold inventories with an original cost of $71.5 million which were previously written down to a zero cost basis. We currently intend to hold these remaining inventories and will sell these inventories if we experience renewed demand for these products. While there can be no assurance that we will be able to do so, if we are able to sell a portion of the inventories which are carried at zero cost basis, our gross margins will be favorably affected by an amount equal to the original cost of the zero-cost basis inventory sold. To the extent that we do not experience renewed demand for the remaining inventories, they will be scrapped as they become obsolete.

      We base our assessment of the recoverability of our inventories, and the amounts of any write-downs, on currently available information and assumptions about future demand and market conditions. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

     Research and Development

	Three Months Ended
	December 31,

	2001	Change	2002

	(In millions)
Research and development	$42.3	(26)%	$31.2
Percent of net revenues	299%		154%

      Our research and development (R&D) expenses consist principally of direct personnel costs, photomasks, electronic design automation tools and pre-production evaluation and test costs. The decrease in R&D expenses for the first quarter of fiscal 2003 compared to the similar period of fiscal 2002 primarily reflects lower headcount and personnel-related costs resulting from our fiscal 2002 expense reduction and restructuring actions. Subsequent to the first quarter of fiscal 2002, we eliminated R&D spending directed at high-end optical networking applications and we closed our Novanet Semiconductor Ltd. subsidiary design center.

     Selling, General and Administrative

	Three Months Ended
	December 31,

	2001	Change	2002

	(In millions)
Selling, general and administrative	$21.5	(44)%	$12.1
Percent of net revenues	151%		60%

      Our selling, general and administrative (SG&A) expenses include personnel costs, independent sales representative commissions, product marketing, applications engineering and other marketing costs. Our SG&A expenses also include costs of corporate functions including accounting, finance, legal, human resources, information systems and communications. The decrease in SG&A expenses for the first quarter of fiscal 2003 compared to the similar period of fiscal 2002 primarily reflects lower headcount and personnel-related costs resulting from our fiscal 2002 expense reduction and restructuring actions. The decrease in SG&A expenses also reflects provisions for losses on accounts receivable of $3.0 million recorded in the fiscal 2002 first quarter for accounts which management determined would ultimately be uncollectible.

     Amortization of Intangible Assets and Change in Accounting for Goodwill

	Three Months Ended
	December 31,

	2001	Change	2002

	(In millions)
Amortization of intangible assets	$80.2	(82)%	$14.2

      The lower amortization expenses in the first quarter of fiscal 2003 primarily resulted from the adoption of Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets,” as of the beginning of fiscal 2003. SFAS 141 requires that all business combinations be accounted for using the purchase method and provides new criteria for recording intangible assets separately from goodwill. Upon adoption, we evaluated our existing goodwill and intangible assets against the new criteria, which resulted in certain intangible assets with a carrying value of $4.3 million being subsumed into goodwill. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and requires that we no longer amortize goodwill into our results of operations. Instead, goodwill must be tested at least annually for impairment and written down when impaired. We expect that amortization of intangible assets will be approximately $56.8 million for fiscal 2003.

      Also upon adoption of SFAS 142, we completed the transition impairment test of our goodwill required by SFAS 142 (as of the beginning of fiscal 2003). Our business consists of one reporting unit (as defined in SFAS 142) and for purposes of the impairment test, we determined its fair value considering both an income approach and a market approach. Management determined that the recorded value of goodwill exceeded its fair value (estimated to be zero) by $573.2 million. In the first quarter of fiscal 2003, we recorded a $573.2 million charge — reflected in the accompanying statement of operations as the cumulative effect of a change in accounting principle — to write down the value of goodwill to estimated fair value.

      Had the non-amortization provisions of SFAS 142 been in effect for the first quarter of fiscal 2002, our net loss would have been as follows (in thousands):

	Three Months Ended
	December 31,

	2001	2002

	(In millions)
Net loss, as reported	$(137.3)	$(620.5)
Amortization of goodwill	64.3	—
Amortization of assembled workforce previously classified as an intangible asset	0.4	—

Net loss, as adjusted	$(72.6)	$(620.5)

     Special Charges

      Special charges consist of the following (in thousands):

	Three Months Ended
	December 31,

	2001	Change	2002

	(In millions)
Asset impairments	$—	nm	$0.2
Restructuring charges	—	nm	3.6

	$—	nm	$3.8

nm = not meaningful

     Asset Impairments

      During the first quarter of fiscal 2003, we recorded asset impairment charges totaling $0.2 million related to certain assets that we determined to abandon or scrap.

Restructuring Charges

      In fiscal 2001 and 2002, we implemented a number of cost reduction initiatives to more closely align our cost structure with the then-current business environment. The cost reduction initiatives included workforce reductions, significant reductions in capital spending, the consolidation of certain facilities and salary reductions for our senior management team until we return to profitability. The costs and expenses associated with the restructuring activities are included in special charges in the accompanying statements of operations.

      2001 Global Restructuring Plan. During the second quarter of fiscal 2001, as part of a broad cost reduction initiated by Conexant, we announced certain expense reduction initiatives and a reduction in workforce which reduced our headcount by approximately 60 employees. These actions were intended to focus investment and resources in areas that best support our strategic growth drivers. We completed these restructuring actions in fiscal 2002. The charges for the workforce reduction aggregated $1.1 million and were based upon estimates of the cost of severance benefits for the affected employees. Activity and liability balances related to the 2001 global restructuring plan through December 31, 2002 are as follows (in thousands):

Workforce
Reductions

Charged to costs and expenses	$1,110
Cash payments	(1,014)

Restructuring balance, September 30, 2001	96
Cash payments	(35)

Restructuring balance, September 30, 2002	61
Expense reversal	(61)

Restructuring balance, December 31, 2002	$—

      2001 Mindspeed Cost Reduction Plan. During the third quarter of fiscal 2001, we initiated a further cost reduction plan under which we reduced our workforce by approximately 110 employees and recorded charges aggregating $2.1 million. The charges were based upon estimates of the cost of severance benefits for the affected employees. We completed these actions in the fourth quarter of fiscal 2001. During the first quarter of fiscal 2003, we reversed $0.1 million of previously accrued costs upon the resolution of liabilities for severance benefits payable under the plan. Activity and liability balances related to the 2001 Mindspeed cost reduction plan through December 31, 2002 are as follows (in thousands):

Workforce
Reductions

Charged to costs and expenses	$2,119
Cash payments	(1,518)

Restructuring balance, September 30, 2001	601
Cash payments	(455)

Restructuring balance, September 30, 2002	146
Expense reversal	(146)

Restructuring balance, December 31, 2002	$—

      2002 Cost Reduction Plan. During fiscal 2002, we initiated additional actions to improve further our operating cost structure. Under this plan, we terminated approximately 110 employees and recorded charges aggregating $2.1 million. The charges were based upon estimates of the cost of severance benefits for the affected employees. In addition, we recorded restructuring charges of $0.2 million for costs associated with the consolidation of certain facilities. Activity and liability balances related to the 2002 cost reduction plan through December 31, 2002 are as follows (in thousands):

	Workforce	Facility
	Reductions	and Other	Total

Charged to costs and expenses	$2,097	$171	$2,268
Cash payments	(1,488)	(37)	(1,525)
Non-cash charges	(609)	—	(609)

Restructuring balance, September 30, 2002	—	134	134
Cash payments	—	(38)	(38)

Restructuring balance, December 31, 2002	$—	$96	$96

      Mindspeed Strategic Restructuring Plan. During the third quarter of fiscal 2002, we announced a number of expense reduction and restructuring initiatives intended to reduce further our operating cost structure and focus our research and development spending on products for the network infrastructure market segments we believe offer the most attractive near-term growth prospects. These actions include the elimination of research and development spending in high-end optical networking applications, the closure of our Novanet Semiconductor Ltd. subsidiary design center (which was engaged in the development of semiconductor products for high-speed SONET applications), the divestiture of our NetPlane Systems business (which develops and sells networking protocol software and systems for control plane applications in network infrastructure equipment) and a reduction of support services spending, in total reducing our workforce by over 400 employees. During fiscal 2002, we terminated approximately 280 of such employees and recorded charges aggregating $7.1 million. These charges were based upon estimates of the cost of severance benefits for the affected employees. These actions reduced our workforce throughout our operations. In addition, we recorded restructuring charges of $16.1 million for costs associated with the consolidation of certain facilities, including lease cancellation and related costs.

      During the first quarter of fiscal 2003, we implemented an additional workforce reduction affecting approximately 80 employees and closed our design center in Bristol, England. We recorded additional charges of $3.1 million for the workforce reductions, based upon estimates of the cost of severance benefits for the affected employees, and $0.8 million for commitments under license obligations that we determined would not be used in the future. During the first quarter of fiscal 2003, we substantially completed these workforce reductions. We completed the divestiture of the assets of NetPlane in January 2003 (including approximately 50 employees). Activity and liability balances related to the Mindspeed strategic restructuring plan through December 31, 2002 are as follows (in thousands):

	Workforce	Facility
	Reductions	and Other	Total

Charged to costs and expenses	$7,061	$16,109	$23,170
Cash payments	(2,419)	(1,211)	(3,630)
Non-cash charges	(552)	(354)	(906)

Restructuring balance, September 30, 2002	4,090	14,544	18,634
Charged to costs and expenses	3,056	792	3,848
Cash payments	(2,253)	(2,629)	(4,882)

Restructuring balance, December 31, 2002	$4,893	$12,707	$17,600

      Through December 31, 2002, we have paid an aggregate of $13.1 million in connection with our fiscal 2001 and 2002 restructuring plans and have a remaining accrued restructuring balance totaling $17.7 million. We expect to pay a majority of the amounts accrued for the workforce reductions during fiscal 2003 and we expect to pay the obligations for the non-cancelable lease and other commitments over their respective terms, which principally expire through fiscal 2005. Cash payments to complete the restructuring actions will be funded from available cash reserves and funds from operations, and are not expected to significantly impact our liquidity.

Other Income (Expense), Net

	Three Months Ended
	December 31,

	2001	Change	2002

	(In millions)
Other income (expense), net	$(0.5)	nm	$—

      Other income (expense), net principally consists of interest income, foreign exchange gains and losses and other non-operating gains and losses.

Provision (Benefit) for Income Taxes

      Our provision for income taxes for the first quarters of fiscal 2003 and 2002 consisted of income taxes incurred by our foreign subsidiaries. As a result of our recent operating losses and our expectation of future operating results, we determined that it is more likely than not that the additional income tax benefits (principally net operating losses we can carry forward to future years) which arose during fiscal 2002 and the first quarter of fiscal 2003 will not be realized. Accordingly, we have not recognized any income tax benefits relating to our operating losses for those periods and we do not expect to recognize any income tax benefits relating to future operating losses until we believe that such tax benefits are more likely than not to be realized. We expect that our provision for income taxes for fiscal 2003 will principally consist of income taxes related to our foreign operations.

      As of September 30, 2002, we had a valuation allowance of $196 million against our deferred tax assets (which reduces their carrying value to zero) because we do not expect to realize the deferred tax assets through the reduction of future income tax payments.

      A portion of the net operating losses and other tax benefits relating to our past operations will be retained by Conexant in the separation and will not be available to be utilized in our separate income tax returns in the future.

Years Ended September 30, 2000, 2001 and 2002

Net Revenues

      The following table summarizes our net revenues:

	2000	Change	2001	Change	2002

	(In millions)
Net revenues	$579.2	(47)%	$305.4	(74)%	$80.0

      Our net revenues for fiscal 2002 compared with fiscal 2001 reflect lower sales volume which resulted from the broad slowdown in investment in communications network infrastructure by telecommunications service providers, compounded by higher-than-normal levels of equipment and component inventories at our customers. This slowdown affected the majority of our product families. During fiscal 2002, we began to experience some renewed demand in the end markets for certain of our product families, including our T/ E carrier products, ATM/ MPLS network processors and switching solutions.

      Our net revenues for fiscal 2001 were affected by the sharply lower end-market demand for network infrastructure equipment we began to experience in the second quarter of fiscal 2001. As a result, we experienced a steep decline in revenues from our multiservice access processors and, to a lesser extent, our multi-megabit DSL, optical networking and network processor products. The six businesses acquired in fiscal 2000 contributed $53.4 million of revenue for fiscal 2001 compared with $27.7 million for fiscal 2000.

Gross Margin

	2000	Change	2001	Change	2002

	(In millions)
Gross margin	$345.6	(78)%	$76.4	(34)%	$50.6
Percent of net revenues	60%		25%		63%

      Gross margin for fiscal 2001 includes inventory write-downs of $83.5 million. For fiscal 2002, our gross margins reflect the favorable impact of the cost reductions we initiated in fiscal 2001 and lower provisions for excess and obsolete inventories. Provisions for excess and obsolete inventories were $18.6 million and $4.5 million for fiscal 2001 and fiscal 2002, respectively. Our gross margin for fiscal 2002 also benefited from the sale of inventories with an original cost of $4.6 million that we had written down to a zero cost basis during fiscal year 2001. These sales resulted from renewed demand for certain products that was not anticipated at the time of the write-downs. The previously written-down inventories were generally sold at prices which exceeded their original cost. Had we not previously written down the cost basis of these goods, our cost of sales for fiscal 2002 would include the original cost of such goods, and our gross margin for fiscal 2002 would have been $46.0 million, or 57% of our net revenues.

      The decrease in our gross margin for fiscal 2001 compared to fiscal 2000 reflects the impact of lower sales volume on a base of relatively fixed manufacturing support costs including allocation of costs associated with underutilization of Conexant’s former manufacturing facilities. Gross margin for fiscal 2001 also reflects the $83.5 million of inventory write-downs we recorded as a result of the sharply reduced end-customer demand for network infrastructure equipment during that period. Our gross margin for fiscal 2000 benefited from high sales volume that resulted from high levels of investment in public and private communications networks and lower costs of goods manufactured for us by Conexant.

Research and Development

	2000	Change	2001	Change	2002

	(In millions)
Research and development	$136.2	44%	$196.6	(15)%	$167.1
Percent of net revenues	24%		64%		209%

      The decrease in R&D expenses for fiscal 2002 compared to fiscal 2001 primarily reflects lower headcount and personnel-related costs resulting from the expense reduction and restructuring actions we initiated during fiscal 2001 and 2002. The increase in our R&D expenses for fiscal 2001 primarily reflects higher headcount and personnel-related costs resulting from our expansion of our development efforts during fiscal 2000 and the accelerated launch of new products. The higher fiscal 2001 R&D expenses also reflect the increase in our engineering team resulting from the acquisitions of six businesses during fiscal 2000.

Selling, General and Administrative

	2000	Change	2001	Change	2002

	(In millions)
Selling, general and administrative	$82.0	34%	$109.5	(37)%	$69.5
Percent of net revenues	14%		36%		87%

      The decrease in SG&A expenses for fiscal 2002 compared to fiscal 2001 primarily reflects lower headcount and personnel-related costs resulting from the expense reduction and restructuring actions initiated during fiscal 2002 and 2001 and lower provisions for uncollectible accounts receivable. The provision for uncollectible accounts receivable was $13.0 million for fiscal 2001, compared to $1.9 million for fiscal 2002, due to an increase during fiscal 2001 in past-due accounts, which management estimated would ultimately be uncollectible. Excluding the effect of the provisions for uncollectible accounts, our SG&A expenses for fiscal 2002 decreased by $28.9 million.

      The increase in SG&A expenses for fiscal 2001 compared to fiscal 2000 primarily reflects the addition of the selling, marketing and administrative teams of the six businesses acquired during fiscal 2000 and the development of corporate infrastructure early in fiscal 2001 in anticipation of our planned separation from Conexant. SG&A expenses for fiscal 2001 also reflect a $12.7 million increase in provisions for uncollectible accounts receivable.

Amortization of Intangible Assets

	2000	Change	2001	Change	2002

	(In millions)
Amortization of intangible assets	$143.2	nm	$305.0	nm	$312.4

      Intangible asset amortization expense increased in fiscal 2002 primarily due to the additional consideration paid in connection with certain of our fiscal 2000 business acquisitions upon the achievement of performance and technology goals specified in the related acquisition agreements. This increase was partially offset by the reduction of amortization expense associated with the fiscal 2002 impairment of certain intangible assets. The additional consideration was paid to the former owners of the acquired companies and consisted of $15.0 million in cash and 95,000 shares of our common stock valued at $1.3 million (based upon the market price of our common stock at the time of the resolution of the contingency). The $16.3 million aggregate value of the additional consideration increased the amounts of goodwill related to the acquired companies. As of December 31, 2002, no additional consideration is payable, or contingently payable, for any of our business acquisitions.

      The increase in amortization expense in the fiscal 2001 period from fiscal 2000 resulted from a full year of amortization of the intangible assets for the six business acquisitions we completed during fiscal 2000. In connection with these acquisitions, we recorded an aggregate of $1.6 billion of identified intangible assets and goodwill. Through fiscal 2002, we amortized these assets, including goodwill, over their estimated lives (principally five years).

Special Charges

      Special charges consist of the following:

	2000	Change	2001	Change	2002

	(In millions)
Asset impairments	$—	nm	$1.5	nm	$143.4
Restructuring charges	—	nm	3.2	nm	25.5
Separation costs	—	nm	3.0	nm	—

	$—		$7.7		$168.9

      Asset Impairments. During fiscal 2002, we performed a strategic review of our operations and initiated restructuring actions intended to focus our research and development spending on products for the network infrastructure market segments we believe offer the most attractive near-term growth prospects, such as our products for metro/access applications. We believe that the end markets for optical long-haul networks offer weaker recovery prospects, with slow adoption of new, higher speed networks. We determined that this weak demand would adversely affect the potential return on continued investment in our Novanet business. In June 2002, we closed the Novanet design center in Israel, which represented substantially all of Novanet’s operations. We also expected this weak demand would adversely affect the operating performance of our NetPlane business and determined to divest the NetPlane business. We completed the sale of the assets of NetPlane in the second quarter of fiscal 2003 for net proceeds of $9.2 million.

      As a result of these decisions, in the third quarter of fiscal 2002 we recorded impairment charges of $114.1 million to write down the carrying value of certain long-lived assets associated with these operations. Substantially all of the $61.0 million impairment charge for Novanet was recorded to write down the carrying value of goodwill. The amount of the impairment charge was the excess of the carrying value of the goodwill over its fair value, which we estimated to be zero because we did not expect to realize any significant cash flows from Novanet. The principal components of the $53.1 million impairment charge for NetPlane included the balances of goodwill ($40.8 million) and identified intangible assets ($12.3 million). The amount of the impairment charge was the excess of the carrying value over fair value, which we estimated to be zero because we did not at that time expect to realize any significant cash flows from the disposition of NetPlane.

      Also during fiscal 2002, we recorded other asset impairment charges totaling $29.3 million. The impairment charges included $15.7 million to write off acquired technology that we determined, at the time of impairment, would not be used in the future. The remaining impairment charges were associated with property and equipment that we determined to abandon or scrap.

      During fiscal 2001, we recorded impairment charges of $1.5 million associated with assets we determined to abandon or scrap.

      Restructuring Charges. For a discussion of restructuring charges incurred during fiscal 2001 and 2002, see “— Three Months Ended December 31, 2001 and 2002 — Special Charges”.

      Separation Costs. Separation costs of approximately $3.0 million incurred in fiscal 2001 related to the initial efforts to separate our business from Conexant’s Broadband Communications business, which began in September 2000.

Purchased In-Process Research and Development

      In connection with five of our fiscal 2000 business acquisitions, we recorded charges totaling $191.3 million for the fair value of purchased in-process research and development (IPRD). The following table summarizes the significant assumptions underlying the valuations related to IPRD at the time of the acquisitions.

			Estimated Costs to	Discount Rate	Weighted-Average
	Date Acquired	IPRD	Complete Projects	Applied to IPRD	Cost of Capital

	(In millions)
Microcosm	January 2000	$27.4	$0.8	35%	20%
Maker	March 2000	118.5	5.7	30%	18%
HotRail	June 2000	26.1	11.7	34%	24%
Novanet	September 2000	17.3	10.8	22% to 27%	20%
NetPlane	September 2000	2.0	0.5	20% to 22%	17%

      We believe the discount rates applied to the IPRD projects reflect the specific risks associated therewith. We are responsible for the amounts determined for IPRD and we believe the amounts are representative of fair values and do not exceed the amounts an independent party would pay for these projects at the dates of acquisition.

      The IPRD projects were directed toward the development of integrated circuits and related software for communications applications. The development of these products was subject to significant risk due to the remaining effort required to achieve technical viability, rapidly changing customer requirements, evolving technical standards, and intense competition from semiconductor manufacturers in the United States and abroad. The remaining effort to complete the IPRD projects consisted principally of design engineering and test activities to produce commercially viable semiconductor products that meet market requirements, including functionality and compliance with technical standards.

      Microcosm. We identified and valued four IPRD projects, directed toward the development of high-performance programmable communications processors. Microcosm’s IPRD projects ranged from 77% to 90% complete and averaged approximately 84% complete. One IPRD project, directed toward the development of an integrated transimpedance amplifier for applications such as SONET/ SDH at data rates up to 2.5 Gbps, represented 86% of the total value of IPRD acquired. This project was approximately 77% complete at the time of the acquisition and the engineering and test efforts to complete this project were initially expected to be completed during fiscal 2001. This project was abandoned in fiscal 2001 in favor of efforts focused on higher data-rate solutions.

      Maker. We identified and valued seven IPRD projects, principally directed toward the development of high-performance programmable communications processors for processing and switching data, voice and video in broadband networks. Each project represented 10% to 26% of the total IPRD value. At the time of the acquisition, Maker’s IPRD projects ranged from 55% to 92% complete and averaged approximately 75% complete. The projects were initially expected to be completed during fiscal 2001. Maker completed three IPRD projects during fiscal 2001 and the remaining IPRD projects were completed during fiscal 2002, with the exception of one project (which represented 18% of the IPRD value) which was cancelled in fiscal 2002.

      HotRail. We identified and valued two IPRD projects, directed toward the development of integrated circuits for high-speed switching, interconnect and scalable processing in Internet infrastructure systems. One IPRD project, directed toward the development of scalable, high-speed switch fabric systems, represented 73% of the total value of IPRD acquired. This project was approximately 34% complete at the time of the acquisition and the engineering and test efforts to complete this project were initially expected to be completed during fiscal 2001. The switch fabric project was completed in fiscal 2002. The second IPRD project, directed toward the development of the HotRail Channel parallel CMOS transceiver, represented 27% of the total value of IPRD acquired. This project was approximately 93% complete at the time of the acquisition and the engineering and test efforts to complete this project were completed during fiscal 2001, consistent with our original expectations.

      Novanet. We identified and valued three IPRD projects, directed toward the development of high-speed semiconductor solutions for ATM and packet-over-SONET applications. Novanet’s IPRD projects ranged from 45% to 90% complete and averaged approximately 70% complete. One IPRD project, directed toward the development of a highly integrated telecommunications device providing full duplex mapping functions at the 2.5 Gbps data rate, represented 79% of the total value of IPRD acquired. This project was approximately 45% complete at the time of the acquisition and the engineering and test efforts to complete this project were expected to be completed in fiscal 2001. This project was cancelled during fiscal 2001 to permit development resources to be refocused on next-generation semiconductor products that we believe are better aligned with expected future demand. In June 2002, we discontinued development of high-speed physical layer optical networking devices and closed the Novanet design center. We do not expect to generate significant future revenues from any of the acquired projects.

      NetPlane. We identified and valued four IPRD projects, directed toward the development of network control software and subsystems, including advanced MPLS software for optical Internet backbone equipment and an Internet protocol (IP) routing protocol product suite. NetPlane’s IPRD projects ranged from 5% to 60% complete and averaged approximately 30% complete. A project directed toward the development of an IP routing protocol product suite represented 67% of the value of IPRD acquired. This project was approximately 25% complete at the time of acquisition, and the software development and testing efforts to complete this project were completed during fiscal 2001, consistent with our original expectations.

Other Income (Expense), Net

	2000	Change	2001	Change	2002

	(In millions)
Other income (expense), net	$1.4	nm	$(0.4)	(33)%	$(0.3)

      Other income (expense), net principally consists of interest income, foreign exchange gains and losses and other non-operating gains and losses.

Provision (Benefit) for Income Taxes

      The provision for income taxes for fiscal 2002 consists of income taxes incurred by our foreign subsidiaries. As a result of our history of operating losses and our expectation of future operating results, we determined that it is more likely than not that the income tax benefits (principally net operating losses we can carry forward to future years) which arose during fiscal 2002 will not be realized. Accordingly, we have not recognized any income tax benefit for such operating losses. As of September 30, 2002 we have established a valuation allowance of $196 million against our deferred tax assets (which reduces their carrying value to zero) because we do not expect to realize the deferred tax assets through the reduction of future income tax payments.

      In fiscal 2001, we recorded an income tax benefit of $46.5 million. As a result of our history of operating losses, we determined it was more likely than not that the net deferred tax asset that arose during fiscal 2001 will not be realized. The income tax benefit we recorded reflects the value of our net loss to reduce our income taxes, net of the impact of non-deductible costs for amortization of intangible assets and a valuation allowance of $73.5 million.

      For fiscal 2000, our provision for income taxes was $27.1 million. The provision reflects the impact of the non-deductible charges for IPRD and amortization of intangible assets that resulted from our fiscal 2000 acquisitions.

Quarterly Results of Operations

      The following table presents our operating results for each of the nine fiscal quarters in the period ended December 31, 2002. The information for each of these quarters is derived from our unaudited interim financial statements which have been prepared on the same basis as the audited consolidated financial statements included in this information statement. In our opinion, all necessary adjustments, which consist only of normal and recurring accruals, as well as the inventory write-downs, special charges and the cumulative effect of the change in accounting for goodwill, have been included to fairly present our unaudited quarterly results. This data should be read together with our consolidated financial statements and the notes thereto included in this information statement.

	Three Months Ended

	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2000	2001	2001	2001	2001	2002	2002	2002	2002

	(In thousands)
Statement of Operations Data
Net revenues	$165,905	$81,285	$36,147	$22,031	$14,178	$19,018	$21,958	$24,882	$20,255
Cost of goods sold	71,125	89,627	43,025	25,217	6,910	7,746	7,075	7,679	6,137

Gross margin	94,780	(8,342)	(6,878)	(3,186)	7,268	11,272	14,883	17,203	14,118
Research and development	47,637	50,612	46,550	51,843	42,326	45,409	42,034	37,379	31,152
Selling, general and administrative	25,907	29,571	35,038	19,016	21,466	17,095	16,639	14,300	12,128
Amortization of intangible assets	74,092	75,148	75,945	79,806	80,156	80,337	80,130	71,765	14,200
Special charges	3,000	990	120	3,555	—	6,854	118,745	43,267	3,831

Total operating expenses	150,636	156,321	157,653	154,220	143,948	149,695	257,548	166,711	61,311

Operating loss	(55,856)	(164,663)	(164,531)	(157,406)	(136,680)	(138,423)	(242,665)	(149,508)	(47,193)
Other income (expense), net	—	(31)	7	(424)	(476)	(564)	515	227	(35)

Loss before income taxes	(55,856)	(164,694)	(164,524)	(157,830)	(137,156)	(138,987)	(242,150)	(149,281)	(47,228)
Provision (benefit) for income taxes	(21,084)	(25,674)	123	124	144	146	253	156	120

Loss before cumulative effect of accounting change	(34,772)	(139,020)	(164,647)	(157,954)	(137,300)	(139,133)	(242,403)	(149,437)	(47,348)
Cumulative effect of change in accounting for goodwill	—	—	—	—	—	—	—	—	(573,184)

Net loss	$(34,772)	$(139,020)	$(164,647)	$(157,954)	$(137,300)	$(139,133)	$(242,403)	$(149,437)	$(620,532)

      Commencing in the second quarter of fiscal 2001, our revenues declined as a result of sharply reduced global demand for network infrastructure equipment. This decline became most pronounced in the first quarter of fiscal 2002. Our revenues for the fiscal 2002 fourth quarter reflect a one-time revenue benefit of $4.6 million resulting from the favorable resolution of a customer obligation. The decline in quarterly revenues, together with the inventory write-downs, caused a deterioration in gross margins as a percentage of net revenues during fiscal 2001. In fiscal 2002, our quarterly revenues and gross margins reflect relatively stable demand across our T/ E carrier, ATM/ MPLS network processor and switching solutions product families.

      Research and development expenses increased during the first half of fiscal 2001, reflecting sustained investment in product development efforts, but generally decreased beginning in the third quarter of fiscal 2001 as a result of the workforce reductions and other cost reduction initiatives we implemented. R&D expenses for the fiscal 2001 fourth quarter included additional costs of $3.5 million associated with certain licensed technology whose value we determined was impaired. Similarly, quarterly selling, general and administrative expenses increased during the first half of 2001 due to the development of infrastructure in anticipation of our separation from Conexant’s Broadband Communications business and our six fiscal 2000 acquisitions. Quarterly selling, general and administrative expenses generally decreased beginning in the third quarter of fiscal 2001 as a result of the workforce reductions and other cost reduction initiatives we implemented. However, SG&A for the fiscal 2001 third quarter included provisions for uncollectible accounts of $11.6 million.

      Quarterly amortization of intangible assets increased during fiscal 2001 and 2002 due to the additional consideration paid in connection with certain of our fiscal 2000 business acquisitions. The lower amortization expenses in the first quarter of fiscal 2003 resulted from the cessation of amortization of goodwill upon our adoption of SFAS 141 and SFAS 142 as of the beginning of fiscal 2003.

      In the fiscal 2001 first quarter, we incurred special charges for separation costs related to the initial efforts to separate our business from Conexant’s Broadband Communications business. Beginning in the second quarter of fiscal 2001, and continuing through fiscal 2002, we recorded special charges for our restructuring initiatives. We also recorded special charges for asset impairments, most prominently in the third quarter of fiscal 2002 (to write down the carrying value of certain goodwill and long-lived other assets associated with Novanet and NetPlane).

      Through the second quarter of fiscal 2001, we recognized income tax benefits for the value of our net losses to reduce our income taxes, net of the impact of non-deductible costs such as amortization of intangible assets. Commencing in the third quarter of fiscal 2001, we ceased recognizing any tax benefit relating to our operating losses because we determined that it is more likely than not that the additional income tax benefits would not be realized.

      During the first quarter of fiscal 2003, we adopted SFAS 142 and recorded a $573.2 million charge — reflected in the accompanying statements of operations as the cumulative effect of a change in accounting principle — to write down the value of goodwill to its estimated fair value.

      In the past, our quarterly operating results have fluctuated due to a number of factors, many of which are outside our control. These include changes in the overall demand for network infrastructure equipment, the timing of new product introductions, the timing of receipt, reduction or cancellation of significant orders by customers, and other factors that have had a significant impact on our revenues and gross margins. Significant quarterly fluctuations in results of operations have also caused significant fluctuations in our liquidity and working capital, including our cash and cash equivalents, accounts receivable and payable and inventories.

Liquidity and Capital Resources

      Cash used in operating activities was $40.0 million for the first quarter of fiscal 2003 compared to $65.9 million for the first quarter of fiscal 2002. Operating cash flows for the first quarter of fiscal 2003 reflect our loss (before the effect of our change in accounting for goodwill) of $47.3 million, partially offset by noncash charges (depreciation and amortization, special charges and other) of $19.1 million, and a net increase in the non-cash components of our working capital of approximately $11.8 million. Before the effect of working capital changes, cash used in operations was $28.2 million for the first quarter of fiscal 2003, compared to $44.7 million for the first quarter of fiscal 2002.

      The changes in the non-cash components of working capital for the first quarter of fiscal 2003 consist principally of an $8.8 million decrease in accounts payable, accrued expenses and other current liabilities, principally related to the timing of vendor payments and restructuring costs and a $2.4 million decrease in deferred revenue due to lower inventory levels at our major distributors.

      Cash used in investing activities principally consisted of capital expenditures of $1.6 million and $1.7 million for the first quarters of fiscal 2003 and 2002, respectively.

      Cash provided by financing activities consisted of net transfers from Conexant of $42.9 million and $67.4 million for the first quarters of fiscal 2003 and 2002, respectively.

      Cash used in operating activities was $205.3 million for fiscal 2002 and $20.4 million for fiscal 2001, compared to cash provided by operating activities of $38.1 million for fiscal 2000. Fiscal 2002 operating cash flows reflect our net loss of $668.3 million, offset by noncash charges (depreciation and amortization, special charges and other) of $488.8 million and a net increase in the non-cash components of our working capital of approximately $25.8 million. Before the effect of working capital changes, cash used in operations was $179.5 million for fiscal 2002, compared to $92.6 million for fiscal 2001.

      Changes in the non-cash components of working capital for fiscal 2002 principally consist of a $15.4 million decrease in deferred revenue due to lower inventory levels at our major distributors, a $2.7 million decrease in accounts payable, accrued expenses and other current liabilities, and changes in other assets and liabilities totaling $7.8 million.

      Cash used in investing activities of $7.4 million for fiscal 2002 consisted of payments for capital expenditures of $8.2 million, partially offset by proceeds from asset sales of $0.8 million. Cash used in investing activities of $15.9 million for fiscal 2001 principally consisted of capital expenditures of $36.6 million, partially offset by proceeds from the sale of marketable securities of $20.8 million. For fiscal 2000, cash provided by investing activities consisted of proceeds from the sale of marketable securities of $13.2 million and cash balances of acquired companies of $12.7 million, offset by payments for capital expenditures of $15.6 million.

      Cash provided by financing activities consisted of net transfers from Conexant of $210.7 million for fiscal 2002 and $37.5 million for fiscal 2001. In fiscal 2000, cash used in financing activities consisted of net transfers to Conexant of $40.6 million.

      Our principal sources of liquidity are our existing cash reserves (including cash to be contributed to us by Conexant prior to the distribution in an amount such that at the time of the distribution our cash balance will be $100 million), cash generated from product sales and the $50 million credit facility with Conexant. Giving effect to the separation, our cash and cash equivalents at December 31, 2002 totaled $100 million and our working capital at December 31, 2002 was $68.2 million.

      During fiscal 2001 and 2002, we reduced our capital expenditures and implemented a number of expense reduction initiatives (including a series of workforce reductions, the consolidation of certain facilities and salary reductions of 10% for our senior management) to improve our operating cost structure. However, we expect that reduced end-customer demand and other factors will continue to result in our incurring significant operating losses in the near term.

      We believe that our existing sources of liquidity, including the pre-distribution cash contribution from Conexant, along with cash expected to be generated from product sales and the credit facility with Conexant, will be sufficient to fund our operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months. We will need to continue a focused program of capital expenditures to meet our research and development and corporate requirements. We may also consider acquisition opportunities to extend our technology portfolio and design expertise and to expand our product offerings. In order to fund capital expenditures, increase our working capital or complete any acquisitions, we may seek to obtain additional debt financing or issue additional shares of our common stock. However, we cannot assure you that such financing will be available to us on favorable terms, or at all.

Commitments

Operating Leases

      We lease certain facilities and equipment under non-cancelable operating leases. The leases expire at various dates through 2007 and contain various provisions for rental adjustments including, in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time. In the separation, we will assume certain leases held by Conexant and will sublease certain properties from Conexant. At September 30, 2002, our minimum future obligations under operating leases, including leases to be assumed from Conexant, totaled $18.1 million, including $5.8 million due within one year; $8.4 million due in one to three years; $3.1 million due in three to five years; and $0.8 million due after five years. Rental expense under operating leases (including amounts allocated from Conexant) was approximately $14.1 million during fiscal 2002. In addition, it is anticipated that prior to the distribution we will enter into an arrangement with Conexant pursuant to which we will continue to occupy our headquarters located in Newport Beach, California.

Recent Accounting Standards

      See Note 2 of Notes to Consolidated Financial Statements.

Critical Accounting Policies

      The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the significant estimates affecting our consolidated financial statements are those relating to allowances for doubtful accounts, inventories, long-lived assets, income taxes, restructuring costs and litigation. We regularly evaluate our estimates and assumptions based upon historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, our future results of operations may be affected.

Impairment of Long-lived Assets

      Long-lived assets, including fixed assets, non-marketable investments, goodwill and intangible assets, are continually monitored and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

      Goodwill is tested for impairment using the fair value based test prescribed by SFAS 142. The estimates and assumptions described above (along with other factors such as discount rates) also affected the amount of the impairment loss we recognized upon adoption of SFAS 142.

Deferred Income Taxes

      We have provided a full valuation allowance against our deferred tax assets. If sufficient evidence of our ability to generate sufficient future taxable income in certain tax jurisdictions becomes apparent, we may be required to reduce our valuation allowance, resulting in income tax benefits in our statement of operations. We evaluate the realizability of our deferred tax assets and assess the need for a valuation allowance quarterly.

Inventories

      We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than our estimates, additional inventory write-downs may be required. In the event we experience unanticipated demand and are able to sell a portion of the inventories we have previously written down, our gross margins will be favorably affected.

Allowance for Doubtful Accounts

      We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates, and additional allowances would be required.

Quantitative and Qualitative Disclosures About Market Risk

      Our financial instruments include cash and cash equivalents. Our main investment objectives are the preservation of investment capital and the maximization of after-tax returns on our investment portfolio. Consequently, we invest with only high-credit-quality issuers and we limit the amount of our credit exposure to any one issuer. We do not use derivative instruments for speculative or investment purposes.

      Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2002, the carrying value of our cash and cash equivalents approximates fair value.

      We transact business in various foreign currencies, and we have established a foreign currency hedging program utilizing foreign currency forward exchange contracts to hedge certain foreign currency transaction exposures. Under this program, we seek to offset foreign currency transaction gains and losses with gains and losses on the forward contracts, so as to mitigate our overall risk of foreign currency transaction gains and losses. We do not enter into forward contracts for speculative or trading purposes. At December 31, 2002, we held no foreign currency forward exchange contracts. Based on our overall currency rate exposure at December 31, 2002, a 10 percent change in currency rates would not have a material effect on our consolidated financial position, results of operations or cash flows.

THE DISTRIBUTION

Introduction

      On March 24, 2003 Conexant announced that its board of directors had approved in principle the distribution of all outstanding shares of our common stock to the holders of Conexant common stock. The distribution, which is expected to occur at the close of business on                     , 2003, will result in the separation of Conexant into two companies by means of a spin-off of Mindspeed. The distribution is subject to the satisfaction or waiver of certain conditions set forth in the distribution agreement to be entered into between us and Conexant. At the time of the distribution, we will own substantially all of the assets, liabilities (including liabilities relating to former operations) and operations which prior to the distribution date comprise Conexant’s Mindspeed business. See “The Mindspeed Business”.

      Shareholders of Conexant with inquiries relating to the distribution should contact                     , the distribution agent, telephone number                     or Conexant Shareowner Services, telephone number (949) 483-4533. After the distribution, our shareholders with inquiries relating to the distribution or their investment in us should contact us at 4000 MacArthur Boulevard, Newport Beach, California 92660-3095, telephone number (949) 579-3000 or                , our transfer agent, at                     , telephone number                     .

Background and Reasons for the Distribution

      Conexant’s board of directors believes that the distribution will accomplish a number of important business objectives and, by enabling Conexant and our company to develop our respective businesses separately, should better position the two companies for individual success. These important business objectives include:

      Greater Strategic Focus. The distribution will complete the separation of the Mindspeed business from Conexant’s remaining Broadband Communications business, each with distinct customer, product and financial characteristics, so that each can adopt strategies and pursue objectives appropriate to its specific business. The distribution will permit the management of each company to prioritize the allocation of its respective management and financial resources for achievement of its own corporate objectives.

      Increased Speed and Responsiveness. As Conexant and our company will be independent, Conexant believes each company will be able to make decisions more quickly, deploy resources more rapidly and efficiently and operate with more agility than when they are part of a more diverse organization. In addition, Conexant expects both companies to enhance their responsiveness to customers.

      Focused Incentives and Greater Accountability for Employees. The distribution will allow each of our company and Conexant to seek to attract, motivate and retain qualified personnel by enabling our company and Conexant to provide incentive compensation programs that are based on the performance of the respective business in which such individuals are employed without being influenced by the results of the business in which they have no involvement.

      Direct Access to Capital Markets. The establishment of our common stock as a separate, publicly-traded equity security will allow each company separately to seek to issue debt or equity securities to fund its growth. It will also afford investors the opportunity to invest in either or both of us or Conexant.

Manner of Effecting the Distribution

      The distribution is expected to be made on                     , 2003, the distribution date, to shareholders of record of Conexant common stock as of the close of business on                     , 2003, which will be the record date. On the distribution date, Conexant will deliver approximately            million shares of our common stock, representing all outstanding shares of our common stock, to the distribution agent for allocation to the holders of record of Conexant common stock as of the close of business on the record date. In the distribution, each Conexant shareholder will receive one share of our common stock and an associated preferred share purchase right for each            shares of Conexant common stock held as of the close of

business on the record date. See “Description of Capital Stock — Rights Plan”. Based on the number of shares of Conexant common stock outstanding as of                     , 2003 approximately            million shares of our common stock will be distributed in the distribution.

      Our shareholders will have their ownership of our common stock registered only in book-entry form. Book-entry registration refers to a method of recording stock ownership in our records in which no share certificates are issued. On the distribution date, each owner of Conexant common stock as of the close of business on the record date will be credited through book-entry in our records with the number of whole shares of our common stock received by the shareholder. Beginning on or about the distribution date, the distribution agent will begin mailing account statements to these Conexant shareholders indicating the number of whole shares of our common stock that each such shareholder owns. Following the distribution date, any shareholder whose ownership of our common stock is registered in book-entry form may obtain at any time without charge, physical certificates to represent the number of whole shares owned by such shareholder by contacting our transfer agent. All shares of our common stock distributed in the distribution will be fully paid and nonassessable and holders thereof will not be entitled to preemptive rights. See “Description of Capital Stock — Common Stock”.

      Fractional shares of our common stock will not be distributed in the distribution. The distribution agent will aggregate fractional shares and sell them in the public market. The net proceeds of those sales will be distributed ratably to Conexant shareholders entitled to fractional interests.

      Participants in Conexant savings plans (including the Conexant 401(k) plan) will have their Conexant common stock accounts credited with the number of shares (including fractional shares) of our common stock distributed in the distribution in respect of the Conexant common stock held in their Conexant savings plan accounts. Individual Conexant savings plan participants, rather than the applicable Conexant savings plans, will have authority to determine if and when shares of our common stock held in their Conexant savings plan accounts will be sold, subject to the terms of the applicable savings plan. See “Arrangements Between Conexant and Our Company — Employee Matters Agreement”.

      Conexant shareholders will not be required to pay for shares of our common stock received in the distribution, or to surrender or exchange shares of Conexant common stock or take any other action in order to receive our common stock.

      The distribution will not affect the number of outstanding shares of Conexant common stock or the rights attendant thereto. Holders of outstanding shares of Conexant common stock will continue also to hold the related Conexant preferred share purchase rights.

Listing and Trading of Our Common Stock

      There is no current trading market for our common stock. Trading may commence on a “when-issued” basis prior to the distribution. “When-issued” trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, “when-issued” trading, if any, in our common stock will end and “regular way” trading will begin. “Regular way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction.

      We cannot assure you as to the price at which our common stock will trade, whether before, on or after the distribution date. In addition, the combined market values of our common stock and Conexant common stock held by shareholders after the distribution may be less than, equal to or greater than the market value of Conexant common stock prior to the distribution. See “Risk Factors — Risks Related to Our Separation from Conexant, the Securities Markets and Ownership of Our Common Stock”.

      We will apply to list our common stock on the American Stock Exchange under the trading symbol “          ”. We initially will have approximately                shareholders of record, based on the number of record holders of Conexant common stock as of                     , 2003. For certain information regarding options to purchase our common stock that will be or may become outstanding after the distribution, see

“Arrangements Between Conexant and Our Company — Employee Matters Agreement”, “Management — Historical Compensation of Executive Officers” and “Management — Benefit Plans Following the Distribution”.

      Shares of our common stock distributed to Conexant shareholders in the distribution will be freely transferable, except for shares received by persons who may be deemed to be “affiliates” of our company under the Securities Act. Persons who may be deemed our affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with us. This may include our officers and directors, as well as our significant shareholders, if any. Persons who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

      See “Arrangements Between Conexant and Our Company — Warrants To Be Issued To Conexant”.

Dividend Policy

      We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any determination as to the declaration and payment of dividends is at the sole discretion of our board of directors.

Certain Federal Income Tax Consequences of the Distribution

      The following discusses the material U.S. federal income tax consequences of the distribution to Conexant, Mindspeed and shareholders who hold Conexant common stock as a capital asset. The discussion which follows is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations issued under the Code, and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement, all of which are subject to change at any time, possibly with retroactive effect. The discussion assumes the distribution will be consummated in accordance with the distribution agreement and as further described in this information statement. This summary is not a complete description of all of the tax consequences of the distribution and, in particular, may not address U.S. federal income tax considerations applicable to holders of Conexant common stock subject to special treatment under U.S. federal income tax law. Shareholders subject to special treatment include, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, shareholders who acquired their shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, and shareholders who hold Conexant common stock as part of a “hedge”, “straddle”, “conversion” or “constructive sale” transaction. In addition, no information is provided in this information statement with respect to the tax consequences of the distribution under applicable foreign, state or local laws.

      Conexant shareholders are urged to consult with their tax advisors regarding the tax consequences of the distribution to them, as applicable, including the effects of U.S. federal, state, local, foreign and other tax laws.

      The distribution is conditioned upon the receipt by Conexant of an opinion of Chadbourne & Parke LLP, counsel to Conexant, to the effect that the distribution should qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Code. An opinion of counsel is not binding on the Internal Revenue Service, or IRS, or the courts. Further, the foregoing opinion of Chadbourne & Parke LLP will be based on, among other things, current law and certain assumptions and representations as to factual matters made by, among others, Conexant and us which, if incorrect in certain material respects, would jeopardize the conclusions reached by counsel in its opinion. Conexant and we are not currently aware of any facts and circumstances that would cause such assumptions and representations to be untrue or incorrect in any material respect.

      So long as the distribution qualifies as such a tax-free reorganization and is not disqualified as a tax-free reorganization to Conexant under Section 355(e) of the Code because of an acquisition of Conexant common stock or Mindspeed common stock by a third party as described below, the material U.S. federal income tax consequences of the distribution will be as follows:

•	Conexant will not recognize any taxable gain or loss upon the distribution;

•	except for any cash received in lieu of fractional shares, no taxable gain or loss will be recognized by, or be includible in the income of, a holder of Conexant common stock solely as the result of the receipt of our common stock in the distribution;

•	the aggregate tax basis of the Conexant common stock and our common stock in the hands of Conexant’s shareholders immediately after the distribution, including any fractional share interest for which cash is received, will be the same as the aggregate tax basis of the Conexant common stock immediately before the distribution, allocated between the common stock of Conexant and us in proportion to their relative fair market values on the distribution date; and

•	the holding period of our common stock received by Conexant shareholders will include the holding period of their Conexant common stock, provided that such Conexant common stock is held as a capital asset on the date of the distribution.

      If the distribution were not to qualify as a tax-free reorganization, Conexant should not be liable for any additional tax because the fair market value of our common stock distributed to Conexant shareholders is expected to be less than Conexant’s tax basis in our common stock. In addition, in such event each Conexant shareholder who receives our common stock in the distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received. As a result of Conexant’s lack of current or accumulated earnings and profits, such a distribution would be treated by the shareholder first as a nontaxable return of capital, up to the amount of the shareholder’s tax basis in the Conexant common stock, and second as a taxable capital gain to the extent the amount of the distribution exceeds the shareholder’s tax basis. Similarly, if the distribution is disqualified as tax-free to Conexant (but not to Conexant shareholders) under Section 355(e) of the Code because of a post-distribution 50% or more change of ownership of Conexant or us, Conexant should not be liable for any additional tax because the fair market value of our common stock distributed to Conexant shareholders is expected to be less than Conexant’s tax basis in our common stock.

      Although pursuant to the terms of the distribution agreement the conditions to the distribution set forth therein may be waived by Conexant’s board of directors in its sole discretion, Conexant does not presently intend to waive the condition of receipt of the opinion of Chadbourne & Parke LLP.

      Promptly following the distribution, information with respect to the allocation of tax basis between Conexant common stock and our common stock will be made available to the holders of Conexant common stock.

      The foregoing is only a summary of material United States federal income tax consequences of the distribution under current law and is intended for general information only. Each Conexant shareholder should consult his or her tax advisor as to the particular consequences of the distribution to such shareholder, including the application of state, local and foreign tax laws, and as to possible prospective or retroactive changes in tax law that may affect the tax consequences described above.

Conditions; Termination

      The distribution is subject to the satisfaction or waiver of certain conditions as set forth in the distribution agreement to be entered into between us and Conexant. Regardless of whether the conditions are satisfied, Conexant’s board of directors, in its sole discretion, without approval of Conexant’s shareholders, may terminate the distribution agreement and abandon the distribution at any time prior to the effective time of the distribution. See “Arrangements Between Conexant and Our Company — Distribution Agreement”.

Reasons for Furnishing this Information Statement

      This information statement is being furnished by Conexant solely to provide information to shareholders of Conexant who will receive shares of Mindspeed common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. The information contained in this information statement is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and we will not update the information except in the normal course of our public disclosure obligations and practices.

ARRANGEMENTS BETWEEN CONEXANT AND OUR COMPANY

      Prior to the distribution, we and Conexant will enter into various agreements for the purpose of accomplishing the separation of our business from Conexant and the distribution of our common stock to Conexant’s shareholders. These agreements, which will also govern our relationship with Conexant subsequent to the distribution, include the following:

•	a distribution agreement;

•	an employee matters agreement;

•	a tax allocation agreement;

•	a transition services agreement;

•	a senior secured revolving credit agreement; and

•	the warrants to purchase our common stock and the related registration rights agreement.

      The agreements relating to our separation from Conexant will be made in the context of a parent-subsidiary relationship. The terms of these agreements may be more or less favorable than those we could have negotiated with unrelated third parties. The following summarizes material terms of these agreements. However, you should read the complete agreements, forms of which have been filed as exhibits to our registration statement on Form 10, of which this information statement is a part.

Distribution Agreement

      The distribution agreement between us and Conexant provides for, among other things, the principal corporate transactions required to effect the separation of our business from Conexant, the proposed distribution and certain other agreements governing the relationship between us and Conexant with respect to or in consequence of the distribution.

      The Contribution. The distribution agreement provides for the transfer from Conexant to us of certain specifically identified assets and other assets used primarily or exclusively in the Mindspeed business. The distribution agreement also provides generally for the assumption by us of all liabilities related to the Mindspeed business.

      The Distribution. Conexant may, in its sole discretion, change the distribution date or decide not to complete the distribution at all. The distribution agreement provides that the distribution will occur only if, among other things, the following conditions are satisfied or waived by Conexant’s board of directors in its sole discretion:

•	the effectiveness of our registration statement on Form 10 under the Securities Exchange Act;

•	final approval of Conexant’s board of directors of the distribution;

•	receipt of a favorable opinion issued by Chadbourne & Parke LLP confirming that the distribution should qualify as a tax free reorganization within the meaning of Section 368(a)(1)(D) of the Code;

•	the satisfaction of Conexant’s board of directors that Conexant will have sufficient surplus under Delaware law to permit the distribution and that, after giving effect to the contribution and the distribution, each of Conexant and us will not be insolvent and will not have unreasonably small capital;

•	approval for listing on the American Stock Exchange of shares of our common stock to be distributed in the distribution; and

•	the absence of legal restraints preventing the distribution or litigation seeking to restrain or challenge the distribution.

      Even if all the conditions have been satisfied or waived, the distribution may be abandoned at any time prior to the distribution by Conexant’s board of directors, in its sole discretion, without the approval of Conexant shareholders.

      Intellectual Property Matters. The distribution agreement provides that Conexant will transfer to us specifically identified intellectual property and other categories of intellectual property used exclusively in or related exclusively to the Mindspeed business. The distribution agreement also includes royalty-free cross licenses by each of Conexant and us to the other of rights to use intellectual property of the licensor.

      Conexant Name. The distribution agreement provides that after the distribution, Conexant will have all rights in and to the name “Conexant” and all derivatives thereof, except for limited rights of use granted to us. We will change the names of our subsidiaries to eliminate the name “Conexant” and all its derivatives.

      Liabilities. Under the distribution agreement, Conexant will generally retain all liabilities of Conexant, except that we generally will assume all liabilities, including those relating to intellectual property matters, to the extent they relate to current and former operations of the Mindspeed business. Conexant also will retain responsibility for all current and future litigation, including intellectual property proceedings, against us or our subsidiaries to the extent such litigation relates to Conexant’s business.

      Indemnification. Under the terms of the distribution agreement, Conexant generally will be obligated to indemnify and defend us and our affiliates and representatives for all damages, liabilities or actions arising out of or in connection with:

•	Conexant’s business, including its former operations other than our businesses;

•	the liabilities retained by Conexant under the distribution agreement; and

•	the breach by Conexant of the distribution agreement or any ancillary agreement.

      We generally will be obligated to indemnify and defend Conexant and its affiliates and representatives for all damages, liabilities or actions arising out of or in connection with:

•	our business, including our former operations;

•	our liabilities, other than liabilities retained by Conexant; and

•	the breach by us of the distribution agreement or any ancillary agreement.

      Expenses. The distribution agreement provides generally that all costs and expenses incurred prior to the distribution in connection with the contribution and the distribution, the preparation of the agreements between us and Conexant and the consummation of the transactions contemplated thereby will be charged to and paid by Conexant, except that we will pay costs and expenses relating to the senior secured revolving credit facility with Conexant.

      No Solicitation or Hire. Except as provided in the employee matters agreement, Mindspeed and Conexant will not solicit, recruit or hire employees of, or individuals providing contracting services to, the other party for two years after the distribution date without the prior written approval of the chief executive officers or the senior vice presidents for human resources of both parties. These restrictions do not apply in the case of individuals not employed by, or providing contracting services to, either party for at least six months prior to the hiring.

Employee Matters Agreement

      The employee matters agreement allocates assets, liabilities and responsibilities relating to current and former employees of the Mindspeed business and the Broadband Communications business and their participation in stock and other benefit plans of Mindspeed and Conexant following the distribution.

      The employee matters agreement generally requires us to establish benefit plans, other than stock option plans, on terms and conditions comparable to those contained in Conexant’s benefit plans prior to the distribution. Each of our benefit plans will assume liabilities relating to our current and former employees under the corresponding Conexant benefit plan. We will establish a stock option plan that will govern the terms and conditions of options to purchase our common stock derived from certain options to purchase Conexant common stock described below.

      Following the distribution, each of Mindspeed and Conexant may modify or terminate its benefit plans in accordance with the terms of the plans and its respective policies. None of our benefit plans will provide benefits that overlap with benefits under the corresponding Conexant benefit plan at the time of the distribution. Each of Mindspeed’s and Conexant’s benefit plans will provide that all service, compensation, time employed, vesting and other benefit determinations that, as of the time of the distribution, were recognized under the corresponding Conexant benefit plan will be recognized under our benefit plan.

      The employee matters agreement provides for adjustment of outstanding options to purchase Conexant common stock, referred to as Conexant options, granted under the Conexant 1998 Stock Option Plan, the Conexant 1999 Long-Term Incentives Plan, the Conexant 2000 Non-Qualified Stock Plan and the Conexant Directors Stock Plan, as well as several other stock option plans in respect of businesses acquired by Conexant, all of which are referred to collectively as the Conexant option plans.

      Conexant options outstanding at the time of the distribution will be adjusted so that following the distribution, each option holder will hold Conexant options and options to purchase shares of Mindspeed common stock, referred to as Mindspeed options. The number of shares subject to, and the exercise price of, such options will be adjusted to take into account the distribution and to ensure that (i) the aggregate economic value (i.e., the difference between the aggregate fair market value of the shares subject to such options and the aggregate per share exercise price thereof) of the resulting Mindspeed and Conexant options immediately after the distribution is equal to the aggregate economic value of the Conexant options immediately prior to the distribution and (ii) for each resulting option, the ratio of the exercise price to the fair market value of the underlying stock remains the same immediately before and immediately after the distribution. The Mindspeed options will be issued under a separate option plan and the Conexant options, as well as the Mindspeed options, will otherwise have the same terms and conditions as the original Conexant options from which they are derived.

      The employee matters agreement provides that Mindspeed will establish, as of the distribution date, a separate retirement savings plan for its employees and Conexant will retain the existing Conexant retirement savings plan.

Tax Allocation Agreement

      Through the distribution date, the results of the operations of the Mindspeed business have been and will be included in Conexant’s consolidated United States federal tax returns. As part of the distribution, Mindspeed and Conexant will enter into a tax allocation agreement which provides, among other things, for the allocation between Mindspeed and Conexant of federal, state, local and foreign tax liabilities relating to the Mindspeed business.

      The tax allocation agreement also allocates the liability for any taxes that may arise in connection with separating the Mindspeed business from Conexant. The tax allocation agreement generally provides that Conexant will be responsible for any such taxes. However, we will be responsible for any taxes imposed on us, Conexant or Conexant shareholders in connection with the distribution as a result of either:

•	the failure of the distribution to qualify as a tax-free transaction for U.S. federal income tax purposes, or

•	the subsequent disqualification of the distribution as a tax-free transaction to Conexant for U.S. federal income tax purposes,

if the failure or disqualification is attributable to specific post-distribution actions by or in respect of us, our subsidiaries or our shareholders, including any change of ownership of 50 percent or more in either the voting power or value of our stock. For reasons discussed above, we do not believe that we, Conexant or Conexant shareholders would be liable for any taxes as a result of such failure or disqualification. See “The Distribution — Certain Federal Income Tax Consequences of the Distribution”.

      Though valid as between the parties thereto, the tax allocation agreement is not binding on the IRS and does not affect the liability of each of Conexant, Mindspeed and their respective subsidiaries to the IRS for all federal taxes of the consolidated group relating to periods through the date of distribution.

Transition Services Agreement

      Under the transition services agreement, each of Conexant and Mindspeed has agreed to provide services to the other, including services related to:

•	human resources;

•	accounting and taxation; and

•	information technology.

These services generally will be provided for a maximum term of one year after the distribution, unless the parties otherwise agree. The price for the services is expected to approximate the actual cost of the services.

Credit Facility With Conexant

      See “Credit Facility To Be Provided By Conexant”.

Warrants To Be Issued To Conexant

      At the time of the distribution, we will issue to Conexant warrants to purchase            shares of our common stock, representing approximately 20 percent of our outstanding common stock on a fully diluted basis. The warrants will be exercisable for a period of ten years after the distribution at a price per share equal to the fair market value of our common stock at the time of the distribution. We will agree to register with the SEC the sale of the warrants and the underlying shares of our common stock. The shares of our common stock underlying the warrants will be subject to restrictions on transfer for a 12-month lock-up period following the distribution.

MANAGEMENT

Directors

      Immediately after the distribution, our board of directors is expected to consist of the seven individuals named below. Our restated certificate of incorporation provides that the board of directors will be divided into three classes. The term of office of directors assigned to Class I will expire at the annual meeting of shareholders in 2004 and at each third succeeding annual meeting after that. The term of office of directors assigned to Class II will expire at the annual meeting of shareholders in 2005 and at each third succeeding annual meeting after that. The term of office of directors assigned to Class III will expire at the annual meeting of shareholders in 2006 and at each third succeeding annual meeting after that. We expect to hold our first annual meeting of shareholders in February 2004. Unless otherwise indicated, (i) the business address for each person listed below is Mindspeed Technologies, Inc., 4000 MacArthur Boulevard, Newport Beach, California 92660-3095 and (ii) each individual listed below is a citizen of the United States.

      Dwight W. Decker — Dr. Decker, age 53, is currently a director and is expected to become the non-executive Chairman of the Board of Mindspeed. Dr. Decker has been Chairman of the Board and Chief Executive Officer of Conexant since November 1998. He served as Senior Vice President of Rockwell International Corporation (now named Rockwell Automation, Inc.) (electronic controls and communications) and President, Rockwell Semiconductor Systems from July 1998 to December 1998; and Senior Vice President of Rockwell and President, Rockwell Semiconductor Systems and Electronic Commerce prior thereto. Dr. Decker is the non-executive Chairman of the Board and a director of Skyworks Solutions, Inc., and a director of Pacific Mutual Holding Company, Jazz Semiconductor, Inc. and Pictos Technologies, Inc. He is also a director or member of numerous professional and civic organizations.

      Raouf Y. Halim — Mr. Halim, age 43, is Chief Executive Officer and a director of Mindspeed. He has been Senior Vice President and Chief Executive Officer, Mindspeed Technologies of Conexant since February 2001; Senior Vice President and General Manager, Network Access division of Conexant from January 1999 to February 2001; and Vice President and General Manager, Network Access Division of Rockwell Semiconductor Systems prior thereto. Mr. Halim received an M.S. in electrical engineering from the Georgia Institute of Technology and a B.Sc. in electrical engineering from Alexandria University.

      [Other directors and class designations to be provided.]

Committees of the Board of Directors

      The standing committees of Mindspeed’s board of directors will include an Audit Committee, a Governance and Board Composition Committee and a Compensation and Management Development Committee, each of which will be comprised of non-employee directors. The functions of each of these three committees are described below.

      The Audit Committee will, among other things:

•	review the scope and effectiveness of audits of us by our independent public accountants;

•	select and engage independent public accountants for us, subject to approval of the shareholders;

•	review the audit plans of the Company’s independent public accountants;

•	review and approve the fees charged by the independent public accountants;

•	review our quarterly and annual financial statements before their release;

•	review the adequacy of our system of internal controls and recommendations of the independent public accountants with respect thereto;

•	review and act on comments and suggestions by the independent public accountants with respect to their audit activities;

•	monitor compliance by our employees with our standards of business conduct policies;

•	meet with our management to review any issues related to matters within the scope of the Audit Committee’s duties; and

•	investigate any matter brought to its attention within the scope of its duties.

The initial members of the Audit Committee are expected to be                     .

      The principal functions of the Governance and Board Composition Committee will be:

•	to develop and recommend to the board of directors for its approval a set of corporate governance guidelines, which the Committee shall review on an annual basis, or more frequently if appropriate, and recommend changes as necessary;

•	to develop and recommend to the board of directors for its approval an annual self-evaluation process of the board and its committees. The Committee shall oversee the annual self-evaluations;

•	to review, in consultation with the chairman of the board, the chief executive officer and other directors, the board of directors’ committee structure and to recommend to the board for its approval the directors to serve as members of each committee. The Committee shall review and recommend slates annually and shall recommend additional committee members to fill vacancies as needed;

•	to recommend, in consultation with the chairman of the board and the chief executive officer, to the board of directors (i) nominees to fill vacancies in membership of the board as they occur among the directors, and (ii) prior to each annual meeting of shareholders, a slate of nominees for election as directors at such meeting. For an individual being considered for election to the board for the first time, the Committee shall submit its recommendation to the board of directors in advance of ascertaining the willingness of the recommended candidate to serve if elected;

•	to lead the search for qualified director candidates, who may be submitted by directors, officers, employees, shareholders and others. In fulfilling this responsibility, the Committee shall also consult with the chairman of the board, the chief executive officer and other directors concerning director candidates; and

•	to prepare, not less frequently than every three years, and submit to the board of directors for adoption by the board of directors, a list of selection criteria to be used by the Committee.

The initial members of the Governance and Board Composition Committee are expected to be                     .

      The principal functions of the Compensation and Management Development Committee (the Compensation Committee) will be:

•	to recommend to the board compensation and benefits for non-employee directors;

•	to review and approve on an annual basis the corporate goals and objectives with respect to compensation for the chief executive officer, determine the salaries of all executive officers and review annually the salary plan for other executives in general management positions;

•	to review our base pay, incentive compensation, deferred compensation and all stock-based plans and to recommend changes in such plans as needed;

•	to review annually the performance of the chief executive officer and our senior executives, and assist the board in developing and evaluating potential candidates for executive positions, including chief executive officer, and to oversee the development of executive succession plans; and

•	to prepare and publish an annual executive compensation report in our proxy statement.

The members of the Compensation Committee will be ineligible to participate in any of the plans or programs administered by the Compensation Committee, except our Directors Stock Plan. The initial members of the Compensation Committee are expected to be                     .

Compensation of Directors

      Our non-employee directors will receive a retainer at the rate of $30,000 per year for service on our board of directors, payable to initial non-employee directors effective immediately following the distribution. They will receive an additional retainer for service on committees of the board as follows: (a) an annual fee of $2,500 for service as a committee chairman and (b) an annual fee of $1,500 for service as a member of a committee. In addition, each non-employee director will receive (a) $1,000 per day for each board meeting attended in person and (b) $500 per day for each board meeting attended by telephone. Under our Directors Stock Plan, each non-employee director will be granted an option to purchase            shares of our common stock at an exercise price per share equal to the fair market value of our common stock on the date of grant effective upon election as a director or, for the initial non-employee directors, effective upon the distribution. Such stock options become exercisable in four equal installments on each of the first, second, third and fourth anniversaries of the date the options are granted. In addition, following completion of one year of service on the board, each non-employee director will be granted an option to purchase            shares of our common stock following each annual meeting of shareholders of our company. See “— Benefit Plans Following the Distribution — Directors Stock Plan”.

      Under the terms of our directors’ deferred compensation plan, a director may elect to defer all or part of the cash payment of retainer fees until such time as shall be specified, with interest on deferred amounts accruing quarterly at 120% of the Federal long-term rate set each month by the Secretary of the Treasury. Each director will also have the alternative each year to determine whether to defer all or any portion of the cash retainer by electing to receive restricted shares valued at the closing price of our common stock on the American Stock Exchange on the date each retainer payment would otherwise be made in cash.

Executive Officers

      Set forth below are the names, ages, positions and backgrounds of those individuals who are expected to serve as our executive officers immediately following the distribution. Those individuals named below who are currently officers or employees of Conexant will resign from all their positions with Conexant prior to the distribution. Executive officers will be elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified.

Name	Age	Position

Raouf Y. Halim	43	Chief Executive Officer

[Other executive officers to be provided]

      There are no family relationships among the individuals expected to serve as our directors or executive officers. Set forth below are the name, office and position expected to be held with us and principal occupations and employment during the past five years of each of the individuals expected to serve as our executive officers.

      Raouf Y. Halim will be our Chief Executive Officer and a director. For biographical information on Mr. Halim, see “— Directors”.

      [Other executive officers to be provided]

Historical Compensation of Executive Officers

      The following table sets forth information concerning the annual and long-term compensation for services rendered in all capacities to Conexant and its subsidiaries for the fiscal years noted of the individual who will serve as our chief executive officer and the other four most highly compensated individuals who will serve as our executive officers, referred to collectively as the named executive officers, in each case, based on their employment by Conexant or an affiliate of Conexant at September 30, 2002. The compensation described in this table was paid by Conexant or an affiliate of Conexant. The services rendered to Conexant were, in some cases, in capacities not equivalent to those to be provided to us and this table does not reflect the compensation to be paid to executive officers in the future.

Summary Compensation Table(1)

						Long-Term Compensation

		Annual Compensation				Awards		Payouts

					Other	Restricted	Stock	Long-term	All
Name and Principal Position	Fiscal				Annual	Stock	Options	Incentive	Other
With the Company(2)	Year	Salary	Bonus		Compensation	Awards	(Shares)(3)	Payouts	Compensation(4)

Raouf Y. Halim	2002	450,000	—		21,669	—	450,000 (5)	—	18,000
Chief Executive Officer	2001	422,885	250,000	(6)	37,965	—	1,024,000	—	27,869
	2000	334,615	234,437		72,565	—	825,000 (5)	—	13,385

[Other executive officers to be provided]

(1)	In accordance with the executive compensation rules adopted by the SEC, the compensation of the named executive officers is not shown for fiscal 2001 and fiscal 2000, other than for Mr. Halim, because we were not a reporting company under the Securities Exchange Act for such years and such compensation information has not been provided in a prior filing with the SEC.

(2)	The positions reflected in the table are the positions to be held by the named executive officers with us at the time of the distribution and were not necessarily the positions held by the named executive officers with Conexant during the period or periods covered by the table.

(3)	References to “stock options” relate to awards under the Conexant 1999 Long-Term Incentives Plan.

(4)	Amounts contributed or accrued for the named executive officers under the Conexant savings plans and the related supplemental savings plan.

(5)	Includes options to purchase 825,000, , and shares of Conexant common stock with exercise prices of $25 or above (representing all of their eligible options) exchanged by Messrs. Halim, , and , respectively, pursuant to Conexant’s exchange offer for a grant of new options for the same number of shares on April 3, 2002 (other than for Mr. Halim). The exchanged options were cancelled on October 2, 2001 and Messrs. Halim, , and received their new options with an exercise price equal to $11.71, the fair market value of Conexant common stock on the grant date. Mr. Halim received new options to purchase 450,000 shares on April 3, 2002 as satisfaction in full of his rights to receive new options under the exchange offer. In connection with the spin-off and merger of Conexant’s wireless communications business with Alpha Industries, Inc. to form Skyworks Solutions, Inc. (the Skyworks Transaction), the exercise prices of these new options were adjusted to $4.2327 per share.

(6)	Represents a bonus paid to Mr. Halim in connection with his being named Senior Vice President and Chief Executive Officer, Mindspeed Technologies.

Certain Relationships And Related Transactions

      Prior to the distribution, we will assume the existing change of control agreements between Conexant and each of                     and will enter into new change of control employment agreements with each of                     . Each employment agreement becomes effective upon a “change of control” of Mindspeed. Each employment agreement provides for the continuing employment of the executive after the change of control on terms and conditions no less favorable than those in effect before the change of control. If the executive’s employment is terminated by us without “cause” or if the executive terminates his or her own employment for “good reason”, the executive is entitled to severance benefits equal to a multiple of his or her annual compensation, including bonus, and continuation of other benefits for a number of years equal to the multiple. The multiple is           for           and           for the other executives. The executives are entitled to an additional payment, if necessary, to make them whole as a result of any excise tax imposed by the Code on these change of control payments, unless the safe harbor above which the excise tax is imposed is not exceeded by more than 10%, in which event the payments will be reduced to avoid the excise tax.

      See “Risk Factors — Risks Related to Our Separation from Conexant, the Securities Markets and Ownership of Our Common Stock — Some of our directors and executive officers may have potential conflicts of interest because of their positions with Conexant or their ownership of Conexant common stock.” and “Arrangements Between Conexant and Our Company”.

Option Grants In Last Fiscal Year

      The following table shows further information on grants to the named executive officers of stock options pursuant to Conexant’s 1999 Long-Term Incentives Plan during the fiscal year ended September 30, 2002, which are reflected in the Summary Compensation Table above.

Potential Realizable
	Option Grants				Value at Assumed Annual
Rates of
	Number of	Percentage of Total			Stock Price Appreciation
	Securities	Options Granted			for
	Underlying	to Conexant	Exercise		Option Term
	Options Granted	Employees	Price	Expiration
Name	(Shares)	in Fiscal 2002	(Per Share)	Date	5%	10%

Raouf Y. Halim	450,000(1)	1.42%	$4.2327	4/3/2012	$1,197,865	$3,035,625

[Other executive officers to be provided]

(1)	Represents options to purchase 450,000, , and shares of Conexant common stock exchanged by Messrs. Halim, , and , respectively, pursuant to Conexant’s exchange offer for a grant of new options for the same number of shares on April 3, 2002 (other than for Mr. Halim who tendered options to purchase an aggregate of 825,000 shares in the exchange offer and received options to purchase 450,000 shares as satisfaction in full of his rights to receive new options). The exchanged options were cancelled on October 2, 2001 and Messrs. Halim, , and received their new options with exercise prices equal to $11.71, the fair market value of Conexant common stock on April 3, 2002. In connection with the Skyworks Transaction, the exercise prices of these new options were adjusted to $4.2327 per share. These options maintained their original vesting schedules.

Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Option Values

      The following table shows information with respect to (i) exercises by the named executive officers during fiscal year 2002 of options to purchase Conexant common stock granted under Conexant’s 1998 Stock Option Plan or 1999 Long-Term Incentives Plan and (ii) the unexercised options to purchase Conexant common stock granted to the named executive officers in fiscal year 2002 and prior years and held by them at September 30, 2002.

			Number of Unexercised				Value of Unexercised
			Options Held At				In-the-Money Options at
	Shares		September 30, 2002(1)				September 30, 2002(2)
	Acquired	Value
Name	On Exercise	Realized	Exercisable		Unexercisable		Exercisable	Unexercisable

Raouf Y. Halim	—	—	2,160,748	(3)	1,750,295	(3)	—	—

[Other executive officers to be provided]

(1)	Includes options to purchase 450,000, , and shares of Conexant common stock exchanged by Messrs. Halim, , and , respectively, pursuant to Conexant’s exchange offer for a grant of new options for the same number of shares on April 3, 2002 (other than for Mr. Halim who tendered options to purchase an aggregate of 825,000 shares in the exchange offer and received options to purchase 450,000 shares as satisfaction in full of his rights to receive new options). The exchanged options were cancelled on October 2, 2001 and Messrs. Halim, , and received their new options with exercise prices equal to $11.71, the fair market value of the Conexant common stock on the grant date. In connection with the Skyworks Transaction, the exercise prices of these new options were adjusted to $4.2327 per share. These options maintained their original vesting schedules.

(2)	Based on the closing price of Conexant common stock on the Nasdaq National Market on September 27, 2002 ($1.06).

(3)	Includes options that were granted by Rockwell International Corporation prior to the spin-off of Conexant from Rockwell and were converted into options to purchase Conexant’s common stock, on the same terms and vesting schedule as the Rockwell options but with adjustments to the exercise price and the number of shares for which such options are exercisable to preserve the aggregate intrinsic value of the options.

Benefit Plans Following the Distribution

      The following are descriptions of certain benefit plans that are expected to provide benefits to our employees and directors following the distribution.

     2003 Long-Term Incentives Plan

      Prior to the distribution, our board of directors will adopt, and Conexant as our sole shareholder will approve, our 2003 Long-Term Incentives Plan, or the 2003 LTIP. The 2003 LTIP will also be submitted to our shareholders for approval at our 2004 annual meeting. The 2003 LTIP permits grants to be made from time to time as nonqualified stock options, incentive stock options, restricted stock and unrestricted stock awards.

      Administration. The 2003 LTIP will be administered by the Compensation Committee, consisting of two or more members of our board of directors who are not eligible to participate in the 2003 LTIP. In order to meet the requirements of Section 162(m) of the Code and the rules under Section 16 of the Securities Exchange Act, all grants under the 2003 LTIP will be made by those members of the Compensation Committee who are both “outside directors” as defined for purposes of Section 162(m) of the Code and regulations thereunder and “nonemployee directors” as defined for purposes of Section 16 of the Securities Exchange Act.

      Participation. The persons to whom grants are made under the 2003 LTIP will be selected from time to time by the Compensation Committee in its sole discretion from among our employees and those of our subsidiaries and individuals who perform consulting, contracting or other services for us or one of our subsidiaries who hold positions of significant responsibility with us or a subsidiary of ours or whose performance or potential contribution, in the judgment of the Compensation Committee, will benefit from our future success.

      Shares Subject to 2003 LTIP. The 2003 LTIP authorizes the issuance or delivery of an aggregate of                shares of our common stock, provided that no more than                 shares will be available for grants of restricted stock. Shares of our common stock subject to the unexercised or undistributed portion of any terminated or forfeited grant under the 2003 LTIP will be available for further awards.

      Stock Options, Restricted Stock and Unrestricted Stock Awards. The 2003 LTIP authorizes grants of stock options, which may be either incentive stock options eligible for special tax treatment or nonqualified stock options, and restricted and unrestricted stock. Incentive stock options and restricted stock may be granted only to employees, including officers and directors who are employees, of us and our subsidiaries. Under the 2003 LTIP, no person will receive, in any one calendar year, grants which over any three-year period exceed an annual average of (i)                 stock options, whether nonqualified stock options or incentive stock options, and (ii)                 shares of restricted stock.

      Under the provisions of the 2003 LTIP authorizing the grant of stock options:

•	the option price may not be less than the fair market value of the shares of our common stock at the date of grant;

•	the aggregate fair market value, determined as of the date the option is granted, of the shares of our common stock for which any employee may be granted incentive stock options which are exercisable for the first time in any calendar year may not exceed $100,000;

•	stock options generally may not be exercised prior to one year nor after ten years from the date of grant; and

•	at the time of exercise of a stock option the option price must be paid in full in cash or in shares of our common stock or in a combination of cash and shares of our common stock.

      Under the 2003 LTIP, the Compensation Committee may also grant shares of our common stock subject to restrictions on transfer and such other restrictions on incidents of ownership as the Compensation Committee may determine, referred to as “restricted stock”. During the restricted period, shares of restricted stock have all the attributes of outstanding shares of our common stock, except that the Compensation Committee may provide at the time of the grant that any dividends or other distributions paid on such restricted stock while subject to such restrictions will be accumulated or reinvested in our common stock and held subject to the same restrictions as the restricted stock and such other terms and conditions as the Compensation Committee may determine.

      The 2003 LTIP also authorizes the Compensation Committee to make such grants of shares of our common stock without restriction as the Compensation Committee may determine. An employee will not be required to make any payment for shares of our common stock granted as unrestricted stock awards and the employee will have the entire beneficial interest in those shares of our common stock, including the right to vote the shares and receive dividends thereon.

      All grants made under the 2003 LTIP will be evidenced by a letter to the 2003 LTIP participant, together with the terms and conditions applicable to the grants, as determined by the Compensation Committee consistent with the terms of the 2003 LTIP. These terms and conditions will include, among other things, a provision describing the treatment of grants in the event of the retirement, disability, death or other termination of a 2003 LTIP participant’s employment with us or any of our subsidiaries, including terms relating to the vesting, time for exercise, forfeiture or cancellation of a grant under such circumstances. These terms and conditions will also include a provision stating that in the event the 2003

LTIP participant’s employment is terminated for cause, all grants made to the participant will immediately terminate and be forfeited.

      The Compensation Committee may condition, or provide for the acceleration of, the exercisability or vesting of any grant made under the 2003 LTIP upon the conditions that the Compensation Committee, in its sole discretion, deems appropriate, including achievement of specific performance objectives, with respect to one or more measures of the performance of us or our subsidiaries, including earnings per share, revenue, net income, stock price and total shareholder return.

      Under the 2003 LTIP, stock options and restricted stock may not be granted after                     , 2013.

      Tax Matters. The following is a brief summary of the material federal income tax consequences of benefits under the 2003 LTIP under present law and regulations:

(a) Incentive Stock Options. The grant of an incentive stock option will not result in any immediate tax consequences to us or the optionee. An optionee will not realize taxable income, and we will not be entitled to any deduction, upon the timely exercise of an incentive stock option, but the excess of the fair market value of the shares of our common stock acquired over the option exercise price will be includable in the optionee’s “alternative minimum taxable income” for purposes of the alternative minimum tax. If the optionee does not dispose of the shares of our common stock acquired within one year after their receipt, and within two years after the option was granted, gain or loss realized on the subsequent disposition of the shares of our common stock will be treated as long-term capital gain or loss. Capital losses of individuals are deductible only against capital gains and a limited amount of ordinary income. In the event of an earlier disposition, the optionee will realize ordinary income in an amount equal to the lesser of (i) the excess of the fair market value of the shares of our common stock on the date of exercise over the option exercise price or (ii) if the disposition is a taxable sale or exchange, the amount of any gain realized. Upon such a disqualifying disposition, we will be entitled to a deduction in the same amount as the optionee realizes such ordinary income.

(b) Nonqualified Stock Options. The grant of a nonqualified stock option will not result in any immediate tax consequences to us or the optionee. Upon the exercise of a nonqualified stock option, the optionee will realize ordinary income, and we will be entitled to a deduction, equal to the excess of the fair market value of the shares of our common stock acquired at the time of exercise over the option exercise price.

(c) Restricted Stock. An employee normally will not realize taxable income in connection with an award of restricted stock, and we will not be entitled to a deduction, until the termination of the restrictions. Upon termination of the restrictions, the employee will realize ordinary income in an amount equal to the fair market value of the shares of our common stock at that time, plus the amount of the dividends and interest thereon to which the employee then becomes entitled. However, an employee may elect to realize taxable ordinary income in the year the restricted stock is awarded in an amount equal to its fair market value at that time, determined without regard to the restrictions. We will be entitled to a deduction in the same amount as the employee realizes income.

(d) Unrestricted Stock Awards. An employee will realize ordinary income at the time of the award of unrestricted stock and we will be entitled to a deduction equal to the fair market value of shares of our common stock at that time.

      Amendment, Suspension or Termination of 2003 LTIP. Our board of directors may at any time amend, suspend or discontinue the 2003 LTIP and the Compensation Committee may at any time alter or amend award agreements made thereunder to the extent permitted by law, provided that no such alteration or amendment will impair the rights of any recipient of grants without such recipient’s consent. In the event of any change in the outstanding shares of our common stock by reason of a stock dividend, stock split, recapitalization, merger, consolidation, reorganization or similar corporate change or an extraordinary dividend, the number of shares of our common stock then remaining subject to the 2003 LTIP and the maximum number of shares that may be issued to a 2003 LTIP participant, including those that are covered by outstanding grants, will, in the event of an increase in the number of outstanding shares of our common stock, be proportionately increased and the price for each share then covered by an outstanding grant will be proportionately reduced. In the event the change in the outstanding shares of our common stock is a reduction in the number of outstanding shares of our common stock, the number of shares of our common stock then remaining subject to the 2003 LTIP and the maximum number of shares that may be issued to a 2003 LTIP participant, including those that are covered by outstanding grants, will be proportionately reduced and the price for each share then covered by an outstanding grant will be proportionately increased. The Compensation Committee may make any further adjustments as it deems necessary to ensure equitable treatment of any holder of a grant under the 2003 LTIP as the result of any transaction affecting the securities subject to the 2003 LTIP.

2003 Stock Option Plan

      Prior to the distribution our board of directors will adopt and Conexant as our sole shareholder will approve our 2003 Stock Option Plan, or the 2003 Plan. The 2003 Plan covers nonqualified stock options and incentive stock options to purchase shares of our common stock resulting from adjustments to Conexant options outstanding at the time of the distribution. See “Arrangements Between Conexant and Our Company — Employee Matters Agreement”.

      Administration. The Compensation Committee will administer the 2003 Plan. In addition, our board of directors has authority to perform all functions of the Compensation Committee under the 2003 Plan.

      Participation. The persons to whom grants are made under the 2003 Plan are holders of Conexant options outstanding at the time of the distribution who receive Mindspeed options as a result of adjustments to the Conexant options pursuant to the terms of the employee matters agreement.

      Shares Subject to 2003 Plan. The 2003 Plan authorizes the issuance of the aggregate number of shares of our common stock necessary to provide for the exercise of all Mindspeed options outstanding on the date of the distribution as a result of adjustments to outstanding Conexant options pursuant to the terms of the employee matters agreement, as may be adjusted under the 2003 Plan. The number of shares of our common stock that will be subject to such options will depend on the ratio between the respective market values of Conexant common stock and our common stock at the time of the distribution. See “Arrangements Between Conexant and Our Company — Employee Matters Agreement”.

      Stock Options. The 2003 Plan authorizes the issuance to 2003 Plan participants of Mindspeed options, which may be either incentive stock options eligible for special tax treatment or nonqualified stock options. Under the provisions of the 2003 Plan authorizing the issuance of stock options, the exercise price and the number of shares of our common stock issuable upon exercise of such options will be determined pursuant to the adjustments to Conexant options as set forth under “Arrangements Between Conexant and Our Company — Employee Matters Agreement”. Each stock option will otherwise have substantially the same terms and conditions as the corresponding Conexant option which was adjusted, except that references to Conexant will be changed to refer to Mindspeed. The 2003 Plan also contains specific provisions applicable only to certain options which correspond to the terms of the relevant Conexant option plan under which the corresponding Conexant option was originally granted.

      Stock options may not be granted under the 2003 Plan after the date of the distribution.

      Tax Matters. The material Federal income tax consequences of receipt of incentive stock options and non-qualified stock options under the 2003 Plan under present law and regulations are as described for incentive stock options and non-qualified stock options under the 2003 LTIP. See “— 2003 Long-Term Incentives Plan — Tax Matters”.

      Amendment, Suspension or Termination of 2003 Plan. The Compensation Committee may at any time amend, suspend or terminate the 2003 Plan or Mindspeed options subject to the 2003 Plan. In the event any change in shares of our common stock occurs, our board of directors may make appropriate amendments to or adjustments in the 2003 Plan or Mindspeed options subject to the 2003 Plan, including changes in the number of shares of our common stock which may be issued under the 2003 Plan and the number of shares of our common stock and exercise price per share of our common stock subject to

Mindspeed options. Except for amendments and adjustments in the event of changes in shares of our common stock, our board of directors and the Compensation Committee may not, however, without the consent of the person affected, cancel or reduce an outstanding Mindspeed option other than as provided for or contemplated in the option agreement, or without the approval of shareholders, increase the number of shares of our common stock that may be issued under the 2003 Plan or reduce the option exercise price of any Mindspeed option.

Directors Stock Plan

      Prior to the distribution, our board of directors will adopt and Conexant as our sole shareholder will approve our Directors Stock Plan. Initially an aggregate of                 shares of our common stock may be issued under the Directors Stock Plan. On the first day of each fiscal year, the maximum number of shares will be automatically increased by an additional amount equal to the greater of                 shares or        % of the shares of our common stock outstanding on that date, subject to the board of directors being authorized and empowered to select the smaller amount. The maximum number of shares that may be issued under the Directors Stock Plan will be subject to appropriate adjustment in the event of any change in or affecting shares of our common stock, including but not limited to stock dividends, stock splits and recapitalizations.

      Participation. Participation in the Directors Stock Plan will be limited to directors who are not employees of us or any of our subsidiaries.

      Restricted Shares. Directors may elect to receive their cash retainer for board service in the form of restricted shares of our common stock. Restricted shares, if elected, would be held by us until ten days after the recipient retires from our board of directors after reaching age 72 and having served at least three years as a director or ceases to be a director by reason of the antitrust laws, compliance with our conflict of interest policies, death, disability or other circumstances our board of directors determines not to be adverse to our interests. Restricted shares would have all the attributes of outstanding shares including the right to vote and to receive dividends thereon.

      Stock Options. Under the Directors Stock Plan grants of options to purchase                 shares of our common stock will be made to each non-employee director effective upon election as a director, or, for the initial non-employee directors, effective upon the distribution. Following completion of one year of service on the board of directors by a non-employee director, grants of options to purchase                 shares of our common stock will be made annually to such non-employee director following each annual meeting of shareholders; provided that the board may, by action taken on or before the day following the date of any such annual meeting, defer the option grants in respect of such annual meeting for up to 60 days following such annual meeting to a date coinciding with the date of grant of options by our company to some or all of our officers. The purchase price of the shares subject to the option will be one hundred percent of the fair market value of our common stock on the date an option is granted. Upon exercise of an option, the option price must be paid in full in cash, shares of our common stock valued at their fair market value on the date of exercise, or a combination of both.

      Our board of directors or Compensation Committee will have the discretion to provide, from time to time, any one or more non-employee directors with additional stock-based compensation under the Directors Stock Plan, in addition to the annual grant of options following the annual meeting of shareholders. The additional compensation may be in the form of a grant of restricted shares of our common stock, options to purchase shares of our common stock or a combination of restricted shares and options, subject to the terms, conditions and restrictions established by our board or Compensation Committee.

      Options granted under the Directors Stock Plan generally may not be exercised prior to one year nor after ten years from the date of grant and become exercisable in four approximately equal installments on the first, second, third and fourth anniversaries of the date of grant. If an optionee who holds an outstanding stock option dies, the Directors Stock Plan permits the exercise of such option within three years of the date of death, or until the expiration date specified in the option, if earlier, even if it were not exercisable at such date. If an optionee who holds an outstanding stock option retires from our board of directors after reaching age 72 or having served at least ten years as a director, all options then held will be exercisable even if they were not exercisable at such retirement date, provided that such options expire at the earlier of five years from the date of retirement or the expiration date specified in the options. The Directors Stock Plan permits the Compensation Committee to make determinations as to exercisability upon other termination of an optionee’s membership on our board of directors.

      Administration and Amendment. The Compensation Committee will administer the Directors Stock Plan. Our board of directors may amend the Directors Stock Plan in any respect, provided that no amendment may be made without shareholder approval that would materially:

•	increase the maximum number of shares of our common stock available for delivery under the Directors Stock Plan (other than adjustments to reflect changes in or affecting shares of our common stock),

•	increase the benefits accruing to participants under the Directors Stock Plan, or

•	modify the requirements as to eligibility for participation in the Directors Stock Plan.

Our board of directors also has authority to terminate the Directors Stock Plan at any time.

      Tax Matters. The material federal income tax consequences of the issuance or transfer of restricted shares awarded in lieu of cash retainers is that the value thereof is not taxable to the recipient, and we will not be entitled to its deduction, until the restriction lapses (at the value of the shares on the date the restriction lapses).

      The material federal income tax consequences of the grant of options under the Directors Stock Plan are that upon the exercise of an option, the optionee realizes ordinary income, and we are entitled to a deduction, equal to the excess of the fair market value of the shares acquired at the time of exercise over the option exercise price. See “— 2003 Long-Term Incentives Plan — Tax Matters”.

     Employee Stock Purchase Plan

      Prior to the distribution, we will adopt, and Conexant as our sole shareholder will approve, an employee stock purchase plan to be qualified under Section 423 of the Code. Participation in the stock purchase plan is expected to be available to all of our full-time employees in the United States and all of our salaried employees at our international locations, to the extent permitted by local law. Participants may elect to have up to 10 percent of their total compensation withheld for quarterly purchases of our common stock at a price equal to 85 percent of the lesser of the fair market value thereof (i) at the beginning of each 24-month offer period or (ii) at the end of each six-month period within the 24-month offer period; provided that if the fair market value of our common stock at the end of such six-month period is lower than at the beginning of the 24-month offer period, the then current offer period will terminate and a new 24-month offer period will commence on the next day. It is anticipated that an aggregate of                 shares of our common stock will initially be authorized for issuance pursuant to the stock purchase plan. The maximum number of shares authorized under the stock purchase plan will be automatically increased by                 shares, or such lesser number as the board may determine, on                     of each year for 10 years commencing on                     and ending on                     , for a maximum increase of  additional shares.

      Administration. Our board, or a committee appointed by our board, will administer the stock purchase plan.

      Amendment or Termination. Our board may suspend or terminate the stock purchase plan at any time. Unless terminated earlier, the stock purchase plan will terminate when all of the shares of our common stock reserved for issuance under the plan, as increased and/or adjusted from time to time, have been issued under the terms of the plan.

      Our board may amend the stock purchase plan at any time. However, no amendment will be effective unless approved by our shareholders to the extent shareholder approval is necessary for the plan to satisfy the requirements of Section 423 of the Code or other applicable laws or regulations except under certain circumstances.

      Tax Matters. The following is a brief summary of the material federal income tax consequences of benefits under the employee stock purchase plan under present law and regulations. A participant will realize taxable ordinary income on amounts withheld for the purchase of shares of our common stock under the plan as if he or she actually received such amounts. No further taxable income will be realized by a participant either at the time participation begins or at the time shares are purchased under the plan, nor will we be entitled to a deduction at either such time in respect of the plan. If the shares of our common stock are disposed of at least two years after the beginning of an offer period and at least one year after the shares of our common stock are transferred to the participant, then the participant will recognize as ordinary taxable income an amount equal to the lesser of (i) the excess of the fair market value of our common stock at the time of such disposition over the purchase price or (ii) 15% of the fair market value of our common stock as of the beginning of the offering period. The difference between the disposition price and the participant’s basis in the shares will be treated as long-term capital gain or loss. No deduction will be allowed to us for federal income tax purposes under such circumstances. In the event of an earlier disposition, the participant will recognize as ordinary taxable income an amount equal to the excess of the fair market value of our common stock on the date of purchase over the purchase price. In addition, the participant will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the disposition of the shares and the participant’s basis in the shares. Even if our common stock is disposed of for less than its fair market value on the purchase date, the same amount of ordinary taxable income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of our common stock on such purchase date. Any capital gain or loss will be short-term or long-term, depending on whether the participant held the shares for more than one year. We will be entitled to a deduction in an amount equal to the amount recognized by a participant as ordinary taxable income upon such a disposition.

Ownership of Our Common Stock

      The following table sets forth the number of shares of our common stock expected to be beneficially owned following the distribution, directly or indirectly, by each director, each named executive officer and such persons and other executive officers as a group, based upon the beneficial ownership of such persons of Conexant common stock reported to Conexant as of           , 2003, including shares as to which a right to acquire ownership exists (for example, through the exercise of stock options, conversions of securities or through various trust arrangements) within the meaning of Rule 13d-3(d)(1) under the Securities Exchange Act.

Beneficial Ownership as of           , 2003

Common Stock

Name	Shares(1)	Percent of Class(2)

Dwight W. Decker		—*
Raouf Y. Halim		—*
[Other directors and officers to be provided]		—*
All of the above and other executive officers as a group ( persons)			%

*	Less than 1%

(1)	Each person’s address is the address of Mindspeed.

(2)	For purposes of computing the percentage of outstanding shares beneficially owned by each person, shares of which such person has a right to acquire beneficial ownership within 60 days have been included in both the number of shares owned by that person and the number of shares outstanding, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act.

      With the exception of Wells Fargo Bank, N.A., 420 Montgomery Street, San Francisco, California, as trustee under various savings plans of Rockwell and Rockwell Collins, which held approximately 5.4% of the outstanding shares of Conexant’s common stock, and FMR, Inc., 82 Devonshire Street, Boston, Massachusetts, which held approximately 8.6% of the outstanding shares of Conexant’s common stock, as reported in Schedules 13G filed by such holders on February 14, 2003 and March 10, 2003, respectively, there are no persons known to us to be “beneficial owners” (as that term is defined in the rules of the Securities and Exchange Commission) of 5% of any class of Conexant’s voting securities outstanding as of           , 2003. Shares held by the trustee of the savings plans of Rockwell on account of the participants in such plans will be voted by the trustee in accordance with instructions from the participants (either in writing or by means of Conexant’s telephone or Internet voting procedures), and where no instructions are received, as the trustee deems proper.

DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock includes a summary of certain provisions of our restated certificate of incorporation and our amended bylaws. This description is subject to the detailed provisions of, and is qualified by reference to, our restated certificate of incorporation and our amended bylaws, copies of which have been filed as exhibits to our registration statement on Form 10, of which this information statement is a part.

      We are authorized to issue (1)           shares of common stock, par value $.01 per share and (2)           shares of preferred stock, without par value, of which our board of directors has designated                      shares as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights. For a more detailed discussion of our preferred share purchase rights and how they relate to our common stock, see “— Rights Plan”. The authorized shares of our common stock and preferred stock will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our shareholders is not required, our board of directors may determine not to seek shareholder approval.

      Certain of the provisions described under this section entitled “Description of Capital Stock” could have the effect of discouraging transactions that might lead to a change of control of Mindspeed. Our restated certificate of incorporation and amended bylaws:

•	establish a classified board of directors, whereby our directors are elected for staggered terms in office so that only one-third of our directors stand for election in any one year;

•	require shareholders to provide advance notice of any shareholder nominations of directors or any proposal of new business to be considered at any meeting of shareholders;

•	require a supermajority vote to remove a director or to amend or repeal certain provisions of our restated certificate of incorporation or amended bylaws; and

•	preclude shareholders from calling a special meeting of shareholders.

Common Stock

      Our restated certificate of incorporation permits us to issue up to            shares of our common stock.

      Dividends. Holders of common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available therefor. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or set aside. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock. See “The Distribution — Dividend Policy”.

      Voting. Each holder of common stock will be entitled to one vote for each such share outstanding in the holder’s name. No holder of common stock will be entitled to cumulate votes in voting for directors.

      Other Rights. Our restated certificate of incorporation provides that, unless otherwise determined by our board of directors, no holder of shares of common stock will have any right to purchase or subscribe for any stock of any class that we may issue or sell.

                is the transfer agent and registrar for our common stock.           address is           , and its telephone number is           .

Preferred Stock

      Our restated certificate of incorporation permits us to issue up to            shares of our preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our shareholders. Our board of directors has designated           shares

of our preferred stock as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights. The powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of any other series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock, including:

•	the maximum number of shares in the series and the distinctive designation;

•	the terms on which dividends, if any, will be paid;

•	the terms on which the shares may be redeemed, if at all;

•	the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

•	the liquidation preference, if any;

•	the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

•	the restrictions on the issuance of shares of the same series or any other class or series; and

•	the voting rights, if any, of the shares of the series.

      Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

      For a description of the Series A Junior Participating Preferred Stock, see “— Rights Plan”.

Certain Provisions of Our Restated Certificate of Incorporation and Amended Bylaws

      Our restated certificate of incorporation and amended bylaws contain various provisions intended to (1) promote the stability of our shareholder base and (2) render more difficult certain unsolicited or hostile attempts to take us over, which could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business.

      Classified Board of Directors. Pursuant to our restated certificate of incorporation, the number of directors is fixed by our board of directors. Other than directors elected by the holders of any series of preferred stock or any other series or class of stock except common stock, our directors are divided into three classes. Each class consists as nearly as possible of one third of the directors. Directors elected by shareholders at an annual meeting of shareholders will be elected by a plurality of all votes cast. Currently, the terms of office of the three classes of directors expire, respectively, at our annual meetings in 2004, 2005 and 2006. The term of the successors of each such class of directors expires three years from the year of election.

      Fair Price Provision. Our restated certificate of incorporation contains a fair price provision pursuant to which a Business Combination (as defined in our restated certificate of incorporation) between us or one of our subsidiaries and an Interested Shareholder (as defined in our restated certificate of incorporation) requires approval by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless the Business Combination is approved by at least two-thirds of the Continuing Directors (as defined in our restated certificate of incorporation) or certain fair price criteria and procedural requirements specified in the fair price provision are met. If either the requisite approval of our board of directors or the fair price criteria and procedural requirements were met, the Business Combination would be subject to the voting requirements otherwise applicable under the Delaware General Corporation Law, which for most types of Business Combinations currently would be the affirmative vote of the holders of a majority of all of our outstanding shares of stock entitled to vote thereon. Any amendment or repeal of the fair price provision, or the adoption of provisions inconsistent therewith, must be approved by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless such amendment, repeal or adoption were approved by at least two-thirds of the Continuing Directors, in which case the provisions of the Delaware General Corporation Law would require the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote thereon.

      Special Meetings; Written Consent. Our restated certificate of incorporation and amended bylaws provide that a special meeting of shareholders may be called only by a resolution adopted by a majority of the entire board of directors. Shareholders are not permitted to call, or to require that the board of directors call, a special meeting of shareholders. Moreover, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by us. In addition, our certificate provides that any action taken by our shareholders must be effected at an annual or special meeting of shareholders and may not be taken by written consent instead of a meeting. Our amended bylaws establish an advance notice procedure for shareholders to nominate candidates for election as directors or to bring other business before meetings of our shareholders.

      Our restated certificate of incorporation provides that the affirmative vote of at least 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to amend or repeal the provisions of our restated certificate of incorporation with respect to:

•	the election of directors;

•	the right to call a special meeting of shareholders;

•	the right to act by written consent;

•	amending our restated certificate of incorporation or amended bylaws; or

•	the right to adopt any provision inconsistent with the preceding provisions.

In addition, our restated certificate of incorporation provides that our board of directors may make, alter, amend and repeal our amended bylaws and that the amendment or repeal by shareholders of any of our amended bylaws would require the affirmative vote of at least 80 percent of the voting power described above, voting together as a single class.

Corporate Opportunity and Conflict of Interest Policies

      Our restated certificate of incorporation contains provisions to address potential conflicts of interest between us and Conexant. In general, these provisions recognize that we and Conexant and our and their subsidiaries may engage in the same or similar activities and lines of business and may have an interest in the same corporate opportunities. These provisions recognize that we and Conexant and our and their subsidiaries will continue to have contractual and business relations with each other even after the distribution.

Corporate Opportunity Policy

      Our restated certificate of incorporation provides that Conexant will have the right to engage in the same or similar business activities or lines of business as our company.

      Neither Conexant nor any of its officers or directors will be liable to us or our shareholders for any breach of fiduciary duty by reason of these activities. In addition, if Conexant learns of a potential transaction or matter that may be a corporate opportunity for both Conexant and our company, Conexant will have no duty to communicate or offer that opportunity to us. Conexant will not be liable to us or our shareholders because Conexant pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or entity or does not present that corporate opportunity to us.

      If one of our directors or officers who is also a director or officer of Conexant learns of a potential transaction or matter that may be a corporate opportunity for both our company and Conexant, our restated certificate of incorporation requires that our director or officer act in a manner consistent with the following three-part policy:

•	A corporate opportunity offered to any person who is a director but not an officer of our company and who is also an officer, whether or not a director, of Conexant will belong to Conexant, unless the opportunity is expressly offered to that person primarily in his or her capacity as a director of our company, in which case the opportunity will belong to our company.

•	A corporate opportunity offered to any person who is an officer, whether or not a director, of our company and who is also a director but not an officer of Conexant will belong to our company, unless the opportunity is expressly offered to that person primarily in his or her capacity as a director of Conexant, in which case the opportunity will belong to Conexant.

•	A corporate opportunity offered to any other person who is either an officer of both our company and Conexant or a director of both our company and Conexant will belong to our company if the opportunity is expressly offered to the person primarily in his or her capacity as an officer or director of our company. Otherwise, the opportunity will belong to Conexant.

      Under our restated certificate of incorporation, any corporate opportunity that belongs to Conexant or to our company pursuant to the foregoing policy will not be pursued by the other party, or directed by the other to another person or entity, unless and until Conexant or our company, as the case may be, determines not to pursue the opportunity. If the party to whom the corporate opportunity belongs does not, however, within a reasonable period of time, begin to pursue, or thereafter continue to pursue, such opportunity diligently and in good faith, the other party may pursue such opportunity, or direct it to another person or entity.

      A director or officer of our company who follows the three-part policy above will be considered to have acted in good faith and fully to have satisfied his or her fiduciary duties to our company and our shareholders with respect to that opportunity.

Conflict of Interest Policy

      Our restated certificate of incorporation provides that no contract, agreement, arrangement or transaction between:

•	our company and Conexant,

•	our company and any entity in which one or more of our directors has a financial interest, referred to as a related entity, or

•	our company and one or more of the directors or officers of our company, Conexant or any related entity will be voidable solely because (1) Conexant, any related entity or any one or more of the officers or directors of our company, Conexant or any related entity are parties to it, (2) any of those directors or officers are present at or participate in the meeting of our board of directors or committee of the board which authorizes the contract, agreement, arrangement or transaction, or (3) their votes are counted for that purpose, if one of the following three requirements is met:

•	the material facts of the transaction are disclosed or known to our board of directors or the committee of our board that authorizes the transaction, and our board of directors or that committee in good faith approves the transaction by a majority vote of the disinterested directors on our board or that committee, even if the disinterested directors are less than a quorum;

•	the material facts of the transaction are disclosed or known to the holders of our capital stock entitled to vote on the transaction, and the transaction is specifically approved by the vote of the holders of a majority of our then outstanding capital stock not owned by Conexant or the related entity, voting together as a single class; or

•	the transaction is fair to us as of the time it is approved by our board of directors, a committee of our board or our shareholders.

Rights Plan

      Each outstanding share of our common stock also evidences one preferred share purchase right. Each preferred share purchase right entitles the registered holder to purchase from us one one-hundredth of a share of Series A junior participating preferred stock, at $          , subject to adjustment. The description and terms of the preferred share purchase rights are set forth in the rights agreement we will enter into. The preferred share purchase rights are intended to have anti-takeover effects. If the preferred share purchase rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire or merge with us in most cases. Accordingly, the existence of the preferred share purchase rights may deter a potential acquirer from making a takeover proposal or tender offer. The preferred share purchase rights should not interfere with any merger or other business combination approved by our board of directors since we may redeem the preferred share purchase rights as described below and since a transaction approved by our board of directors would not cause the preferred share purchase rights to become exercisable.

      Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20 percent or more of the outstanding common stock or (2) 10 business days, or such later date as may be determined by our board of directors prior to such time as any person or group becomes an acquiring person, following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20 percent or more of the outstanding common stock, the earlier of such dates being called the rights distribution date, preferred share purchase rights will be attached to common stock and will be owned by the registered owners of common stock.

      The rights agreement provides that, until the preferred share purchase rights are no longer attached to the common stock, or until the earlier redemption or expiration of the preferred share purchase rights:

•	the preferred share purchase rights will be transferred with and only with common stock;

•	certificates representing common stock and statements in respect of shares of common stock registered in book-entry or uncertificated form will contain a notation incorporating by reference the terms of the preferred share purchase rights; and

•	the transfer of any shares of common stock will also constitute the transfer of the associated preferred share purchase rights.

As soon as practicable following the date the preferred share purchase rights are no longer attached to the common stock, separate certificates evidencing preferred share purchase rights will be mailed to holders of record of common stock as of the close of business on the date the preferred share purchase rights are no longer attached to the common stock and the separate certificates alone will evidence preferred share purchase rights.

      In addition, the rights agreement provides that in connection with the issuance or sale of our common stock following the date the rights separate from the common stock and prior to the earlier of (1) the date the preferred share purchase rights are redeemed and (2) the date the preferred share purchase rights expire, (a) we will, with respect to common stock issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement in existence prior to the date the rights separate from the common stock, or upon the exercise, conversion or exchange of securities, notes or debentures (pursuant to the terms thereof) issued by us and in existence prior to the date the rights separate from the common stock and (b) we may, in any other case, if deemed necessary or appropriate by the board of directors, issue certificates representing the appropriate number of preferred share purchase rights in connection with such issuance or sale. We will not be obligated to issue any of these certificates if, and to the extent that, we are advised by counsel that the issuance of those certificates would create a significant risk of material adverse tax consequences to us or the person to whom such certificate would be issued or would create a significant risk that the stock options or employee plans or arrangements would fail to qualify for otherwise available special tax treatment. In addition, no certificate will be issued if, and to the extent that, appropriate adjustments otherwise have been made instead of the issuance thereof.

      Preferred share purchase rights will not be exercisable until the date the rights separate from the common stock. Preferred share purchase rights will expire on                     , 2013, unless this expiration date is extended or unless preferred share purchase rights are earlier redeemed by us, in each case, as described below.

      The purchase price payable, and the number of shares of Series A junior preferred stock or other securities or property issuable, upon exercise of the preferred share purchase rights will be subject to adjustment from time to time to prevent dilution upon the occurrence of the following events:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, Series A junior preferred stock;

•	upon the grant to holders of shares of Series A junior preferred stock of rights or warrants to subscribe for or purchase shares of Series A junior preferred stock at a price, or securities convertible into shares of Series A junior preferred stock with a conversion price, less than the then current market price of the shares of Series A junior preferred stock; or

•	upon the distribution to holders of shares of Series A junior preferred stock of evidences of indebtedness or assets, excluding regular periodic cash dividends or dividends payable in shares of Series A junior preferred stock, or of subscription rights or warrants, other than those referred to above.

      The number of one one-hundredths of a share of Series A junior preferred stock issuable upon exercise of each preferred share purchase right will also be subject to adjustment in the event of a stock split of our common stock or a stock dividend on our common stock payable in common stock or subdivisions, consolidations or combinations of common stock occurring, in any such case, prior to the date the preferred share purchase rights are no longer attached to the common stock.

      We cannot redeem shares of Series A junior preferred stock purchasable upon exercise of preferred share purchase rights. Each share of Series A junior preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock whenever such dividend is declared. In the event of liquidation, the holders of Series A junior preferred stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Series A junior preferred stock will have 100 votes, voting together with common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A junior preferred stock will be entitled to receive 100 times the amount received per share of common stock. These rights will be protected by customary antidilution provisions.

      Because of the nature of the Series A junior preferred stock’s dividend, liquidation and voting rights, the value of each one-hundredth interest in a share of Series A junior preferred stock purchasable upon exercise of each preferred share purchase right should approximate the value of one share of common stock.

      In the event that any person or group of associated or affiliated persons becomes an acquiring person, proper provision shall be made so that each holder of a preferred share purchase right, other than preferred share purchase rights beneficially owned by the acquiring person, which will thereafter be void, will thereafter have the right to receive upon exercise, instead of shares of Series A junior preferred stock, that number of shares of our common stock having a market value of two times the exercise price of a preferred share purchase right.

      At any time after any person or group of affiliated or associated persons becomes an acquiring person, and prior to the acquisition by such person or group of 50 percent or more of the voting power of all of the outstanding shares of common stock, our board of directors may exchange preferred share purchase rights (other than preferred share purchase rights owned by such person or group, which will have become void after such person became an acquiring person) for common stock at an exchange ratio of one share of common stock per preferred share purchase right (subject to adjustment).

      In the event that, at any time after any person or group of affiliated or associated persons becomes an acquiring person, we are acquired in a merger or other business combination transaction or 50 percent or more of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a preferred share purchase right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of a preferred share purchase right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of a preferred share purchase right.

      Generally, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least one percent. No fractional shares of Series A junior preferred stock will be issued, other than fractions which are integral multiples of one one-hundredth of a share of Series A junior preferred stock, which may, at our election, be evidenced by depository receipts. Instead, an adjustment in cash will be made based on the market price of Series A junior preferred stock on the last trading day prior to the date of exercise.

      At any time prior to any person or group of affiliated or associated persons becoming an acquiring person, our board of directors may redeem preferred share purchase rights in whole, but not in part, at a price of $.01 per preferred share purchase right, subject to adjustment. The redemption of preferred share purchase rights may be made effective at the time, on the basis and with the conditions that our board of directors may determine, in its sole discretion. Immediately upon any redemption of preferred share purchase rights, the right to exercise preferred share purchase rights will terminate and the only right of the holders of preferred share purchase rights will be to receive the redemption price.

      The terms of preferred share purchase rights may be amended by our board of directors without the consent of the holders of preferred share purchase rights, including an amendment to decrease the threshold at which a person becomes an acquiring person from 20 percent to not less than 10 percent, except that from and after the time that any person becomes an acquiring person no amendment may adversely affect the interests of the holders of preferred share purchase rights.

      Until a preferred share purchase right is exercised, the holder thereof will have no rights as a shareholder of our company, including, without limitation, the right to vote or to receive dividends.

      The foregoing summary of the material terms of preferred share purchase rights is qualified by reference to the rights agreement, a copy of which has been filed as an exhibit to our registration statement on Form 10, of which this information statement is a part.

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Delaware General Corporation Law permits Delaware corporations to eliminate or limit the monetary liability of directors for breach of their fiduciary duty of care, subject to limitations. Our restated certificate of incorporation provides that our directors are not liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock or (iv) for any transaction from which a director derived an improper personal benefit.

      The Delaware General Corporation Law provides for indemnification of directors, officers, employees and agents subject to limitations. Our amended bylaws and the appendix thereto provide for the indemnification of our directors, officers, employees and agents to the extent permitted by Delaware law. It is expected that our directors and officers will be insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form 10 under the Securities Exchange Act with respect to the shares of our common stock and associated preferred share purchase rights being issued in the distribution. This information statement does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, reference is made to the registration statement and the exhibits and any schedules to the registration statement. Statements contained in this information statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules to the registration statement, may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules to the registration statement.

      After the distribution, we will be subject to the full informational requirements of the Securities Exchange Act. We will fulfill our obligations with respect to those requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by an independent public accounting firm. We also maintain an Internet site at http://www.mindspeed.com. Our Internet site and the information contained therein or connected thereto are not intended to be incorporated into this information statement or the registration statement of which it forms a part.

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Mindspeed Technologies Business of Conexant Systems, Inc.:
Independent Auditors’ Report	F-2
Consolidated Balance Sheets as of September 30, 2001 and 2002 and December 31, 2002 (unaudited)	F-3
Consolidated Statements of Operations for the years ended September 30, 2000, 2001 and 2002 and the three months ended December 31, 2001 and 2002 (unaudited)	F-4
Consolidated Statements of Cash Flows for the years ended September 30, 2000, 2001 and 2002 and the three months ended December 31, 2001 and 2002 (unaudited)	F-5
Consolidated Statements of Shareholder’s Net Investment and Comprehensive Loss for the years ended September 30, 2000, 2001 and 2002 and the three months ended December 31, 2002 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
Schedule II — Valuation and Qualifying Accounts	F-32

Maker Communications, Inc.:
Independent Auditors’ Report	F-33
Consolidated Balance Sheets as of December 31, 1998 and 1999	F-34
Consolidated Statements of Operations for the years ended December 31, 1997, 1998 and 1999	F-35
Consolidated Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 1997, 1998 and 1999	F-36
Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1998 and 1999	F-37
Notes to Consolidated Financial Statements	F-38

HotRail, Inc.:
Independent Auditors’ Report	F-50
Balance Sheet as of June 29, 2000	F-51
Statements of Operations for the period July 1, 1999 through June 29, 2000	F-52
Statements of Shareholders’ Equity (Deficiency) for the period July 1, 1999 through June 29, 2000	F-53
Statements of Cash Flows for the period July 1, 1999 through June 29, 2000	F-54
Notes to Financial Statements	F-55

Microcosm Communications Limited:
Statement of Directors’ Responsibilities	F-62
Auditors’ Report	F-63
Profit and Loss Account for the year ended December 31, 1999	F-64
Balance Sheet as of December 31, 1999	F-65
Cash Flow Statement for the year ended December 31, 1999	F-66
Notes to the Accounts	F-67

INDEPENDENT AUDITORS’ REPORT

To The Board of Directors and Shareholders of
Conexant Systems, Inc.:

      We have audited the accompanying consolidated balance sheets of the Mindspeed Technologies business of Conexant Systems, Inc. (the “Company”) as of September 30, 2002 and 2001, and the related consolidated statements of operations, cash flows and shareholder’s net investment and comprehensive loss for each of the three years in the period ended September 30, 2002. Our audits also included the financial statement schedule listed in the Index to Financial Statements and Schedule at page F-1. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

DELOITTE & TOUCHE LLP

Costa Mesa, California

March 24, 2003

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 30,
			Dec. 31,
	2001	2002	2002

			(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$9,252	$7,269	$8,653
Receivables, net of allowance of $4,030, $1,897 and $1,843 (unaudited) at September 30, 2001, September 30, 2002 and December 31, 2002, respectively	17,553	12,568	11,923
Inventories	7,637	4,842	5,594
Other current assets	8,730	5,313	4,892

Total current assets	43,172	29,992	31,062
Property, plant and equipment, net	71,085	42,854	40,179
Goodwill	909,293	568,900	—
Intangible assets, net	216,325	143,632	125,608
Other assets	10,137	1,733	1,608

Total assets	$1,250,012	$787,111	$198,457

LIABILITIES AND SHAREHOLDER’S NET INVESTMENT
Current Liabilities
Accounts payable	$19,679	$18,689	$14,833
Deferred revenue	24,490	9,093	6,695
Accrued compensation and benefits	11,981	14,784	11,163
Other current liabilities	37,399	22,856	21,488

Total current liabilities	93,549	65,422	54,179
Other liabilities	1,448	1,366	1,282

Total liabilities	94,997	66,788	55,461

Commitments and contingencies	—	—	—

Shareholder’s Net Investment
Conexant’s net investment	1,168,659	738,036	160,416
Accumulated other comprehensive loss	(13,644)	(17,713)	(17,420)

Total shareholder’s net investment	1,155,015	720,323	142,996

Total liabilities and shareholder’s net investment	$1,250,012	$787,111	$198,457

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

				Three Months Ended
	Year Ended September 30,			December 31,

	2000	2001	2002	2001	2002

				(Unaudited)
Net revenues	$579,206	$305,368	$80,036	$14,178	$20,255
Cost of goods sold	233,646	228,994	29,410	6,910	6,137

Gross margin	345,560	76,374	50,626	7,268	14,118
Operating expenses:
Research and development	136,237	196,642	167,148	42,326	31,152
Selling, general and administrative	81,997	109,532	69,500	21,466	12,128
Amortization of intangible assets	143,171	304,991	312,388	80,156	14,200
Special charges	—	7,665	168,866	—	3,831
Purchased in-process research and development	191,348	—	—	—	—

Total operating expenses	552,753	618,830	717,902	143,948	61,311

Operating loss	(207,193)	(542,456)	(667,276)	(136,680)	(47,193)
Other income (expense), net	1,433	(448)	(298)	(476)	(35)

Loss before income taxes and cumulative effect of accounting change	(205,760)	(542,904)	(667,574)	(137,156)	(47,228)
Provision (benefit) for income taxes	27,051	(46,511)	699	144	120

Loss before cumulative effect of accounting change	(232,811)	(496,393)	(668,273)	(137,300)	(47,348)
Cumulative effect of change in accounting for goodwill	—	—	—	—	(573,184)

Net loss	$(232,811)	$(496,393)	$(668,273)	$(137,300)	$(620,532)

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

				Three Months Ended
	Year Ended September 30,			December 31,

	2000	2001	2002	2001	2002

				(Unaudited)
Cash Flows From Operating Activities
Net loss	$(232,811)	$(496,393)	$(668,273)	$(137,300)	$(620,532)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Cumulative effect of change in accounting for goodwill	—	—	—	—	573,184
Depreciation	6,820	19,260	21,903	5,821	4,140
Amortization of intangible assets	143,171	304,991	312,388	80,156	14,200
Asset impairments	—	—	143,429	—	190
Provision for losses on accounts receivable	276	12,965	1,936	2,972	(282)
Inventory provisions	(1,256)	102,101	4,518	1,593	620
Deferred income taxes	(14,432)	(46,924)	—	—	—
Stock compensation	860	9,641	3,527	1,077	155
Purchased in-process research and development	191,348	—	—	—	—
Other noncash charges, net	101	1,773	1,078	941	122
Changes in assets and liabilities, net of acquisitions:
Receivables	(44,918)	88,492	3,049	7,781	927
Inventories	(27,041)	(30,488)	(1,723)	(636)	(1,372)
Accounts payable	(3,490)	9,385	(915)	(1,118)	(3,856)
Deferred revenue	16,095	(3,591)	(15,397)	(6,261)	(2,398)
Accrued expenses and other current liabilities	11,263	13,577	(1,740)	(21,909)	(4,989)
Other	(7,891)	(5,203)	(9,090)	941	(64)

Net cash provided by (used in) operating activities	38,095	(20,414)	(205,310)	(65,942)	(39,955)

Cash Flows From Investing Activities
Sale of marketable securities	13,195	20,755	—	—	—
Sales of assets	—	—	810	—	25
Capital expenditures	(15,639)	(36,631)	(8,171)	(1,665)	(1,598)
Cash balances of acquired businesses	12,701	—	—	—	—

Net cash provided by (used in) investing activities	10,257	(15,876)	(7,361)	(1,665)	(1,573)

Cash Flows From Financing Activities
Net transfers and advances (to) from Conexant	(40,588)	37,463	210,688	67,434	42,912

Net cash provided by (used in) financing activities	(40,588)	37,463	210,688	67,434	42,912

Net increase (decrease) in cash and cash equivalents	7,764	1,173	(1,983)	(173)	1,384
Cash and cash equivalents at beginning of period	315	8,079	9,252	9,252	7,269

Cash and cash equivalents at end of period	$8,079	$9,252	$7,269	$9,079	$8,653

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S NET INVESTMENT

AND COMPREHENSIVE LOSS
(In thousands)

		Accumulated
	Conexant’s	Other
	Net	Comprehensive
	Investment	Loss	Total

Balance at September 30, 1999	$154,931	$—	$154,931
Net loss	(232,811)	—	(232,811)
Currency translation adjustment	—	(7,107)	(7,107)

Comprehensive loss			(239,918)
Purchase acquisitions	1,621,725	—	1,621,725
Net transfers to Conexant	(16,051)	—	(16,051)

Balance at September 30, 2000	1,527,794	(7,107)	1,520,687
Net loss	(496,393)	—	(496,393)
Currency translation adjustment	—	(6,537)	(6,537)

Comprehensive loss			(502,930)
Purchase acquisitions	85,253	—	85,253
Net transfers from Conexant	52,005	—	52,005

Balance at September 30, 2001	1,168,659	(13,644)	1,155,015
Net loss	(668,273)	—	(668,273)
Currency translation adjustment	—	(4,069)	(4,069)

Comprehensive loss			(672,342)
Purchase acquisitions	16,316	—	16,316
Net transfers from Conexant	221,334	—	221,334

Balance at September 30, 2002	738,036	(17,713)	720,323
Net loss (unaudited)	(620,532)	—	(620,532)
Currency translation adjustment (unaudited)	—	293	293

Comprehensive loss (unaudited)			(620,239)
Net transfers from Conexant (unaudited)	42,912	—	42,912

Balance at December 31, 2002 (unaudited)	$160,416	$(17,420)	$142,996

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Description of Business

      The Mindspeed Technologies business of Conexant Systems, Inc. (Mindspeed or the Company) designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. On March 24, 2003, Conexant Systems, Inc. (Conexant) announced its plan to proceed with the separation of the Mindspeed business from Conexant’s Broadband Communications business as an independent, publicly-traded company and approved in principle the distribution (the distribution) to its shareowners of all of the outstanding shares of common stock of Mindspeed Technologies, Inc. (Mindspeed Technologies).

      Mindspeed is comprised of Mindspeed Technologies, a wholly-owned subsidiary of Conexant, and certain assets (including additional wholly-owned subsidiaries of Conexant) and liabilities of Conexant related to Mindspeed. Mindspeed Technologies was incorporated in Delaware in July 2001 to facilitate the distribution. The authorized capital of Mindspeed Technologies consists of 1,000 shares of common stock, all of which are held by Conexant. Prior to the distribution, Mindspeed Technologies will increase its authorized capital to consist of a number of shares of preferred stock, no par value, and a number of shares of common stock, par value $.01 per share, sufficient to establish an appropriate capitalization for a public company, at which time Mindspeed will begin accumulating retained earnings. Also prior to the distribution, Conexant and Mindspeed Technologies will enter into a Distribution Agreement (the Distribution Agreement) and Conexant will transfer to Mindspeed Technologies Conexant-owned assets and liabilities related to Mindspeed, including certain subsidiaries of Conexant (Notes 3, 10 and 13). The accompanying consolidated financial statements report the assets, liabilities and operations that comprise Mindspeed.

      Prior to the distribution, Conexant will contribute cash to Mindspeed in an amount such that at the time of the distribution Mindspeed’s cash balance will be $100.0 million. In addition, Conexant will provide Mindspeed a $50.0 million senior secured revolving credit facility.

Basis of Presentation

      The consolidated financial statements of Mindspeed have been prepared in accordance with accounting principles generally accepted in the United States of America and include the assets, liabilities, operating results and cash flows of Mindspeed, including subsidiaries which will be contributed by Conexant, and have been prepared using Conexant’s historical bases in the assets and liabilities and the historical operating results of Mindspeed during each respective period. Management believes the assumptions underlying the consolidated financial statements are reasonable. However, the financial information included herein may not reflect the consolidated financial position, operating results, changes in shareholder’s net investment and cash flows of Mindspeed in the future or what they would have been had Mindspeed been a separate stand-alone entity during the periods presented. All accounts and transactions among Mindspeed’s entities have been eliminated in consolidation.

      Conexant uses a centralized approach to cash management and the financing of its operations. Cash deposits from Mindspeed are transferred to Conexant on a regular basis, and are netted against Conexant’s net investment. As a result, none of Conexant’s cash, cash equivalents or debt at the parent level have been allocated to Mindspeed in the consolidated financial statements. Cash and cash equivalents in the financial statements represents amounts held by Mindspeed’s foreign operations and at certain subsidiaries. Changes in Conexant’s net investment represent funding from Conexant for working capital, acquisition or capital expenditure requirements after giving effect to Mindspeed’s transfers to or from Conexant of its cash flows from operations.

      Historically, Conexant has provided capital for Mindspeed from its cash reserves, cash generated from operations and debt incurred at the parent level. The consolidated financial statements of Mindspeed do

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

not include an allocation of Conexant’s debt or the related interest expense. Therefore, the consolidated financial statements do not necessarily reflect the financial position and results of operations of Mindspeed had it been an independent company as of the dates, and for the periods, presented.

      The consolidated financial statements include allocations of certain Conexant expenses for research and development, legal, accounting, treasury, human resources, real estate, information technology, distribution, customer service, sales, marketing, engineering and other corporate services provided by Conexant including executive salaries and other costs (see Note 13). The expense allocations have been determined on bases that Conexant and Mindspeed considered to be reasonable reflections of the utilization of services provided or the benefit received by Mindspeed. As more fully described in Note 13, the allocation methods include specific identification, relative revenues or costs, or headcount. Management believes that the expenses allocated to Mindspeed are representative of the operating expenses it would have incurred had it been operated on a stand-alone basis. Following the distribution, Mindspeed will perform these functions using its own resources or purchased services, including services obtained from Conexant pursuant to a transition services agreement.

2.     Summary of Significant Accounting Policies

      Fiscal Periods — The Company maintains a fifty-two/fifty-three week fiscal year ending on the Friday closest to September 30. Fiscal years 2000, 2001 and 2002 each comprised 52 weeks and ended on September 29, September 28 and September 27, respectively. The first quarter of fiscal 2001 and 2002 ended on December 28 and December 27, respectively. For convenience, the accompanying consolidated financial statements have been shown as ending on the last day of the calendar month.

      Unaudited Interim Financial Information — The consolidated financial information, including notes thereto, as of December 31, 2002 and for the three months ended December 31, 2001 and 2002 is unaudited and, in the opinion of management, includes all adjustments, consisting of adjustments of a normal recurring nature, as well as the special charges and the cumulative effect of the change in accounting for goodwill, necessary to present fairly the financial position, results of operations and cash flows of Mindspeed. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for a full year.

      Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Among the significant estimates affecting the financial statements are those related to the allowance for doubtful accounts, inventories, long-lived assets, income taxes, restructuring costs and litigation. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ materially from those estimates.

      Revenue Recognition — Revenues from product sales are recognized upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under agreements allowing for a right to return unsold products. Recognition of revenue on all sales to these distributors is deferred until the products are sold by the distributors to a third party. A reserve for sales returns and allowances for other customers is recorded based on historical experience or specific identification of an event necessitating a reserve. Development revenue is recognized when services are performed and was not significant for any of the periods presented.

      Cash and Cash Equivalents — The Company considers all highly liquid investments with insignificant interest rate risk and original maturities of three months or less from the date of purchase to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Inventories — Inventories are stated at the lower of cost or market. Cost is computed using the average cost method on a currently adjusted standard basis (which approximates actual cost); market is based upon estimated net realizable value. The valuation of inventories at the lower of cost or market requires the use of estimates as to the amounts of current inventories that will be sold. These estimates are dependent on the Company’s assessment of current and expected orders from its customers, and orders generally are subject to cancellation with limited advance notice prior to shipment.

      Property, Plant and Equipment — Property, plant and equipment is stated at cost. Depreciation is based on estimated useful lives (principally 10 to 27 years for buildings and improvements; 3 to 5 years for machinery and equipment; and the shorter of the remaining terms of the leases or the estimated economic useful lives of the improvements for land and leasehold improvements). Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs are charged to expense.

      Goodwill and Intangible Assets — Goodwill and intangible assets result from business acquisitions. The Company accounts for business acquisitions by assigning the purchase price to tangible and intangible assets and liabilities, including purchased in-process research and development (IPRD) projects which have not yet reached technological feasibility and have no alternative future use. Assets acquired and liabilities assumed are recorded at their fair values; the excess of the purchase price over the net assets acquired is recorded as goodwill. The value of IPRD is immediately charged to expense upon completion of the acquisition. Goodwill acquired prior to June 30, 2001 was, through fiscal 2002, amortized on a straight-line basis over estimated lives of 5 years; patents, developed technology and other intangible assets are amortized on a straight-line basis over the estimated useful lives of 2 to 8 years.

      The Company adopted Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets,” as of the beginning of fiscal 2003. SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method and provides new criteria for recording intangible assets separately from goodwill. Upon adoption, the existing goodwill and intangible assets were evaluated against the new criteria, which resulted in certain intangible assets with a carrying value of $4.3 million being subsumed into goodwill. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and requires that goodwill and intangible assets that have indefinite useful lives no longer be amortized into results of operations, but instead be tested at least annually for impairment and written down when impaired. Upon adoption of SFAS 142, the Company ceased amortizing goodwill against its results of operations.

      During fiscal 2003, the Company completed the transition impairment test of its goodwill (as of the beginning of fiscal 2003) required by SFAS 142. Mindspeed consists of one reporting unit (as defined in SFAS 142) and for purposes of the impairment test, its fair value was determined considering both an income approach and a market approach. Management determined that the recorded value of goodwill exceeded its fair value (estimated to be zero) by $573.2 million. During the three months ended December 31, 2002, the Company recorded a $573.2 million charge — reflected in the accompanying statement of operations as the cumulative effect of a change in accounting principle — to write down the value of goodwill to estimated fair value.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table shows the Company’s net loss as if the non-amortization provisions of SFAS 142 had been in effect for all periods presented (in thousands):

				Three Months Ended
	Year Ended September 30,			December 31,

	2000	2001	2002	2001	2002

				(Unaudited)
Net loss, as reported	$(232,811)	$(496,393)	$(668,273)	$(137,300)	$(620,532)
Amortization of goodwill	106,341	242,005	251,166	64,253	—
Amortization of assembled workforce previously classified as an intangible asset	1,030	1,725	1,668	434	—

Net loss, as adjusted	$(125,440)	$(252,663)	$(415,439)	$(72,613)	$(620,532)

      Impairment of Long-Lived Assets — The Company continually monitors events or changes in circumstances that could indicate that the carrying amount of long-lived assets to be held and used, including intangible assets, may not be recoverable. The determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When impairment is indicated for a long-lived asset, the amount of impairment loss is the excess of net book value over fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. During fiscal 2001 and 2002 and the three months ended December 31, 2002, the Company recorded impairment charges as discussed in Notes 4 and 12. Also see Note 15.

      Foreign Currency Translation and Remeasurement — The Company’s foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency of the Company’s principal foreign subsidiaries is the local currency. Assets and liabilities denominated in foreign functional currencies are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates and income and expense items are translated at the average exchange rates prevailing during the period. The resulting foreign currency translation adjustments are accumulated as a component of other comprehensive income. For the remainder of the Company’s foreign subsidiaries, the functional currency is the U.S. dollar. Inventories, property, plant and equipment, cost of goods sold and depreciation for those operations are remeasured from foreign currencies into U.S. dollars at historical exchange rates; other accounts are translated at current exchange rates. Gains and losses resulting from those remeasurements are included in earnings. Gains and losses resulting from foreign currency transactions are recognized currently in earnings.

      Research and Development — Research and development costs, other than software development costs, are expensed as incurred. Development costs for software to be sold or marketed are capitalized following attainment of technological feasibility. No development costs that qualify for capitalization were incurred during any of the periods presented.

      Stock-Based Compensation — The Company accounts for employee stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related interpretations and has adopted the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

      Income Taxes — Historically, Mindspeed’s results of operations have been included in Conexant’s consolidated federal and state income tax returns. The provision for income taxes is calculated as if Mindspeed had filed separate tax returns as an independent company. The provision (benefit) for income taxes is determined in accordance with SFAS No. 109, “Accounting For Income Taxes.” Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. The balance of U.S. federal and state income taxes currently payable (or refundable) has been included in Conexant’s net investment in the accompanying balance sheets.

      Concentrations — Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, investments and trade accounts receivable. The Company invests its cash balances through high-credit quality financial institutions. The Company places its investments in investment-grade debt securities and limits its exposure to any one issuer. The Company’s trade accounts receivable primarily are derived from sales to manufacturers of network infrastructure equipment and electronic component distributors. Management believes that credit risks on trade accounts receivable are moderated by the diversity of the Company’s end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers’ financial condition and requires collateral, such as letters of credit and bank guarantees, whenever deemed necessary.

      The following individual customers accounted for 10% or more of net revenue:

				Three
				Months
	Year Ended			Ended
	September 30,			December 31,

	2000	2001	2002	2001	2002

				(Unaudited)
Customer A	17%	24%	16%	19%	21%
Customer B	15%	9%	1%	—	6%
Customer C	12%	—	3%	4%	3%
Customer D	12%	9%	6%	—	—
Customer E	11%	7%	3%	4%	—
Customer F	4%	11%	5%	9%	4%

      The following individual customers accounted for 10% or more of total accounts receivable:

	September 30,		December 31,
	2001	2002	2002

			(Unaudited)
Customer A	15%	24%	26%
Customer E	15%	—	—
Customer F	21%	20%	17%

      Supplemental Cash Flow Information — The Company paid no interest during fiscal years 2000, 2001 and 2002. Income taxes paid were $0.9 million during fiscal 2002; during fiscal 2000 and 2001 all income taxes were paid by Conexant.

      Comprehensive Loss — Accumulated other comprehensive loss at September 30, 2001 and 2002 and December 31, 2002 consists of foreign currency translation adjustments. Foreign currency translation adjustments are not presented net of any tax effect as the Company does not expect to incur any tax liability or benefit related thereto.

      Recent Accounting Standards — SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” supersedes previous guidance on financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. The Company adopted SFAS 144 as of the beginning of fiscal 2003, with no significant impact on its financial position or results of operations.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In August 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company must apply SFAS 146 prospectively to exit or disposal activities initiated after December 31, 2002. If the Company initiates exit or disposal activities after that date, SFAS 146 will affect the timing of the recognition of the related costs. Management does not expect the adoption of SFAS 146 to have a significant impact on the Company’s financial position.

      In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires increased financial statement disclosures by a guarantor about its obligations under certain guarantees it has issued. FIN 45 also requires that a guarantor recognize a liability for the fair value of a certain guarantees made after December 31, 2002. The Company adopted the disclosure provisions of FIN 45 in the first quarter of fiscal 2003, with no impact on its financial position or results of operations. The Company is currently evaluating the effect, if any, which the recognition provisions of FIN 45 will have on its financial position or results of operations.

      In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” The Company has no interests in variable interest entities and management does not expect the adoption of FIN 46 to have any impact on the Company’s financial position or results of operations.

      Reclassifications — Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	Acquisitions

      During fiscal 2000, Conexant completed six acquisitions related to Mindspeed. Conexant will contribute these businesses to Mindspeed prior to the distribution.

      In January 2000, Conexant acquired Microcosm Communications Limited (Microcosm), a fabless semiconductor company located in Bristol, England that develops and markets high-speed integrated circuits for fiber optic communications.

      In March 2000, Conexant acquired Maker Communications, Inc. (Maker), a fabless semiconductor company that develops and markets high-performance programmable network processors, software solutions and development tools.

      In June 2000, Conexant acquired HotRail, Inc. (HotRail), a fabless semiconductor company developing advanced, integrated complementary metal-oxide semiconductor (CMOS) technologies for high-speed switching, interconnect and scalable processing for networking systems.

      During fiscal 2000, Conexant also completed the acquisitions of Applied Telecom, Inc. (Applied Telecom), Novanet Semiconductor Ltd. (Novanet) and NetPlane Systems, Inc. (NetPlane), each engaged in the development and sale of semiconductors and related software products for communications applications.

      Each of the acquisitions was accounted for using the purchase method of accounting. Consideration for the acquisitions consisted of cash, shares of Conexant common stock or a combination of cash and stock and the fair value of outstanding stock options of the acquired companies converted into options to purchase shares of Conexant’s common stock.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fiscal 2000 acquisitions are summarized below (in thousands):

	Shares of
	Conexant						Identified
	Common Stock	Options		Total Value of			Intangible
	Issued	Converted	Cash Paid	Consideration	IPRD	Goodwill	Assets

Microcosm	7,012	1,022	$3,265	$153,227	$27,400	$86,478	$49,720
Maker	12,651	1,637	—	979,591	118,500	717,163	171,760
HotRail	6,518	1,337	—	355,677	26,100	284,674	55,540
Novanet	2,019	294	22,316	117,739	17,317	99,846	658
NetPlane	1,927	305	—	86,981	2,031	58,507	18,895
Applied Telecom	504	37	14,340	30,079	—	29,735	—

	30,631	4,632	$39,921	$1,723,294	$191,348	$1,276,403	$296,573

      The total value of the fiscal 2000 acquisitions includes additional consideration of $101.6 million paid by Conexant in fiscal 2002 and 2001 to the former owners of the acquired companies upon the achievement of certain performance and technology goals and the expiration of indemnity, escrow or holdback provisions of the related acquisition agreements. In fiscal 2001, Conexant paid additional consideration valued at $85.3 million, consisting of $17.6 million in cash, approximately 7.1 million shares of Conexant common stock and options to purchase 928,000 shares of Conexant common stock. In fiscal 2002, Conexant paid additional consideration valued at $16.3 million, consisting of $15.0 million in cash and approximately 95,000 shares of Conexant common stock. The value of the additional consideration increased the amounts of goodwill related to the acquired companies. No additional consideration is payable, or contingently payable, for any of the acquisitions.

      The value of the Conexant common stock issued for the fiscal 2000 acquisitions was based on market prices at the time of announcement of the acquisition or, in the case of the additional consideration, at the time of resolution of the contingency. The value of the options converted was determined using the Black-Scholes option pricing model, based upon their various exercise prices (which ranged from $1.00 to $44.32 per share of Conexant common stock), and remaining contractual lives (ranging from two to ten years) and the following additional assumptions: estimated volatility of 60%, risk-free interest rate of 5.9% to 6.0% and no dividend yield. The value of the consideration for each acquisition has been allocated among the assets and liabilities acquired, including identified intangible assets and IPRD, based upon estimated fair values. The excess of the value of the consideration over the net assets acquired is allocated to goodwill. The tangible assets of the businesses acquired in fiscal 2000 totaled $48.4 million, net of liabilities of $13.9 million.

      Identified intangible assets, principally consisting of developed technology, are being amortized over estimated lives of two to five years (principally five years). The goodwill balances related to each of the fiscal 2000 acquisitions were, through fiscal 2002, amortized over estimated lives of five years and were not deductible for income tax purposes.

      An aggregate of $13.1 million of the purchase consideration was allocated to deferred compensation. These amounts represent the fair value of Conexant common stock subject to repurchase agreements and, for acquisitions completed after the effective date of FIN 44, “Accounting for Certain Transactions Involving Stock Compensation,” the intrinsic value of unvested options assumed by Conexant. The deferred compensation is being recognized over the remaining vesting period of the common stock or options. A total of $8.6 million and $3.7 million of compensation expense was recognized during fiscal 2001 and 2002, respectively.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In connection with five of the fiscal 2000 acquisitions, an aggregate of $191.3 million was allocated to IPRD, and expensed immediately upon completion of the acquisitions (as a charge not deductible for tax purposes), because the technological feasibility of products under development had not been established and no future alternative uses existed. The fair value of the IPRD for each of the acquisitions was determined using the income approach. Under the income approach, expected future after-tax cash flows from each of the projects or product families (projects) under development are estimated and discounted to their net present value at an appropriate risk-adjusted rate of return. Each project was analyzed to determine the technological innovations included in the project; the existence and utilization of core technology; the complexity, cost and time to complete the remaining development efforts; the existence of any alternative future use or current technological feasibility; and the stage of completion in development. Future cash flows for each project were estimated based on forecasted revenues and costs, taking into account the expected life cycles of the products and the underlying technology, relevant market sizes and industry trends. While the acquired companies were development stage companies, or had limited operating histories, the forecasted revenues and costs were generally consistent with historical pricing, gross margins and expense levels, where applicable. Future cash flows from the significant acquired projects were expected to commence at various dates within six to eighteen months after acquisition.

      The projects were then classified as developed technology, IPRD or future development. The estimated future cash flows for each were discounted to approximate fair value. Discount rates, ranging from 20% to 35% for IPRD and from 17% to 28% for developed technology, were derived from a weighted average cost of capital analysis, adjusted upward to reflect additional risks inherent in the development process, including the probability of achieving technological success and market acceptance. The IPRD charge includes the fair value of the portion of IPRD completed as of the date of acquisition. The fair values assigned to IPRD to-be-completed and future development are included in goodwill. The Company is responsible for the amounts determined for IPRD, as well as developed technology, and believes the amounts are representative of fair values and do not exceed the amounts an independent party would pay for these projects. Failure to complete the IPRD projects and deliver new products to the market on a timely basis, or to achieve expected market acceptance or revenue and expense forecasts, could have a significant impact on the financial results and operations of the acquired businesses.

4.	Supplemental Financial Statement Data

Inventories

      Inventories consist of the following (in thousands):

	September 30,
			December 31,
	2001	2002	2002

			(Unaudited)
Work-in-process	$2,249	$2,820	$4,199
Finished goods	5,388	2,022	1,395

	$7,637	$4,842	$5,594

      Cost of goods sold for fiscal 2001 includes inventory write-downs of $83.5 million. These write-downs resulted from the sharply reduced end-customer demand for network infrastructure equipment experienced during fiscal 2001. As a result of these market conditions, the Company experienced a significant number of order cancellations and a decline in the volume of new orders beginning in the fiscal 2001 first quarter, and becoming more pronounced in the second quarter. The inventories written down in fiscal 2001 principally consisted of multiservice access processors and multi-megabit DSL transceivers.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company assesses the recoverability of inventories through an ongoing review of inventory levels in relation to sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand, the value of inventory that at the time of the review is not expected to be sold is written down. The amount of the write-down is the excess of historical cost over estimated realizable value (generally zero). Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory.

      The assessment of the recoverability of inventories, and the amounts of any write-downs, is based on currently available information and assumptions about future demand (generally over six months) and market conditions. Demand for the Company’s products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

      The Company may retain and make available for sale some or all of the inventories which have been written down. In the event that actual demand is higher than originally projected, the Company may be able to sell a portion of these inventories in the future. The Company generally scraps inventories which have been written-down and are identified as obsolete.

Property, Plant and Equipment

      Property, plant and equipment consists of the following (in thousands):

	September 30,
			December 31,
	2001	2002	2002

			(Unaudited)
Machinery and equipment	$114,498	$88,186	$87,499
Leasehold improvements	7,058	5,048	4,695
Construction in progress	881	500	2,088

	122,437	93,734	94,282
Accumulated depreciation and amortization	(51,352)	(50,880)	(54,103)

	$71,085	$42,854	$40,179

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill

      During fiscal 2003, the Company completed the transition impairment test required by SFAS 142 and recorded a charge of $573.2 million to write down the carrying value of goodwill to its estimated fair value. Goodwill was adjusted as follows (in thousands):

			Three Months
	Ended September 30,		Ended
			December 31,
	2001	2002	2002

			(Unaudited)
Goodwill at beginning of period	$1,061,581	$909,293	$568,900
Additional consideration for acquisitions	85,253	16,316	—
Assembled workforce reclassified to goodwill	—	—	4,284
Amortization	(242,005)	(251,166)	—
Impairments	—	(102,619)	—
Other adjustments	4,464	(2,924)	—
Cumulative effect of change in accounting for goodwill	—	—	(573,184)

Goodwill at end of period	$909,293	$568,900	$—

Intangible Assets

      Intangible assets consist of the following (in thousands):

	September 30, 2001		September 30, 2002		December 31, 2002

	Gross	Accumulated	Gross	Accumulated	Gross	Accumulated
	Asset	Amortization	Asset	Amortization	Asset	Amortization

					(Unaudited)
Developed technology	$282,063	$(95,024)	$269,583	$(143,906)	$270,345	$(157,244)
Customer base	29,556	(9,220)	27,060	(14,169)	27,232	(15,619)
Assembled workforce Trade names	11,557	(4,231)	9,599	(5,315)	—	—
Other intangible assets	9,967	(8,343)	10,235	(9,455)	10,538	(9,644)

	$333,143	$(116,818)	$316,477	$(172,845)	$308,115	$(182,507)

      Intangible assets are amortized over a weighted-average period of approximately five years for each major asset class. Amortization of intangible assets for fiscal years 2001 and 2002 and the three months ended December 31, 2002 was $63.0 million, $61.2 million and $14.2 million, respectively. Annual amortization expense is expected to be as follows (in thousands):

	2003	2004	2005

Amortization expense	$56,800	$56,800	$26,208

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Current Liabilities

      Other current liabilities consist of the following (in thousands):

	September 30,
			December 31,
	2001	2002	2002

			(Unaudited)
Restructuring	$697	$18,975	$17,696
Customer deposits	21,638	—	—
Contingent consideration on business acquisition	10,000	—	—
Other	5,064	3,881	3,792

	$37,399	$22,856	$21,488

5.	Income Taxes

      The components of the provision (benefit) for income taxes are as follows (in thousands):

	Year Ended September 30,

	2000	2001	2002

Current:
United States	$33,527	$—	$—
Foreign	4,340	311	437
State and local	3,616	102	262

Total current	41,483	413	699

Deferred:
United States	(6,104)	(45,619)	—
Foreign	(4,340)	(3,803)	—
State and local	(3,988)	2,498	—

Total deferred	(14,432)	(46,924)	—

	$27,051	$(46,511)	$699

      A reconciliation of income taxes computed at the U.S. federal statutory income tax rate to the provision (benefit) for income taxes follows (in thousands):

	Year Ended September 30,

	2000	2001	2002

U.S. federal statutory tax at 35%	$(72,016)	$(190,017)	$(233,651)
State taxes, net of federal effect	(241)	(10,038)	(9,649)
Foreign income taxes in excess of U.S.	19,130	11,212	38,129
Research and development credits	(6,680)	(7,595)	(7,698)
Nondeductible amortization of intangible assets	35,323	75,475	90,875
Nondeductible IPRD	51,321	—	—
Valuation allowance	—	73,544	122,038
Other	214	908	655

Provision (benefit) for income taxes	$27,051	$(46,511)	$699

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Loss before income taxes consists of the following components (in thousands):

	Year Ended September 30,

	2000	2001	2002

United States	$(151,104)	$(500,892)	$(559,882)
Foreign	(54,656)	(42,012)	(107,692)

	$(205,760)	$(542,904)	$(667,574)

      Deferred income tax assets and liabilities at fiscal year-ends consist of the tax effects of temporary differences related to the following (in thousands):

	September 30,

	2001	2002

Deferred tax assets:
Inventories	$45,335	$49,721
Deferred revenue	8,580	2,909
Accrued compensation and benefits	2,257	2,514
Product returns and allowances	1,515	1,469
Net operating losses	63,901	156,901
Research and development and investment credits	30,698	38,479
Other	2,117	7,229
Valuation allowance	(73,780)	(196,343)

Total deferred tax assets	80,623	62,879

Deferred tax liabilities:
Intangible assets	68,545	44,843
Property, plant and equipment	4,100	5,776
Deferred state taxes	6,327	9,450
Other	1,651	2,810

Total deferred tax liabilities	80,623	62,879

Net deferred tax assets	$—	$—

      Based upon the Company’s recent operating losses and expected future operating results, management determined that it is more likely than not that the deferred tax assets as of September 30, 2001 and 2002 will not be realized through the reduction of future income tax payments. Consequently, the Company has established a valuation allowance for its net deferred tax asset as of those dates. The net change in the valuation allowance for fiscal 2001 and 2002 was $73.8 million and $122.6 million, respectively.

      The deferred tax assets as of September 30, 2002 include a deferred tax asset of $761,000 representing net operating losses arising from the exercise of Conexant stock options by Mindspeed employees. To the extent the Company realizes any tax benefit for the net operating losses attributable to the stock option exercises, such amount would be credited directly to shareholder’s equity.

      The deferred tax assets and liabilities shown above are calculated as if Mindspeed had filed separate tax returns. Had Mindspeed filed separate tax returns as of September 30, 2002, the U.S. federal net operating loss carryforwards would have been approximately $406.3 million, which would expire at various dates through 2022, and aggregate state net operating loss carryforwards would have been approximately $243.4 million, which would expire at various dates through 2012. Mindspeed would also have had

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. federal and state research and development tax credit carryforwards of approximately $24.2 million and $11.1 million, respectively. The U.S. federal credits would expire at various dates through 2022, while the state credits would have no expiration date. Additionally, Mindspeed would have had California manufacturer’s investment credits of $3.2 million, which would expire at various dates through 2010. These tax attributes include certain amounts that will be retained by Conexant and will not be available to be utilized in the separate tax returns of Mindspeed subsequent to the distribution.

      Prior to the distribution, Mindspeed Technologies and Conexant will enter into a tax allocation agreement which will provide, among other things, for the allocation between Conexant and Mindspeed of certain tax liabilities relating to Mindspeed.

6.	Commitments

      Conexant leases certain facilities and equipment under non-cancelable operating leases. Land and facility leases expire at various dates through 2007 and contain various provisions for rental adjustments including, in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time. Rental expense allocated to Mindspeed was approximately $4.4 million, $12.7 million and $14.1 million during fiscal 2000, 2001 and 2002, respectively.

      Prior to the distribution, Mindspeed will assume certain leases held by Conexant and will sublease certain properties from Conexant. As of September 30, 2002, Mindspeed’s future minimum obligations under operating leases, including leases to be assumed from Conexant, are as follows (in thousands):

Fiscal Year

2003	$5,830
2004	4,980
2005	3,424
2006	1,949
2007	1,194
Thereafter	759

Total future minimum lease payments	$18,136

7.	Contingencies

      Various lawsuits, claims and proceedings have been or may be instituted or asserted against Conexant or Mindspeed, including those pertaining to product liability, intellectual property, environmental, safety and health, and employment matters. In connection with the distribution, Mindspeed will assume responsibility for all contingent liabilities and current and future litigation against Conexant or its subsidiaries to the extent such matters relate to Mindspeed.

      The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that a license will be granted. Injunctive relief could have a material adverse effect on the financial condition or results of operations of the Company. Based on its evaluation of matters which are pending or asserted, management of the Company believes the disposition of such matters will not have a material adverse effect on the financial condition or results of operations of the Company.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Guarantees

      The Company has made guarantees and indemnities, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with the distribution, the Company will generally assume responsibility for all contingent liabilities and then-current and future litigation against Conexant or its subsidiaries related to Mindspeed. The Company may also be responsible for certain federal income tax liabilities under the tax allocation agreement to be entered into between Mindspeed Technologies and Conexant prior to the distribution, which provides that the Company will be responsible for certain taxes imposed on Mindspeed, Conexant or Conexant shareholders. In connection with the sales of its products, the Company provides intellectual property indemnities to its customers. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease. The Company indemnifies its directors, officers, employees and agents to the maximum extent permitted under the laws of the State of Delaware. The duration of the guarantees and indemnities varies, and in many cases is indefinite. The guarantees and indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales. The majority of other guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets. Product warranty costs are not significant.

9.	Capital Stock

      Mindspeed Technologies was incorporated in Delaware in July 2001, and is a wholly-owned subsidiary of Conexant. The authorized capital of Mindspeed Technologies consists of 1,000 shares of common stock. Prior to the distribution, Mindspeed Technologies will increase its authorized capital to consist of a number of shares of preferred stock, no par value, and a number of shares of common stock, par value $.01 per share, sufficient to establish an appropriate capitalization for a public company.

10.	Stock Plans

Stock Options

      Conexant has stock option plans under which employees of Mindspeed have been granted options to purchase Conexant common stock. Stock options are generally granted at not less than the fair market value at grant date, generally vest over four years and expire eight or ten years after the grant date.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of stock options held by Mindspeed employees under Conexant’s stock option plans follows (shares in thousands):

	Year Ended September 30,						Three Months
							Ended
							December 31,
	2000		2001		2002		2002

		Weighted		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise	of	Exercise
	Shares	Price	Shares	Price	Shares	Price	Shares	Price

							(Unaudited)
Outstanding at beginning of period	6,431	$10.80	18,826	$35.03	28,149	$24.85	38,477	$3.78
Granted during period	11,023	52.64	11,586	12.26	9,374	12.41	4,745	1.79
Issued or assumed in connection with acquisitions	3,704	11.66	928	1.00	—	—	—	—
Adjustments for spin-off of Conexant’s former wireless communications business	—	—	—	—	14,246	—	—	—
Exercised	(1,849)	6.99	(593)	4.38	(637)	3.47	(193)	1.06
Cancelled	(483)	44.16	(2,598)	30.65	(12,655)	39.52	(1,737)	4.22

Outstanding at end of period	18,826	35.03	28,149	24.85	38,477	3.78	41,292	3.55

Exercisable at end of period	2,083	8.76	6,204	26.33	21,048	3.62	21,103	3.78

      The following table summarizes outstanding Conexant stock options held by Mindspeed employees at September 30, 2002 (shares in thousands):

	Outstanding			Exercisable

		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	of Shares	Life (Years)	Price	of Shares	Price

$0.24-$3.00	3,498	7.6	$1.47	2,711	$1.33
3.03-3.23	20,020	8.4	3.22	10,396	3.22
3.25-3.40	3,161	6.4	3.39	2,222	3.38
3.41-4.23	8,564	9.5	4.20	4,252	4.22
4.28-30.47	3,234	8.0	9.03	1,467	9.28

0.24-30.47	38,477	8.4	3.78	21,048	3.62

      In September 2001, Conexant commenced an offer to its employees to voluntarily exchange certain outstanding stock options. Under the terms of the offer, employees holding Conexant stock options having an exercise price equal to or greater than $25.00 per share could exchange their options for new options to purchase an equal number of shares of Conexant common stock (subject to adjustment in certain circumstances). Employees accepting the exchange offer were also required to exchange all options granted within six months of the exchange offer. Approximately 8.3 million options, with a weighted-average exercise price of $50.32 per share, were tendered by Mindspeed employees and on October 2, 2001 those options were accepted and cancelled by Conexant. In April 2002, Conexant granted new options to purchase an aggregate of 8.1 million shares of its common stock at an exercise price of $11.71 per share (based upon the closing market price of the Conexant’s common stock on the grant date), with vesting and other provisions substantially the same as the old options.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In connection with Conexant’s spin-off of its wireless communications business, each holder of a Conexant option, other than options granted to Mindspeed employees on March 30, 2001 and options held by persons in certain foreign locations (Mindspeed March 30 options), received an option to purchase a number of shares of Skyworks common stock, with adjustment to the numbers of shares and the exercise prices so that the aggregate intrinsic value of the options was equal to the intrinsic value of the Conexant option immediately prior to the spin-off and the ratio of the exercise price per share to the market value per share of each option was the same immediately before and after the spin-off. Mindspeed March 30 options remained exercisable only for shares of Conexant common stock, with appropriate adjustment to the number of shares and exercise prices thereof such that the aggregate intrinsic value of the options was equal to the intrinsic value of the option immediately prior to the spin-off and the ratio of the exercise price per share to the market value per share of each option was the same immediately before and after the spin-off. Such adjustments increased the number of Conexant options held by Mindspeed employees by an aggregate of 14.2 million shares. As a result of these adjustments, the replacement Conexant options granted in April 2002 with an exercise price of $11.71 per share have an exercise price of $4.23 per share and the Mindspeed March 30 options have an exercise price of $3.23 per share.

      At the time of the distribution, all outstanding options to purchase shares of Conexant common stock (including those held by Mindspeed employees) are expected to be adjusted to become Mindspeed stock options and Conexant stock options at the time of the distribution. The exercise prices of the Conexant options and Mindspeed options and the number of shares subject to such options will be adjusted using a formula that will ensure that (1) the aggregate intrinsic values of the options immediately before and after the distribution are the same, (2) the ratio of the exercise price per option to the market value per share is the same immediately before and after the distribution, and (3) the vesting provisions and option period of the replacement Mindspeed options are the same as the original vesting terms and option period of the Conexant options. As of December 31, 2002, an aggregate of 95.8 million options to purchase Conexant common stock were outstanding.

Restricted Stock

      Conexant’s long-term incentive plans also provide for awards of restricted shares of common stock and other stock-based incentive awards to officers and other employees and certain non-employees of Mindspeed. Restricted stock awards are subject to forfeiture if employment terminates during the prescribed retention period (generally within two years of the date of award) or, in certain cases, if prescribed performance criteria are not met. The fair value of restricted stock awards is charged to expense over the vesting period. In fiscal 2000, 2001 and 2002, Mindspeed recorded compensation expense of $0.9 million, $1.1 million and $0.7 million, respectively, for the value of restricted stock awards to Mindspeed employees.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Employee Stock Purchase Plan

      Conexant has an employee stock purchase plan which allows eligible employees to purchase shares of the Conexant common stock at specified intervals during a 24-month offering period at 85% of the lower of the fair market value on the first day of the 24-month offering period or on the purchase date. Under the employee stock purchase plan, employees may authorize Conexant to withhold up to 10% of their compensation for each pay period to purchase shares under the plan, subject to certain limitations. Offering periods generally commence on the first trading day of February and August of each year and are generally 24 months in duration, but may be terminated earlier under certain circumstances.

Accounting for Stock-Based Compensation

      As permitted under SFAS 123, Mindspeed has elected to follow APB 25 and related interpretations in accounting for awards of stock-based compensation to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

      Pro forma information, determined as if the Company had accounted for awards of stock-based compensation to its employees under the fair value method, is required by SFAS 123. Had compensation cost for stock option awards been determined based on the fair value at the grant date for awards, the Company’s pro forma net loss would have been the amounts indicated below (in thousands):

	2000	2001	2002

Pro forma net loss	$(312,539)	$(648,322)	$(795,115)

      For purposes of pro forma disclosures under SFAS 123, the estimated fair value of the options is assumed to be amortized to expense over the options’ vesting period. The fair value of the options granted has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2000	2001	2002

Risk-free interest rate	5.9%	3.8%	2.9%
Expected volatility	60%	85%	100%
Dividend yield	—	—	—
Expected life (years)	4.5	4.5	4.5
Weighted-average fair value of options granted	$28.29	$7.85	$8.96

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because options held by employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of these options.

11.	Employee Benefit Plans

      Conexant sponsors a 401(k) retirement savings plan and other benefit plans for its eligible employees. Expenses allocated from Conexant under these plans for Mindspeed participants were $3.2 million, $3.3 million and $3.1 million for fiscal 2000, 2001 and 2002, respectively.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Special Charges

      Special charges consist of the following (in thousands):

				Three Months
				Ended
	Year Ended September 30,			December 31,

	2000	2001	2002	2001	2002

				(Unaudited)
Asset impairments	$—	$1,436	$143,428	$—	$190
Restructuring charges	—	3,229	25,438	—	3,641
Separation costs	—	3,000	—	—	—

	$—	$7,665	$168,866	$—	$3,831

Asset Impairments

      During fiscal 2001, the Company recorded impairment charges of $1.4 million associated with assets it determined to abandon or scrap. The Company determined the amounts of the impairment charges by comparing the assets’ estimated fair values, less costs to sell, to their carrying values. The Company determined the estimated fair values, using all available information, based upon the proceeds expected to result from a disposition of the assets. Management believes the assumptions used in estimating the fair values were reasonable and the estimated fair values approximated the amounts that would be realized upon the ultimate disposition of the assets. The write-downs established a new cost basis for the impaired assets.

      During fiscal 2002, the Company performed a strategic review of its operations and initiated restructuring actions intended to focus its research and development spending on products for the network infrastructure market segments it believes offer the most attractive near-term growth prospects, such as its products for metro/access applications. The Company believes that the end markets for optical long-haul networks offer weaker recovery prospects, with slow adoption of new, higher speed networks. Management determined that this anticipated weak demand would adversely affect the potential return on continued investment in the Novanet business, which was engaged in the development of semiconductor products for high-speed SONET applications. In June 2002, the Company closed the Novanet design center in Israel, which represented substantially all of Novanet’s operations. Management also expected this weak demand would adversely affect NetPlane’s operating performance, and determined to divest the NetPlane business. NetPlane develops and sells networking protocol software and systems for control plane applications in network infrastructure equipment. The Company completed the sale of the assets of NetPlane in the second quarter of fiscal 2003 for net proceeds of $9.2 million.

      As a result of these decisions, in fiscal 2002 the Company recorded impairment charges of $114.1 million to write down the carrying value of certain long-lived assets associated with these operations. Substantially all of the $61.0 million impairment charge for Novanet was recorded to write down the carrying value of goodwill. The amount of the impairment charge was the excess of the carrying value of the goodwill over its fair value, which was estimated to be zero because the Company did not expect to realize any significant cash flows from Novanet. The principal components of the $53.1 million impairment charge for NetPlane included the balances of goodwill ($40.8 million) and identified intangible assets ($12.3 million). The amount of the impairment charge was the excess of the carrying value over fair value, which was estimated to be zero because we did not at that time expect to realize any significant cash flows from the disposition of NetPlane.

      Also during fiscal 2002, the Company recorded other asset impairment charges totaling $29.3 million. The impairment charges included $15.7 million to write off acquired technology that the Company

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

determined, at the time of the impairment, would not be used in the future. The remaining impairment charges were associated with property and equipment that the Company determined to abandon or scrap.

      During the first quarter of fiscal 2003, the Company recorded asset impairment charges totaling $0.2 million related to certain assets that it determined to abandon or scrap.

Restructuring Charges

      In fiscal 2001 and 2002, the Company implemented a number of cost reduction initiatives to more closely align its cost structure with the then-current business environment. The cost reduction initiatives included workforce reductions, significant reductions in capital spending, the consolidation of certain facilities and salary reductions for the senior management team until the Company returns to profitability. The costs and expenses associated with the restructuring activities are included in special charges in the accompanying consolidated statements of operations.

      2001 Global Restructuring Plan — During the second quarter of fiscal 2001, as part of a broad cost reduction initiated by Conexant, the Company announced certain expense reduction initiatives and a reduction in workforce which reduced its headcount by approximately 60 employees. These actions were intended to focus investment and resources in areas that best support the Company’s strategic growth drivers. The Company completed these restructuring actions in fiscal 2002. The charges for the workforce reduction aggregated $1.1 million and were based upon estimates of the cost of severance benefits for the affected employees. Activity and liability balances related to the 2001 global restructuring plan through December 31, 2002 are as follows (in thousands):

Workforce
Reductions

Charged to costs and expenses	$1,110
Cash payments	(1,014)

Restructuring balance, September 30, 2001	96
Cash payments	(35)

Restructuring balance, September 30, 2002	61
Expense reversal (unaudited)	(61)

Restructuring balance, December 31, 2002 (unaudited)	$—

      2001 Mindspeed Cost Reduction Plan — During the third quarter of fiscal 2001, the Company initiated a further cost reduction plan, which reduced its workforce by approximately 110 employees, and recorded charges aggregating $2.1 million. The charges were based upon estimates of the cost of severance benefits for the affected employees. The Company completed these actions in the fourth quarter of fiscal 2001. During the first quarter of fiscal 2003, the Company reversed $0.1 million of previously accrued costs upon the resolution of liabilities for severance benefits payable under the plan.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Activity and liability balances related to the 2001 Mindspeed cost reduction plan through December 31, 2002 are as follows (in thousands):

Workforce
Reductions

Charged to costs and expenses	$2,119
Cash payments	(1,518)

Restructuring balance, September 30, 2001	601
Cash payments	(455)

Restructuring balance, September 30, 2002	146
Expense reversal (unaudited)	(146)

Restructuring balance, December 31, 2002 (unaudited)	$—

      2002 Cost Reduction Plan — During fiscal 2002, the Company initiated additional actions to improve further its operating cost structure. Under this plan, the Company terminated approximately 110 employees and recorded charges aggregating $2.1 million. The charges were based upon estimates of the cost of severance benefits for the affected employees. In addition, the Company recorded restructuring charges of $0.2 million for costs associated with the consolidation of certain facilities.

      Activity and liability balances related to the 2002 cost reduction plan through December 31, 2002 are as follows (in thousands):

	Workforce	Facility
	Reductions	and Other	Total

Charged to costs and expenses	$2,097	$171	$2,268
Cash payments	(1,488)	(37)	(1,525)
Non-cash charges	(609)	—	(609)

Restructuring balance, September 30, 2002	—	134	134
Cash payments (unaudited)	—	(38)	(38)

Restructuring balance, December 31, 2002 (unaudited)	$—	$96	$96

      Mindspeed Strategic Restructuring Plan — During the third quarter of fiscal 2002, the Company announced a number of expense reduction and restructuring initiatives intended to reduce further its operating cost structure and focus its research and development spending on products for the network infrastructure market segments it believes offer the most attractive near-term growth prospects. These actions include the elimination of research and development spending in high-end optical networking applications, the closure of Novanet, the divestiture of NetPlane and a reduction of support services spending, in total reducing the Company’s workforce by over 400 employees. During fiscal 2002, the Company terminated approximately 280 of such employees and recorded charges aggregating $7.1 million. These charges were based upon estimates of the cost of severance benefits for the affected employees. These actions reduced the Company’s workforce throughout its operations. In addition, the Company recorded restructuring charges of $16.1 million for costs associated with the consolidation of certain facilities, including lease cancellation and related costs.

      During the first quarter of fiscal 2003, the Company implemented an additional workforce reduction affecting approximately 80 employees and closed its design center in Bristol, England. The Company recorded additional charges of $3.1 million for the workforce reductions, based upon estimates of the cost of severance benefits for the affected employees, and $0.8 million for commitments under license

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

obligations that the Company determined would not be used in the future. During the first quarter of fiscal 2003, the Company substantially completed these workforce reductions.

      Activity and liability balances related to the Mindspeed strategic restructuring plan through December 31, 2002 are as follows (in thousands):

	Workforce	Facility
	Reductions	and Other	Total

Charged to costs and expenses	$7,061	$16,109	$23,170
Cash payments	(2,419)	(1,211)	(3,630)
Non-cash charges	(552)	(354)	(906)

Restructuring balance, September 30, 2002	4,090	14,544	18,634
Charged to costs and expenses (unaudited)	3,056	792	3,848
Cash payments (unaudited)	(2,253)	(2,629)	(4,882)

Restructuring balance, December 31, 2002 (unaudited)	$4,893	$12,707	$17,600

      Through December 31, 2002, the Company paid an aggregate of $13.1 million in connection with its fiscal 2001 and 2002 restructuring plans and has a remaining accrued restructuring balance totaling $17.7 million. The Company expects to pay a majority of the amounts accrued for the workforce reductions during fiscal 2003 and expects to pay the obligations for the non-cancelable lease and other commitments over their respective terms, which principally expire through fiscal 2005. Cash payments to complete the restructuring actions will be funded from available cash reserves and funds from operations, and are not expected to significantly impact the Company’s liquidity.

Separation Costs

      Separation costs of approximately $3.0 million incurred in fiscal 2001 related to the initial efforts to separate Mindspeed from Conexant’s Broadband Communications business, which began in September 2000.

13.     Related Party Transactions

      Conexant uses a central approach to cash management and financing its operations. Accordingly, Conexant has provided funding for Mindspeed’s working capital and capital expenditure requirements. This funding consists of Conexant’s payment of expenses allocated to Mindspeed and payments made by Conexant on behalf of Mindspeed. This financing by Conexant has been in the form of equity capital advances in Mindspeed and there are no formal repayment or interest arrangements, nor any expectation of any such arrangements in the future. The equity capital advances have been presented separately as additions to Conexant’s net investment in the accompanying consolidated statements of Conexant’s net investment and comprehensive loss.

      Through the first quarter of fiscal 2001, Mindspeed’s operating costs and expenses included expenses allocated from Conexant for research and development, legal, accounting, treasury, human resources, real estate, information systems, distribution, customer service, sales, marketing, engineering, executive salaries and other corporate services provided by Conexant and other costs.

      In the second quarter of fiscal 2001, Mindspeed established separate corporate infrastructure to perform a majority of the services previously provided by Conexant, including separate procurement and accounting functions. For all periods subsequent to the first quarter of fiscal 2001, Mindspeed’s operating costs and expenses principally represent direct purchases by Mindspeed. Expenses allocated from Conexant include the cost of certain services which Conexant provides to Mindspeed, facility rent and, through

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

March 2002, allocations of costs associated with the underutilization of Conexant’s former manufacturing facilities. Payments for substantially all of Mindspeed’s purchases continue to be made by Conexant on behalf of Mindspeed.

      A summary of the accumulated net transfers from Conexant and the average balances outstanding are as follows (in thousands):

				Three Months Ended
	Year Ended September 30,			December 31,

	2000	2001	2002	2001	2002

				(Unaudited)
Balance at beginning of period	$212,768	$196,717	$248,722	$248,722	$470,056
Cash collected by Conexant on behalf of Mindspeed	(528,523)	(406,825)	(85,021)	(24,931)	(20,900)
Purchases from Conexant	98,800	57,537	1,922	934	25
Capital expenditures	15,639	36,631	8,171	1,665	1,598
Expenses allocated from Conexant	118,389	39,650	12,796	2,712	2,661
Amounts paid by Conexant on behalf of Mindspeed	279,644	325,012	283,466	85,623	59,528

Net transfers (to) from Conexant	(16,051)	52,005	221,334	66,003	42,912

Balance at end of period	$196,717	$248,722	$470,056	$314,725	$512,968

Average balance	$204,743	$222,720	$359,389	$281,724	$491,512

      Expenses allocated from Conexant included in the accompanying consolidated statements of operations are as follows (in thousands):

				Three Months Ended
	Year Ended September 30,			December 31,

	2000	2001	2002	2001	2002

				(Unaudited)
Cost of goods sold	$27,784	$9,346	$1,548	$332	$211
Research and development	31,522	10,926	6,557	1,398	1,311
Selling and marketing	32,102	9,452	129	41	6
General and administrative	26,981	9,926	4,562	941	1,133

	$118,389	$39,650	$12,796	$2,712	$2,661

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Operating costs and expenses for Mindspeed are allocated based upon specific identification to the extent possible; the remaining common costs are allocated on bases that management considered to be reasonable reflections of the utilization of services provided to or the benefit received by Mindspeed. A summary of the primary methods used to allocate common costs and expenses follows:

Cost of goods sold	• Percentage of specifically-identified cost of goods sold for Mindspeed to the total of specifically-identified cost of goods sold.
Research and development expenses and selling	• Detailed activity-based analyses.
and marketing expenses	• Percentage of specific spending for Mindspeed to the total spending for research and development and selling and marketing expenses, respectively.
• Pro rata manufacturing capacity utilization (through March 2002).
General and administrative expenses	• Percentage of all specifically-identified costs incurred by Mindspeed to the total of all specifically-identified costs incurred by Conexant for cost of goods sold, research and development and selling/ marketing expenses.

      Historically, Mindspeed has outsourced all of its product manufacturing to third parties including (through March 2002) Conexant. Products manufactured by Conexant for Mindspeed have been recorded in the consolidated financial statements at Conexant’s actual manufacturing cost. Under the transition services agreement, Conexant will continue to provide human resources, accounting, taxation and information technology services to Mindspeed at cost for up to one year after the distribution. To the extent Mindspeed uses these services thereafter, the pricing for such services is subject to negotiation.

      Prior to the distribution, Conexant and Mindspeed Technologies will enter into various agreements which will govern the distribution and various interim and ongoing relationships between Conexant and Mindspeed.

      Distribution Agreement — The Distribution Agreement between Conexant and Mindspeed Technologies will provide for, among other things, the principal corporate transactions required to effect the separation of Mindspeed from Conexant, the proposed distribution of Mindspeed Technologies common stock and certain other terms governing the relationship between Conexant and Mindspeed with respect to or in consequence of the distribution. The Distribution Agreement provides for the transfer from Conexant to Mindspeed Technologies of certain specifically identified assets and other assets used primarily or exclusively in Mindspeed. The Distribution Agreement also provides generally for the assumption by Mindspeed Technologies of all liabilities related to Mindspeed.

      Employee Matters Agreement — The employee matters agreement will allocate between Conexant and Mindspeed assets, liabilities and responsibilities relating to current and former employees of Conexant and Mindspeed and will govern certain aspects of the participation by those individuals in stock and other benefit plans of Conexant and Mindspeed following the distribution.

      Tax Allocation Agreement — Through the distribution date, the results of operations of Mindspeed have been and will be included in Conexant’s consolidated U.S. federal income tax returns. Prior to the distribution, Conexant and Mindspeed Technologies will enter into a tax allocation agreement which provides, among other things, for the allocation between Conexant and Mindspeed Technologies of federal, state, local and foreign tax liabilities relating to Mindspeed.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax allocation agreement also allocates the liability for any taxes that may arise in connection with the distribution. The tax allocation agreement generally provides that Conexant will be responsible for any such taxes. However, Mindspeed will be responsible for any taxes imposed on Mindspeed, Conexant or Conexant shareholders if either the distribution fails to qualify as a reorganization for U.S. federal income tax purposes or the distribution of Mindspeed Technologies common stock is disqualified as a tax-free transaction to Conexant for U.S. federal income tax purposes and such failure or disqualification is attributable to post-distribution transaction actions by Mindspeed, its subsidiaries or its shareholders.

      Transition Services Agreement — Under the transition services agreement to be entered into prior to the distribution, each of Mindspeed and Conexant will agree to provide certain services to the other. These services generally will be provided for up to one year after the distribution, unless the parties otherwise agree. The price for the services is expected to approximate the actual cost of the services.

      In addition, it is anticipated that prior to the distribution Conexant and Mindspeed Technologies will enter into an arrangement pursuant to which the Company will continue to occupy its headquarters located in Newport Beach, California at a cost that is expected to approximate its historic cost.

      Warrants — At the time of the distribution, the Company will issue to Conexant warrants to purchase shares of Mindspeed Technologies common stock representing approximately 20% of the shares of Mindspeed Technologies common stock that would be outstanding following exercise in full of the warrants. The warrants will be exercisable for a period of ten years after the distribution at a price per share equal to the fair market value of Mindspeed Technologies common stock at the time of the distribution. The Company will agree to register with the Securities and Exchange Commission the sale of the warrants and the underlying shares of Mindspeed Technologies common stock.

      Credit Facility — Prior to the distribution, the Company will enter into a senior secured revolving credit facility with Conexant, under which the Company may borrow up to $50 million for working capital and other general corporate purposes. The credit facility will be available for a term ending on December 31, 2006. The Company may borrow under the credit facility only to restore its cash balance to $25 million. Loans under the credit facility will accrue interest at the rate of 10 percent per annum, payable at maturity. In connection with borrowings under the credit facility, the Company will issue to Conexant warrants to purchase shares of Mindspeed Technologies common stock. The warrants will be exercisable for a period of ten years at a price per share equal to the fair market value of Mindspeed Technologies common stock at the time of issuance. The credit facility will contain customary conditions and covenants, including restrictions on payment of dividends, stock repurchases, consolidations, mergers, acquisitions, investments, capital expenditures, sales of assets, incurrence of indebtedness and creation of liens and encumbrances.

14.     Segment and Other Information

      Mindspeed operates a single business segment which designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. Revenues by geographic area are presented based upon the country of destination.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Revenues by geographic area are as follows (in thousands):

				Three Months Ended
	Year Ended September 30,			December 31,

	2000	2001	2002	2001	2002

				(Unaudited)
United States	$437,110	$190,501	$43,313	$8,633	$10,220
Other Americas	11,290	12,938	3,319	119	2,086

Total Americas	448,400	203,439	46,632	8,752	12,306
Hong Kong	25,046	33,616	4,080	1,315	1,211
Other Asia-Pacific	22,796	18,632	9,267	611	2,655

Total Asia-Pacific	47,842	52,248	13,347	1,926	3,866
Japan	27,293	12,903	5,460	1,408	1,208
Europe, Middle East and Africa	55,671	36,778	14,597	2,092	2,875

	$579,206	$305,368	$80,036	$14,178	$20,255

      No other foreign country represented 10% or more of net revenues for any of the periods presented.

      Long-lived assets consist of property, plant and equipment, goodwill and intangible assets, and other assets. Long-lived assets by geographic area are as follows (in thousands):

	September 30,
			December 31,
	2001	2002	2002

			(Unaudited)
United States	$1,032,662	$681,553	$145,280
Europe, Middle East and Africa	173,611	75,037	21,586
Other	567	529	529

	$1,206,840	$757,119	$167,395

15.     Subsequent Events

      In January 2003, the Company decided to close its HotRail design center and curtail investment in selected associated products. The Company will record a related impairment charge of approximately $19 million in the second quarter of fiscal 2003 to write down to estimated fair value the carrying value of the identified intangible assets, principally developed technology.

      On March 24, 2003, the Company announced a further restructuring plan, including a reduction in headcount bringing total headcount to approximately 625 employees, as well as other expense reduction actions. The Company expects to complete these restructuring actions before the end of the calendar year.

MINDSPEED TECHNOLOGIES BUSINESS OF CONEXANT SYSTEMS, INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at	Charged		Balance at
	Beginning	to Costs and		End of
Description	of Year	Expenses	Deductions(1)	Year

	(In thousands)
Year ended September 30, 2002:
Allowance for doubtful accounts	$4,030	$1,936	$(4,069)	$1,897
Reserve for sales returns and allowances	250	2,466	(2,075)	641
Allowance for excess and obsolete inventories	23,024	4,518	(351)	27,191

Year ended September 30, 2001:
Allowance for doubtful accounts	$1,366	$12,965	$(10,301)	$4,030
Reserve for sales returns and allowances	857	5,974	(6,581)	250
Allowance for excess and obsolete inventories	12,700	18,649 (2)	(8,325)	23,024

Year ended September 30, 2000:
Allowance for doubtful accounts	$835	$275	$256	$1,366
Reserve for sales returns and allowances	579	3,371	(3,093)	857
Allowance for excess and obsolete inventories	15,814	(1,256)	(1,858)	12,700

(1)	Deductions in the allowance for doubtful accounts reflect amounts written off.

(2)	Additions charged to costs and expenses in the allowance for excess and obsolete inventories in fiscal 2001 exclude inventory write-downs of $83.5 million relating to inventory that the Company expected to be unable to sell. During fiscal 2002, the Company sold $4.6 million of inventories previously written down to a zero cost basis and during fiscal 2002 and 2001, the Company scrapped $1.8 million and $4.0 million, respectively, of previously written-down inventories. As of September 30, 2002, the Company continued to hold inventories with an original cost of $73.1 million which were previously written down to a zero cost basis.

THE FOLLOWING AUDIT REPORT OF ARTHUR ANDERSEN LLP (“ARTHUR ANDERSEN”) IS A COPY OF THE ORIGINAL AUDIT REPORT DATED JANUARY 18, 2000, PREVIOUSLY ISSUED BY ARTHUR ANDERSEN IN CONNECTION WITH THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS OF MAKER COMMUNICATIONS, INC. THIS AUDIT REPORT HAS NOT BEEN RE-ISSUED BY ARTHUR ANDERSEN AS THEY HAVE CEASED OPERATIONS.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of

Maker Communications, Inc. and subsidiary:

We have audited the accompanying consolidated balance sheets of Maker Communications, Inc. (a Delaware corporation) and subsidiary as of December 31, 1998 and 1999 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Maker Communications, Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maker Communications, Inc. and subsidiary as of December 31, 1998 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Boston, Massachusetts

January 18, 2000

MAKER COMMUNICATIONS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 1998 and 1999

	1998	1999

	(In thousands, except
	share and per share
	amounts)
ASSETS
Current Assets:
Cash and cash equivalents	$13,615	$20,485
Marketable securities	—	24,640
Accounts receivable, net of reserve of $90 at December 31, 1998 and 1999	932	2,359
Inventory	296	610
Prepaid expenses and other current assets	106	883

Total current assets	14,949	48,977
Marketable Securities, noncurrent	—	12,000
Property and Equipment, net	952	1,793
Other Assets	56	123

Total assets	$15,957	$62,893

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Current portion of note payable to a bank	$308	$—
Accounts payable	412	733
Accrued expenses	1,820	2,416
Deferred revenue	181	324

Total current liabilities	2,721	3,473
Note Payable to a Bank, less current portion	642	—
Convertible Note Payable (Note 6)	500	—
Commitments and Contingencies (Note 9)
Redeemable Preferred Stock, at redemption value (Note 7)	23,440	—
Stockholders’ Equity (Deficit) (Note 8):
Preferred stock, $0.01 par value —
Authorized — 0 and 1,000,000 shares at December 31, 1998 and 1999, respectively
Issued and outstanding — No shares	—	—
Junior convertible preferred stock, $0.01 par value —
Authorized — 3,154,000 and 0 shares at December 31, 1998 and 1999, respectively
Issued and outstanding — 3,154,000 and 0 shares at December 31, 1998 and 1999, respectively	32	—
Common stock, $0.01 par value —
Authorized — 17,174,670 and 100,000,000 shares at December 31, 1998 and 1999, respectively
Issued and outstanding — 5,882,490 and 18,888,641 shares at December 31, 1998 and 1999, respectively	59	189
Additional paid-in capital	68	68,540
Accumulated deficit	(11,505)	(9,309)

Total stockholders’ equity (deficit)	(11,346)	59,420

Total liabilities, redeemable preferred stock and stockholders’ equity (deficit)	$15,957	$62,893

The accompanying notes are an integral part of these consolidated financial statements.

MAKER COMMUNICATIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 1997, 1998 and 1999

	1997	1998	1999

	(In thousands, except per share amounts)
Revenues:
Product	$1,231	$6,309	$13,454
Software and maintenance	543	1,385	2,230

Total revenues	1,774	7,694	15,684
Cost of Revenues	1,031	3,238	5,099

Gross profit	743	4,456	10,585
Operating Expenses:
Research and development	2,727	4,171	5,936
Selling and marketing	883	2,078	2,732
General and administrative	751	1,299	1,557
Litigation	462	1,118	—
Acquisition costs	—	—	200

Total operating expenses	4,823	8,666	10,425

Income (loss) from operations	(4,080)	(4,210)	160
Interest Income	212	538	2,195
Other Expenses, net	(33)	(82)	(68)

Income (loss) before income taxes	(3,901)	(3,754)	2,287
Provision for Income Taxes	—	—	91

Net income (loss)	$(3,901)	$(3,754)	$2,196

Net Income (Loss) per Share:
Basic	$(0.72)	$(0.66)	$0.16

Diluted	$(0.72)	$(0.66)	$0.12

Weighted Average Common Shares Outstanding:
Basic	5,383	5,647	14,039

Diluted	5,383	5,647	19,083

The accompanying notes are an integral part of these consolidated financial statements.

MAKER COMMUNICATIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 1997, 1998 and 1999

	Junior Convertible
	Preferred Stock		Common Stock
					Additional		Total
	Number	$0.01	Number	$0.01	Paid-In	Accumulated	Stockholders’
	of Shares	Par Value	of Shares	Par Value	Capital	Deficit	Equity (Deficit)

	(In thousands, except share and per share amounts)
Balance, December 31, 1996	3,154,000	$32	5,378,174	$54	$1	$(3,758)	$(3,671)
Offering costs related to the issuance of Class B redeemable convertible preferred stock	—	—	—	—	—	(62)	(62)
Conversion of note payable into common stock	—	—	20,866	—	—	—	—
Exercise of employee stock options	—	—	3,360	—	—	—	—
Net loss	—	—	—	—	—	(3,901)	(3,901)

Balance, December 31, 1997	3,154,000	32	5,402,400	54	1	(7,721)	(7,634)
Offering costs related to the issuance of Class C redeemable convertible preferred stock	—	—	—	—	—	(30)	(30)
Exercise of employee stock options	—	—	480,090	5	67	—	72
Net loss	—	—	—	—	—	(3,754)	(3,754)

Balance, December 31, 1998	3,154,000	32	5,882,490	59	68	(11,505)	(11,346)
Conversion of Class B redeemable convertible preferred stock into common stock	—	—	3,416,575	34	10,215	—	10,249
Conversion of Class C redeemable convertible preferred stock into common stock	—	—	1,137,858	11	4,995	—	5,006
Conversion of junior convertible preferred stock into common stock	(3,154,000)	(32)	3,154,000	32	—	—	—
Conversion of convertible note payable into common stock	—	—	125,000	1	499	—	500
Common stock issued during initial public offering and concurrent private placement	—	—	4,352,500	44	51,610	—	51,654
Exercise of employee stock options	—	—	828,618	8	1,153	—	1,161
Repurchase and cancellation of common stock	—	—	(8,400)	—	—	—	—
Net income	—	—	—	—	—	2,196	2,196

Balance, December 31, 1999	—	$—	18,888,641	$189	$68,540	$(9,309)	$59,420

The accompanying notes are an integral part of these consolidated financial statements.

MAKER COMMUNICATIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1997, 1998 and 1999

	1997	1998	1999

	(In thousands)
Cash Flows from Operating Activities:
Net income (loss)	$(3,901)	$(3,754)	$2,196
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities —
Depreciation and amortization	211	410	715
Issuance of convertible note payable in settlement of litigation	—	500	—
Changes in operating assets and liabilities —
Accounts receivable	(125)	(602)	(1,427)
Inventory	(96)	(146)	(314)
Prepaid expenses and other current assets	(229)	144	(777)
Accounts payable	119	209	321
Accrued expenses	445	1,276	596
Deferred revenue	(4)	127	143

Net cash provided by (used in) operating activities	(3,580)	(1,836)	1,453
Cash Flows from Investing Activities:
Purchase of marketable securities	—	—	(61,327)
Proceeds from sale or maturity of marketable securities	—	—	24,687
Purchase of property and equipment	(587)	(659)	(1,556)
Decrease (increase) in other assets	(93)	43	(67)

Net cash used in investing activities	(680)	(616)	(38,263)
Cash Flows from Financing Activities:
Borrowings under note payable to a bank	436	689	450
Payments on note payable to a bank	—	(174)	(1,400)
Net proceeds from initial public offering and concurrent private placement of common stock	—	—	51,654
Net proceeds from issuance of Class B redeemable convertible preferred stock	10,098	89	—
Net proceeds from issuance of Class C redeemable convertible preferred stock	—	4,526	450
Proceeds from exercise of stock options	—	72	1,161
Redemption of Class A redeemable preferred stock	—	—	(8,635)

Net cash provided by financing activities	10,534	5,202	43,680

Net increase in cash and cash equivalents	6,274	2,750	6,870
Cash and Cash Equivalents, beginning of year	4,591	10,865	13,615

Cash and Cash Equivalents, end of year	$10,865	$13,615	$20,485

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for interest	$129	$65	$42

Cash paid during the year for income taxes	$—	$4	$72

Supplemental Disclosure of Noncash Financing Activities:
Conversion of note payable into common stock and Class A redeemable preferred stock	$34	$—	$—

Conversion of note payable into common stock	$—	$—	$500

Conversion of junior convertible preferred stock into common stock	$—	$—	$32

Conversion of Class B redeemable convertible preferred stock into common stock	$—	$—	$10,249

Conversion of Class C redeemable convertible preferred stock into common stock	$—	$—	$5,006

The accompanying notes are an integral part of these consolidated financial statements.

MAKER COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

(1) Nature of Operations

      Maker Communications, Inc. (Maker), a Delaware corporation, was founded in 1994. Maker is a fabless semiconductor company that develops and markets high-performance programmable communications processors, development tools and application software for use in communications systems equipment. Maker sells its products to telecommunications and data networking vendors based primarily in North America.

      In 1998, Maker established a wholly owned subsidiary, Maker Communications Securities Corporation, which is a qualified Massachusetts securities corporation.

      On December 18, 1999, Maker entered into an Agreement and Plan of Merger with Conexant Systems, Inc. (Conexant), whereby Maker will be merged with and into Conexant. Holders of Maker common stock would receive 0.66 of a share of Conexant common stock for each share of Maker common stock. Consummation of the merger is subject to customary conditions to closing, including the approval of the stockholders of Maker and certain regulatory approvals. The merger will be accounted for as a “purchase” transaction for accounting and financial reporting purposes and is intended to qualify as a tax-free reorganization for federal income tax purposes. The merger is expected to close in March 2000.

(2) Significant Accounting Policies

      The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

  (a) Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of Maker and its wholly owned subsidiary. All significant intercompany balances have been eliminated in consolidation.

  (b) Initial Public Offering

      Maker completed its initial public offering (the Offering) of 3,852,500 shares of its common stock in May 1999, including 502,500 shares issued in connection with the exercise of the underwriters’ over-allotment option on the Offering date. These shares were offered to the public at $13 per share, which net of Offering expenses and the $0.91 per share underwriting discount, resulted in net proceeds of $45,609,000. In addition. Maker sold 500,000 shares of common stock in a concurrent private placement that was not underwritten at a price of $12.09 pen share, resulting in net proceeds of $6,045,000. Concurrent with the Offering, all of the Class A redeemable preferred stock was redeemed, resulting in cash payments totaling $8,635,000, and all Class B convertible preferred stock, Class C convertible preferred stock and junior convertible preferred stock were all converted into an aggregate of 7,708,433 shares of common stock on the date of the Offering. Proceeds from the Offering were used to repay bank debt of $1,243,000 in May 1999.

  (c) Revenue Recognition

      Revenue derived from the sale of processors is recognized upon shipment. Provisions are made at that time for any applicable warranty costs expected to be incurred. Revenue from software license agreements is recognized upon execution of a license agreement and delivery of the software, provided that the fee is fixed or determinable and deemed collectible by management. Revenue from software maintenance agreements is recognized ratably over the term of the maintenance period, which is typically one year. Amounts collected or billed prior to satisfying the above revenue recognition criteria are reflected as

MAKER COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

deferred revenue. Maker recognizes software revenue in accordance with the provisions of Statement of Position (SOP) No. 97-2, Software Revenue Recognition.

  (d) Net Income (Loss) per Share

      Basic net income (loss) per share is calculated using the weighted average number of common shares outstanding. Diluted net income (loss) per share is computed on the basis of the weighted average number of common shares outstanding and the effect of dilutive securities using the Treasury stock method. The following table sets forth the computation of basic and diluted net income (loss) per share, including a reconciliation of basic and diluted weighted average shares outstanding (in thousands, except per share amounts)

	Years Ended December 31,

	1997	1998	1999

Net income (loss)	$(3,901)	$(3,754)	$2,196

Basic weighted average common shares outstanding	5,383	5,647	14,039
Effect of dilutive securities:
Stock options	—	—	2,265
Convertible note	—	—	40
Convertible preferred stock	—	—	2,739

Diluted weighted average common shares outstanding	5,383	5,647	19,083

Basic net income (loss) per share	$(0.72)	$(0.66)	$0.16

Diluted net income (loss) per share	$(0.72)	$(0.66)	$0.12

      Options to purchase a weighted total of 492,000 and 1,503,000 common shares have been excluded from the computation of diluted weighted average shares outstanding for the years ended December 31, 1997 and 1998, respectively, since their effect is antidilutive, as Maker has recorded a net loss for those periods. For the year ended December 31, 1999, options to purchase a weighted total of 66,000 common shares were excluded from the computation of diluted weighted average shares outstanding because the exercise prices of such options were greater than the average fair market value of Maker’s common stock and, therefore, would be antidilutive.

  (e) Cost of Revenues

      Cost of revenues includes the cost of purchasing fully assembled, tested and packaged communications processors from Maker’s independent foundries, production related expenses, warranty, and quality assurance for those products, as well as costs of personnel associated with supporting Maker’s customers. Cost of revenues also includes software costs, consisting of the cost of media on which it is delivered, which amounts are not significant.

  (f) Cash Equivalents and Marketable Securities

      Maker classifies short-term, highly liquid investments with original maturity dates of 90 days or less as cash equivalents and all investments with original maturity dates greater than 90 days as marketable securities. Marketable securities with remaining maturities of less than one year as of the balance sheet date are classified as current.

      At December 31, 1999, all of Maker’s cash equivalents and marketable securities were in commercial paper, corporate bonds and government securities and were classified as held-to-maturity. Held-to-maturity

MAKER COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

securities represent those securities for which Maker has the intent and ability to hold to maturity and are stated at cost, adjusted for amortization of premiums and discounts.

      A summary of held-to-maturity securities at amortized cost, which approximates market value, by balance sheet caption is as follows (in thousands):

		Weighted		Weighted
	December 31,	Average	December 31,	Average
	1998	Maturity	1999	Maturity

Cash equivalents	$9,051	—	$14,452	—
Marketable securities, current	—	—	24,640	3 months
Marketable securities, noncurrent	—	—	12,000	18 months

Total held-to-maturity securities	$9,051		$51,092

  (g) Inventory

      Inventory, which consists of finished goods, is stated at the lower of cost (first-in, first-out) or market.

  (h) Property and Equipment

      Property and equipment are stated at cost, net of accumulated depreciation and amortization. Maker provides for depreciation and amortization using the straight-line method to allocate the cost of property and equipment over their estimated useful lives, as follows:

Estimated
Asset Classification	Useful Life

Computer equipment	3 years
Computer software	3 years
Leasehold improvements	Life of lease
Furniture and fixtures	5 years

      Property and equipment at December 31, 1998 and 1999 consisted of the following (in thousands):

	1998	1999

Computer equipment	$1,236	$2,207
Computer software	422	873
Leasehold improvements	48	139
Furniture and fixtures	53	96

	1,759	3,315
Less — Accumulated depreciation and amortization	807	1,522

	$952	$1,793

  (i) Software Development Costs

      In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, Maker has evaluated the establishment of technological feasibility of its various products during the development phase. Due to the dynamic changes in the market, Maker has concluded that it cannot determine technological feasibility until the development phase of the project is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short and, consequently, the amounts that could be capitalized are not material to Maker’s financial

MAKER COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

position or results of operations. Therefore, Maker charges all research and development expenses to operations in the period incurred.

  (j) Income Taxes

      Maker accounts for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. This statement requires Maker to recognize a current tax asset or liability for current taxes payable or refundable and to record a deferred tax asset or liability for the estimated future tax effects of temporary differences and carryforwards to the extent that they are realizable. A deferred tax provision or benefit results from the net change in deferred tax assets and liabilities during the year. A deferred tax valuation allowance is required if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

  (k) Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (l) Concentration of Credit Risk

      Maker has no significant off-balance-sheet concentrations of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. Financial instruments that potentially subject Maker to concentrations of credit risk are principally cash equivalents, marketable securities, accounts receivable, accounts payable, notes payable and redeemable preferred stock. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom Maker makes substantial sales. Maker performs periodic credit evaluations of its customers and generally does not require collateral. At December 31, 1998 and 1999, Maker had $90,000 in allowances for estimated losses.

      The following table summarizes the number of customers that individually comprise greater than 10% of the total accounts receivable and their aggregate percentage of Maker’s total accounts receivable.

		Percent of
		Total
	Number of	Accounts
	Customers	Receivable

December 31, 1998	3	58%
December 31, 1999	4	52%

  (m) Fair Value of Financial Instruments

      Financial instruments consist principally of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, notes payable and redeemable preferred stock. The estimated fair value of these instruments approximates their carrying value.

  (n) Stock-Based Compensation

      SFAS No. 123, Accounting for Stock-Based Compensation, requires the measurement of the fair value of stock options or warrants to be included in the consolidated statement of operations or disclosed in the notes to consolidated financial statements. Maker has determined that it will account for stock-based compensation for employees under the intrinsic-value-based method of Accounting Principles

MAKER COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and elect the disclosure-only alternative under SFAS No. 123.

  (o) Comprehensive Income

      In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income. Maker does not have any components of comprehensive income besides its reported net income (loss).

(3) Accrued Expenses

      Accrued expenses at December 31, 1998 and 1999 consisted of the following (in thousands):

	December 31,

	1998	1999

Payroll and related costs	$520	$937
Professional fees	156	345
Production costs	231	128
Other	913	1,006

	$1,820	$2,416

(4) Income Taxes

      As of December 31, 1999, Maker has net operating loss carryforwards of approximately $5,947,000 available to reduce future federal and state income taxes, if any. Maker also has available federal tax credits of approximately $492,000 expiring through 2011. If not utilized, these carryforwards expire at various dates through 2019. If substantial changes in Maker’s ownership should occur, as defined by Section 382 of the Internal Revenue Code (the Code), there could be annual limitations on the amount of carryforwards that can be realized in future periods. Maker has completed several financings since its inception and has incurred an ownership change as defined under the Code. Maker does not believe that this change in ownership will have a material impact on its ability to utilize its net operating loss and tax credit carryforwards.

      Net deferred tax assets consist of the following (in thousands):

	December 31,

	1998	1999

Net operating loss carryforwards	$3,507	$2,395
Nondeductible expenses and reserves	550	743

	4,057	3,138
Less — Valuation allowance	4,057	3,138

	$—	$—

      Due to the uncertainty surrounding Maker’s ability to utilize its net operating loss carryforwards, Maker has provided a full valuation allowance against its otherwise recognizable deferred tax asset at December 31, 1998 and 1999. For the year ended December 31, 1999, Maker recorded a provision for income taxes currently payable in the amount of $91,000 for minimum federal and state tax liabilities.

MAKER COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5) Notes Payable to a Bank

  (a) Working Capital Line of Credit

      Maker has a working capital line of credit with a bank, whereby it can borrow up to $2,500,000. Borrowings bear interest at the bank’s prime rate (8.5% at December 31, 1999) plus 0.25%. The line of credit is collateralized by substantially all assets of Maker. The line of credit expires in February 2000. Maker had no borrowings under the working capital line of credit as of December 31, 1998 and 1999.

  (b) Capital Expenditure Line of Credit

      Maker had borrowings under a modified equipment line-of-credit facility with the same bank. Borrowings were payable over a 30- to 39-month period and bore interest at the bank’s prime rate (8.5% at December 31, 1999) plus 0.25% to prime plus 1.0%. In 1999, Maker borrowed an additional $450,000 under its existing equipment line-of-credit facility. On February 3, 1999, Maker entered into a loan modification agreement with the bank that provided Maker with an additional $1,000,000 of borrowing availability under its capital expenditure line of credit. As of December 31, 1999, Maker had $1,000,000 available under the modified equipment line of credit. All borrowings under the equipment line of credit were collateralized by substantially all assets of Maker. Under these agreements, Maker is required to comply with certain restrictive covenants. As of December 31, 1998 and 1999, Maker was in compliance with all such covenants. In connection with Maker’s initial public offering in May 1999, all outstanding amounts under its capital expenditure line of credit were repaid and Maker had no borrowings under this line as of December 31, 1999.

(6) Convertible Note Payable

      In July 1998, Maker issued a $500,000 convertible note payable to LSI Logic Corporation (LSI), which accrued interest at an annual rate of 6.5%. All principal and interest was due on June 30, 2001. Upon the occurrence of certain events, LSI had the ability to convert the principal of the note into fully paid and nonassessable shares of common stock of Maker at the lesser of $4.00 per share, subject to certain dilutive events, as defined, or the subsequent sale price per share of common stock issued by Maker in which the aggregate gross proceeds received by Maker is at least $1,000,000. In April 1999, LSI notified Maker of its intention to convert the note to 125,000 shares of Maker’s common stock, which occurred prior to the closing of Maker’s initial public offering.

(7) Redeemable Preferred Stock

  (a) Class A Redeemable Preferred Stock

      In September 1996, Maker authorized the issuance of up to 5,380,000 shares of Class A redeemable preferred stock, $0.01 par value and issued 5,359,134 shares at $1.605 per share resulting in net proceeds of approximately $8,537,000. In October 1997, Maker issued an additional 20,866 shares of Class A redeemable preferred stock at $1.605 per share in exchange for the conversion of a note payable to a stockholder in the amount of approximately $34,000. These shares were nonvoting, nonconvertible and had dividend rights superior to junior convertible preferred stock, Class B redeemable convertible preferred stock, Class C redeemable convertible preferred stock and common stock. The Class A redeemable preferred stock had a liquidation preference of $1.605 per share plus all declared but unpaid dividends. In May 1999, in connection with Maker’s initial public offering, the Class A redeemable preferred stock was redeemed for approximately $8,635,000.

MAKER COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  (b) Class B Redeemable Convertible Preferred Stock

      In October 1997, Maker authorized the issuance of up to 3,416,670 shares of Class B redeemable convertible preferred stock, $0.01 par value, and issued 3,386,675 shares at $3.00 per share, resulting in net proceeds of approximately $10,098,000. In July 1998, Maker issued an additional 29,000 shares, resulting in net proceeds of approximately $89,000. These shares were convertible into common stock at the rate of one share of common stock for each share of preferred stock, adjustable for certain dilutive events. These shares had dividend rights superior to junior convertible preferred stock and common stock and similar to the Class C redeemable convertible preferred stock. The Class B redeemable convertible preferred stock had a liquidation preference of $3.00 per share plus all declared but unpaid dividends. Conversion was automatic upon the closing of Maker’s initial public offering of common stock, which occurred in May 1999. All outstanding shares of Class B redeemable convertible preferred stock were converted into 3,416,575 shares of common stock.

  (c) Class C Redeemable Convertible Preferred Stock

      In December 1998, Maker authorized the issuance of up to 1,138,000 shares of Class C redeemable convertible preferred stock and issued 1,035,586 shares at $4.40 per share resulting in net proceeds of approximately $4,526,000. In January 1999, Maker sold an additional 102,272 shares of Class C redeemable convertible preferred stock at $4.40 per share, resulting in net proceeds to Maker of approximately $450,000. These shares were convertible into common stock at the rate of one share of common stock for each share of preferred stock, adjustable for certain dilutive events. These shares had dividend rights superior to junior convertible preferred stock and common stock and similar to Class B redeemable convertible preferred stock. The Class C redeemable convertible preferred stock had a liquidation preference of $4.40 per share plus all declared but unpaid dividends. Conversion was automatic upon the closing of Maker’s initial public offering of common stock in May 1999. All outstanding shares of Class C redeemable convertible preferred stock were converted into 1,137,858 shares of common stock.

(8) Stockholders’ Equity (Deficit)

  (a) Junior Convertible Preferred Stock

      The junior convertible preferred stock was subordinate to Class A redeemable preferred stock and Class B convertible preferred stock and Class C convertible preferred stock and superior to common stock with regard to liquidation. Junior convertible preferred stock was optionally redeemable by Maker at a price of $0.005 per share subsequent to the redemption of the Class A redeemable preferred stock. Each share of junior convertible preferred stock could, at the option of the holder, be converted to one share of common stock, as adjusted for certain events. Voting rights were provided to junior convertible preferred stock in proportion to the number of shares of common stock that would be received upon conversion.

      Conversion occurred automatically upon the completion of Maker’s initial public offering. All outstanding shares of junior convertible preferred stock were converted into 3,154,000 shares of common stock.

  (b) Stock Plans

     1996 Option Plan

      During 1996, the board of directors approved the 1996 Stock Option Plan (the 1996 Plan). The board of directors has reserved 3,876,000 shares of common stock for issuance under the 1996 Plan. Options issued under the 1996 Plan may be either incentive stock options or nonqualified stock options at the discretion of the board of directors. Options may be granted to key employees, officers, consultants and advisers of Maker. Options expire up to 10 years from the date of grant or as determined by the board of

MAKER COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

directors. Options vest over a term to be established by the board of directors at the date of grant. Under the 1996 Plan, at the option of the board of directors, certain option grants may be immediately exercisable but are subject to a right to repurchase at cost at the option of the board of directors, pursuant to the vesting schedule of such grant. In addition, upon a change in control of Maker, as defined, the exercisability of options due to vest during the following 12-month period are automatically accelerated. Upon the effectiveness of Maker’s 1999 Incentive Stock Plan, no further options were granted under the 1996 Plan.

     1999 Incentive Stock Plan

      In April 1999, the board of directors approved the 1999 Incentive Stock Plan (1999 Plan) permitting the grant of stock options, which may be either incentive stock or nonqualified options and stock awards. This plan became effective upon the closing of Maker’s initial public offering in May 1999. The maximum number of shares of Maker’s common stock available for stock options and stock awards granted under the 1999 Plan is 2,600,000 plus annual cumulative increases on each January 1, beginning in 2000 equal to (a) 5% of Maker’s issued and outstanding common stock calculated on a fully diluted basis or (b) a lesser amount, as determined by the board of directors.

      Options designated as incentive stock options may be granted only to employees of Maker. Non-qualified options may be granted to any officer, employee, consultant or director of Maker. No option designated as an incentive stock option shall be granted to any employee of Maker or any subsidiary if such employee owns, immediately prior to the grant of an option, stock representing more than 10% of the combined voting power of all classes of stock of Maker, unless the purchase price for the stock under such option is at least 110% of its fair market value at the time the option is granted and the option, by its terms, is not exercisable more than five years from the date it is granted.

      The maximum number of shares of Maker’s common stock with respect to which an option or options may be granted to any employee in any calendar year shall not exceed 500,000 shares, taking into account shares subject to options granted and terminated, or repriced, during such calendar year. Options granted under the 1999 Incentive Plan will vest as determined by the board of directors. Upon a change in control of Maker, the exercisability of options due to vest during the 12-month period following the change in control are automatically accelerated.

     1999 Non-Employee Director Plan

      In January 1999, the board of directors adopted a Director Option Plan (Director Plan) pursuant to which 125,000 shares of common stock have been reserved for future issuance, plus annual increases such that the total number of shares subject to issuance shall be (i) 125,000 on January 1 of each year or (ii) a lesser amount determined by the board of directors. The Director Plan provides that each nonemployee director will automatically be granted an option to purchase 20,000 shares on the date which such person first becomes a nonemployee director. In addition, each nonemployee director will automatically be granted an option to purchase 15,000 shares on the date two days after Maker announces its fiscal year-end earnings of each year, if on such date that director will have served on the board of directors for at least the preceding six months. Each option has a term of up to 10 years and vests over a term determined by the board of directors at the time of grant. In addition, upon a change in control of Maker, as defined, all unvested options shall vest immediately.

     1999 Employee Stock Purchase Plan

      In April 1999, the board of directors approved the Maker 1999 Employee Stock Purchase Plan (the Stock Purchase Plan). This plan became effective upon the closing of Maker’s initial public offering. The Stock Purchase Plan is intended to provide a means whereby eligible employees may purchase, on a

MAKER COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

quarterly basis, common stock of Maker through payroll deductions. Such payroll deductions cannot amount to less than 1% nor more than 10% of the participant’s regular compensation and cannot exceed $25,000 or 3,000 shares per year. The purchase price of shares of Maker common stock under the Stock Purchase Plan is the lower of 85% of the fair market value of a share of common stock for the first business day of the relevant purchase period or 85% of such value for the relevant exercise date. 400,000 shares of Maker common stock have been reserved for issuance under the Stock Purchase Plan. During 1999, no shares were issued under Maker’s Stock Purchase Plan. Maker will account for the Stock Purchase Plan in accordance with APB No. 25 and, accordingly, no compensation cost will be recognized under the Stock Purchase Plan. Maker will elect the “disclosure only” alternative under SFAS No. 123.

      The following table summarizes option activity under the stock plans:

			Weighted
			Average
	Number of		Exercise
	Shares	Exercise Price	Price

Outstanding, December 31,1996	812,950	$.05 – $ .16	$.08
Granted	1,163,100	.16 – .30	.17
Exercised	(3,360)	.05	.05
Canceled	(44,620)	.05 – .16	.09

Outstanding, December 31, 1997	1,928,070	.05 – .30	.13
Granted	1,782,250	.30 – 3.75	2.03
Exercised	(480,090)	.05 – 1.00	.15
Canceled	(611,980)	.05 – .30	.16

Outstanding, December 31, 1998	2,618,250	.05 – 3.75	1.42
Granted	1,060,250	4.40 – 29.25	16.82
Exercised	(828,618)	.05 – 8.50	1.40
Canceled	(188,700)	.16 – 3.75	1.31

Outstanding, December 31, 1999	2,661,182	$.05 – $29.25	$7.57

Exercisable, December 31, 1999	379,255	$.05 – $ 8.50	$1.33

Exercisable, December 31, 1998	263,530	$.05 – $ 3.75	$0.16

Exercisable, December 31, 1997	264,530	$.05 – $ .16	$.07

MAKER COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information relating to currently outstanding and exercisable options as of December 31, 1999.

	Outstanding
				Exercisable
		Weighted Average
Range of	Number of	Remaining Contractual	Weighted Average	Number of	Weighted Average
Exercise Prices	Shares	Life (Years)	Exercise Price	Shares	Exercise Price

$0.05	223,240	6.79	$0.05	117,360	$0.05
0.16	133,092	7.30	0.16	43,592	0.16
0.30	347,925	8.20	0.30	73,765	0.30
0.75	235,000	8.47	0.75	60,000	0.75
2.00 – 2.75	471,300	8.71	2.73	11,800	2.51
3.75 – 4.40	305,750	8.94	3.95	52,550	4.24
8.50 – 9.50	243,625	5.59	8.95	20,188	8.50
13.00 – 18.31	55,000	5.56	15.41	—	—
19.72 – 29.25	646,250	6.27	22.12	—	—

	2,661,182			379,255

      For purposes of the pro forma disclosures required by SFAS No. 123, the fair value of each option grant under Maker’s stock option plans and the fair value of employee purchase rights under Maker’s Stock Purchase Plan were estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used and the weighted average information for the years ended December 31, 1997, 1998 and 1999 are as follows:

				Stock
	Stock Option Plans			Purchase
				Plan
	1997	1998	1999	1999

Risk-free interest rates	5.89 – 6.46%	4.47 – 5.49%	4.90 – 6.04%	6.02%
Expected dividend yield	—	—	—	—
Expected life	4 years	4 years	4 years	.25 years
Expected volatility	60%	60%	60%	60%
Weighted average fair value of options granted	$.09	$1.02	$8.71	$6.05
Weighted-average remaining contractual life of options outstanding	9.27 years	9.13 years	7.47 years	—

MAKER COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Had compensation expense from Maker’s stock option plans and Stock Purchase Plan been determined consistent with SFAS No. 123, net income (loss) and net income (loss) per share would have been approximately as follows:

	December 31,

	1997	1998	1999

	(in thousands, except per share data)
Net income (loss):
As reported	$(3,901)	$(3,754)	$2,196
Pro forma	(3,929)	(3,967)	672
Net income (loss) per share:
Basic —
As reported	$(0.72)	$(0.66)	$0.16
Pro forma	(0.73)	(0.70)	0.05
Diluted —
As reported	$(0.72)	$(0.66)	$0.12
Pro forma	(0.73)	(0.70)	0.04

(9) Commitments and Contingencies

  (a) Litigation

      In February 1997, LSI filed a lawsuit against Maker. During July 1998, Maker and LSI reached a settlement agreement under which Maker paid LSI a lump sum of $200,000 and issued a $500,000 convertible note, as discussed in Note 6. Maker has included in a separate line item in its consolidated statement of operations the legal and settlement costs associated which the LSI litigation. Maker is not currently involved in any litigation that, in management’s opinion, would have a material adverse effect on its business, operating results or financial condition.

  (b) Leases

      Maker has operating leases for various facilities and equipment expiring at various dates through February 2005. In November 1999, Maker entered into a new facilities lease, whereby it issued to the lessor a letter of credit in the amount of $267,000 as a security deposit. Future minimum lease payments under the operating leases at December 31, 1999 are as follows (in thousands):

2000	$871
2001	856
2002	870
2003	888
2004	888
2005	148

$4,521

      Rent expense under operating leases totaled approximately $200,000, $278,000, and $381,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

MAKER COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(10) Employee Benefit Plan

      Maker has a 401(k) savings and profit-sharing plan (the Plan). All employees are immediately eligible to participate upon the attainment of age 21. The Plan is intended to qualify as a defined contribution plan in accordance with Section 401(k) of the Internal Revenue Code. Participants may defer up to 15% of their compensation under the Plan. Maker may make discretionary profit-sharing contributions to the Plan. Participants vest in Maker’s contributions ratably over five years. No discretionary contributions were made in 1997, 1998 or 1999.

(11) Segment, Significant Customer and Supplier Information

      Maker operates in one industry segment, communications processors, and derives substantially all of its revenues from U.S. customers. Maker had a total of three customers whose revenue represented a significant percentage of total revenue in certain or all years, as follows:

	For the Years Ended
	December 31,

	1997	1998	1999

Customer A	32%	29%	30%
Customer B	23	16	14
Customer C	—	13	—
Customer D	—	—	10

      Maker currently outsources substantially all manufacturing, assembly and test of communications processors to one outside foundry.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

HotRail, Inc.:

      We have audited the accompanying balance sheet of HotRail, Inc. (a development stage company) (the “Company”) as of June 29, 2000, and the related statements of operations, shareholders’ equity (deficiency) and cash flows for the period July 1, 1999 through June 29, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statements of shareholder’s equity for the years ended June 30, 1999 and 1998 have been audited by other auditors whose report, dated November 3, 1999, expressed an unqualified opinion on those statements and contains an explanatory paragraph relating to HotRail, Inc.’s ability to continue as a going concern.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, such financial statements present fairly, in all material respects, the financial position of HotRail, Inc. at June 29, 2000, and the results of its operations and its cash flows for the period July 1, 1999 through June 29, 2000 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Costa Mesa, California

November 9, 2000

HOTRAIL, INC.

(a development stage company)

BALANCE SHEET

As of June 29, 2000

Assets
Current Assets:
Cash and cash equivalents	$7,436,000
Prepaid expenses	58,000
Other current assets	198,000

Total current assets	7,692,000
Property and Equipment, net	1,971,000
Other Assets	14,000

$9,677,000

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$360,000
Accrued and other current liabilities	778,000
Conexant transaction costs payable	6,003,000
Notes payable, current	666,000
Capital lease obligations, current	332,000

Total current liabilities	8,139,000
Notes Payable	164,000
Capital Lease Obligations	575,000

Total liabilities	8,878,000

Commitments (Note 5)
Shareholders’ Equity:
Series A convertible preferred stock, no par value, liquidation preference $1.00 per share; 7,465,887 shares authorized, 7,200,887 shares issued and outstanding	7,094,000
Series B convertible preferred stock, no par value, liquidation preference $1.31 per share; 11,800,000 shares authorized, 11,800,000 shares issued and outstanding	15,407,000
Series C convertible preferred stock, no par value, liquidation preference $2.20 per share; 6,000,000 shares authorized, 5,454,545 shares issued and outstanding	11,947,000
Common stock, no par value; 60,000,000 shares authorized, 7,000,453 shares issued and outstanding	626,000
Paid-in capital	502,000
Deficit accumulated during the development stage	(34,777,000)

Total shareholders’ equity	799,000

$9,677,000

See accompanying notes to financial statements.

HOTRAIL, INC.

(a development stage company)

STATEMENTS OF OPERATIONS

For the Period July 1, 1999 through June 29, 2000 and
Cumulative from August 16, 1993 (inception) through
June 29, 2000 (unaudited)

		Cumulative
		from
		August 16,
		1993
		(inception)
		through
	Period ended	June 29,
	June 29,	2000
	2000	(Unaudited)

Net Revenues	$—	$1,644,000
Cost of Net Revenues		978,000

Gross Profit		666,000
Operating Expenses:
Research and development	10,412,000	21,569,000
General and administrative	3,086,000	6,656,000
Legal and other costs associated with acquisition by Conexant	6,003,000	6,003,000

Total operating expenses	19,501,000	34,228,000

Loss from Operations	(19,501,000)	(33,562,000)
Write Down of Fixed Assets	(1,091,000)	(1,091,000)
Interest Expense, net	(40,000)	(124,000)

Net Loss	$(20,632,000)	$(34,777,000)

See accompanying notes to financial statements.

HOTRAIL, INC.

(a development stage company)

STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

For the Period July 1, 1999 through June 29, 2000 and
Cumulative from August 16, 1993 (inception) through
June 29, 2000 (unaudited)

	Convertible preferred stock
													Deficit
													accumulated
	Series A			Series B			Series C			Common stock			during the	Shareholders’
												Paid-in	development	equity
	Shares	Amount		Shares	Amount		Shares	Amount		Shares	Amount	capital	stage	(deficiency)

Issuance of common stock to founders at $0.003 per share in September 1993 (unaudited)		$			$			$		3,013,435	$10,000	$	$	$10,000
Issuance of common stock at $0.083 per share in September 1994 (unaudited)										602,687	50,000			50,000
Issuance of common stock at $0.138 per share in January 1995 (unaudited)										361,612	50,000			50,000
Issuance of common stock at an average price of $0.021 per share, net of issuance costs of $19,000 in April 1997 (unaudited)										910,057
Compensation resulting from stock issuances (unaudited)											56,000			56,000
Net loss, inception through June 30, 1997 (unaudited)													(163,000)	(163,000)

Balances, June 30, 1997										4,887,791	166,000		(163,000)	3,000
Issuance of common stock at $0.099 per share in September 1997										1,606,535	159,000			159,000
Issuance of warrants for preferred stock in March 1998											118,000			118,000
Net loss													(3,642,000)	(3,642,000)

Balances, June 30, 1998										6,494,326	443,000		(3,805,000)	(3,362,000)
Issuance of warrants for preferred stock in April through June 1999											19,000			19,000
Compensation related to stock options											11,000			11,000
Net loss													(10,340,000)	(10,340,000)

Balances, June 30, 1999										6,494,326	473,000		(14,145,000)	(13,672,000)
Reclassification of Series A convertible preferred stock issued at $1.00 per share, net of issuance costs of $107,000 in October 1997 through January 1998	7,200,887		7,094,000											7,094,000
Reclassification of Series B convertible preferred stock issued at $1.31 per share, net of issuance costs of $16,000 in November 1998 through June 1999				6,791,305		8,880,000								8,880,000
Issuance of Series B convertible stock at $1.31 per share, net of issuance costs of $34,000 in July 1999				4,945,718		6,445,000								6,445,000
Issuance of Series C convertible preferred stock at $2.20 per share, net of issuance costs of $53,000 in February and March 2000							5,454,545		11,947,000					11,947,000
Issuance of warrants for common stock in September 1999												9,000		9,000
Compensation expense related to stock options												137,000		137,000
Issuance of options for common stock for service in July 1999 through June 2000												356,000		356,000
Issuance of Series B preferred stock by exercise of warrants				62,977		82,000								82,000
Issuance of common stock by exercise of warrants										71,000	31,000			31,000
Issuance of common stock by exercise of options										435,127	122,000			122,000
Net loss													(20,632,000)	(20,632,000)

Balances, June 29, 2000	7,200,887		$7,094,000	11,800,000		$15,407,000	5,454,545		$11,947,000	7,000,453	$626,000	$502,000	$(34,777,000)	$799,000

See accompanying notes to financial statements.

HOTRAIL, INC.

(a development stage company)

STATEMENTS OF CASH FLOWS

For the Period July 1, 1999 through June 29, 2000 and
Cumulative From August 16, 1993 (inception) through
June 29, 2000 (unaudited)

		Cumulative
		from
		August 16,
		1993
		(inception)
	Period ended	through
	June 29,	June 29,
	2000	2000

		(Unaudited)
Cash Flows From Operating Activities:
Net loss	$(20,632,000)	$(34,777,000)
Reconciliation of net loss to net cash used in operating activities:
Depreciation and amortization	1,542,000	3,056,000
Stock compensation	137,000	204,000
Options and warrants issued for services	365,000	446,000
Write-down of fixed assets	1,091,000	1,091,000
Changes in current assets and liabilities:
Prepaid expenses and other current assets	90,000	(237,000)
Accounts payable	(324,000)	360,000
Accrued and other current liabilities	451,000	778,000
Conexant transactions costs payable	6,003,000	6,003,000

Net cash used in operating activities	(11,277,000)	(23,076,000)

Cash Flows From Investing Activities:
Purchases of property and equipment	(911,000)	(5,911,000)

Cash Flows From Financing Activities:
Proceeds from issuance of Series A convertible preferred stock		6,744,000
Proceeds from issuance of Series B convertible preferred stock	6,445,000	15,325,000
Proceeds from issuance of Series C convertible preferred stock	11,947,000	11,947,000
Proceeds from issuance of common stock		269,000
Proceeds from notes payable		2,654,000
Repayments on notes payable	(665,000)	(1,824,000)
Proceeds from sales leaseback	985,000	985,000
Repayments of capital leases	(262,000)	(262,000)
Proceeds from related party notes payable		100,000
Repayments on related party notes payable		(100,000)
Proceeds from convertible secured promissory notes payable		350,000
Proceeds from exercise of options	122,000	122,000
Proceeds from exercise of warrants	113,000	113,000

Net cash provided by financing activities	18,685,000	36,423,000

Net Increase in Cash and Cash Equivalents	6,497,000	7,436,000
Cash and Cash Equivalents, beginning of year	939,000

Cash and Cash Equivalents, end of year	$7,436,000	$7,436,000

Supplemental Cash Flow Information — Interest paid	$194,000	$345,000

Supplemental Schedule of Noncash Investing and Financing Activities:
Purchase of property and equipment under capital lease obligations	$121,000	$184,000

Conversion of convertible secured promissory notes payable to Series A convertible preferred stock	$—	$350,000

See accompanying notes to financial statements.

HOTRAIL, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

For the Period July 1, 1999 through June 29, 2000 and
Cumulative from August 16, 1993 (inception) through
June 29, 2000 (unaudited)

1. The Company and Significant Accounting Policies

      The Company — HotRail, Inc. (the Company), formerly Poseidon Technology, Inc., was incorporated in California on August 16, 1993. The Company designs and develops high-speed switching and interconnectivity solutions for the Internet infrastructure. Previously, the Company designed and developed high performance, low cost symmetrical microprocessor core logic and chip sets for the WinNT and UNIX PC server and workstation environments. From inception through 1997, the Company built custom Pentium-based multi-processing boards, and it is no longer involved in this effort. Since the change in business model, the Company has been principally involved in research and development, market analysis and other business planning activities. The Company has had no revenue from product sales of its current product and since inception has incurred net losses. At June 29, 2000, the Company was considered to be in development stage; accordingly, the Company’s statements of operations should not be regarded as typical for normal operating periods.

      Effective June 29, 2000, the Company completed a merger agreement with Conexant Systems, Inc. (Conexant). Under the terms of the merger agreement, holders of the Company’s preferred capital stock shall convert all shares of the Company’s preferred stock into the Company’s common stock, each outstanding share of the Company’s common stock will be exchanged for a fractional share (0.20585695) of Conexant common stock and all outstanding options and warrants to purchase shares of capital stock of the Company, whether vested or unvested, will be assumed by Conexant with all rights with respect to the Company common stock thereupon converted at the same exchange ratio into rights with respect to Conexant common stock. The Company incurred legal, accounting and other costs in connection with the merger with Conexant of $6,003,000.

      Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Revenue Recognition — Revenue from product sales is generally recognized at the time the product is shipped, with provisions established for estimated product returns. Upon shipment, the Company also provides for the estimated costs that may be incurred from product warranties and post-sale customer support. Revenue recognized for the period from inception to June 30, 1998 is from discontinued products. The Company has had no revenue from sales of its current product.

      Cash Equivalents — The Company considers all highly liquid debt instruments having a maturity of three months or less on the date of purchase to be cash equivalents.

      Concentration of Credit Risk — The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. Cash is deposited with high credit quality financial institutions. Cash equivalents consist of money market funds.

      Property and Equipment — Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of assets, which range from three to five years.

HOTRAIL, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

For the Period July 1, 1999 through June 29, 2000 and
Cumulative from August 16, 1993 (inception) through
June 29, 2000 (unaudited)

      Stock-Based Compensation — The Company accounts for its employee stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation which established fair value based method of accounting for employee stock option plans. The Company provides additional pro forma disclosures as prescribed under SFAS No. 123.

      Comprehensive Income (Loss) — The Company adopted SFAS No. 130, Reporting Comprehensive Income during fiscal 1999. SFAS No. 130 establishes standards for reporting comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from nonowner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gain (loss) on available-for-sale securities. The Company has no items of other comprehensive income for each of the periods presented.

2. Recent Accounting Pronouncements

      Derivative Instruments and Hedging Activities — SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities, and is effective for fiscal years beginning after June 15, 2000 and accordingly is effective for the Company in its next fiscal year. The adoption of SFAS 133 by the Company did not have a material effect on the Company’s financial statements.

3. Property and Equipment

      Property and equipment at June 29, 2000 consist of the following:

Purchased software	$3,642,000
Computer equipment	2,049,000
Office equipment and fixtures	228,000

Total	5,919,000
Accumulated depreciation	(3,948,000)

Property and equipment, net	$1,971,000

      Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. During the period ended June 29, 2000, the Company recorded a charge of $1,091,000 to reduce the net book value of certain computer equipment and purchased software which was no longer being used as the Company changed its business focus to the design and development of high-speed switching and interconnectivity solutions for the Internet infrastructure. Accumulated depreciation at June 29, 2000 includes $1,091,000 of asset impairment and asset write off charges related to this change in business focus.

HOTRAIL, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

For the Period July 1, 1999 through June 29, 2000 and
Cumulative from August 16, 1993 (inception) through
June 29, 2000 (unaudited)

4. Notes Payable

      The Company has notes payable with unrelated parties collateralized by equipment with a net book value of $1,527,000. The notes bear interest at a stated per annum rate of 7.47% and are repayable through April 2002.

      Minimum payments due under the notes payable are as follows as of June 29:

2001	$666,000
2002	164,000

$830,000

5. Commitments

      Capital Leases — The Company has capital leases for equipment with unrelated parties, including capital leases which the Company entered during the period ended June 29, 2000, in sale leaseback transactions. The sale leaseback transactions were for certain computer equipment at an aggregate selling price of $985,000 which was the Company’s net book value of such assets.

      Minimum payments due under capital lease obligations are as follows as of June 29:

2001	$407,000
2002	407,000
2003	212,000

1,026,000
Less amounts representing interest	(119,000)

Present value of future minimum payments	907,000
Less current portion	332,000

Long-term portion of capital lease obligations	$575,000

      Operating Leases — The Company rents office space and equipment under operating leases. Future minimum lease payments are as follows as of June 29:

2001	$403,000
2002	404,000
2003	18,000

$825,000

      Rent expense was $515,000 and $1,107,000 (unaudited) for the period ended June 29, 2000 and for the period from August 16, 1993 (inception) to June 29, 2000, respectively.

6. Convertible Preferred Stock and Warrants

      Under the Company’s articles of incorporation, the Company’s preferred stock is issuable in series, and the Company’s Board of Directors is authorized to determine the rights, preferences and terms of each series. As discussed in Note 1, under terms of a voting agreement in connection with the merger of the Company with Conexant, holders of the Company’s preferred capital stock shall convert all shares of the Company’s preferred stock into the Company’s common stock on a one-for-one basis. Immediately

HOTRAIL, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

For the Period July 1, 1999 through June 29, 2000 and
Cumulative from August 16, 1993 (inception) through
June 29, 2000 (unaudited)

preceding the merger with Conexant, amounts, terms and liquidation values of Series A, Series B, and Series C convertible preferred stock were as follows:

			Shares
		Shares	issued and	Liquidation
Series	Net amount	authorized	outstanding	value

A	$7,094,000	7,465,887	7,200,887	$7,201,000
B	15,407,000	11,800,000	11,800,000	15,458,000
C	11,947,000	6,000,000	5,454,545	12,000,000

	$34,448,000	25,265,887	24,455,432	$34,659,000

      During the period ended June 29, 2000 issuances of Series A and B preferred stock were reclassified to stockholders’ equity due to the lapse of certain liquidation preferences.

      Voting — Each share of preferred stock carries a number of votes equal to the number of shares of common stock then issuable upon its conversion into common stock. The preferred stock will generally vote together with the common stock and not as a separate class.

      Dividend — The holders of Series A, Series B and Series C shall be entitled to receive, out of any funds legally available therefore, noncumulative dividends at the rate of $0.10, $.0131, and $0.22 per share, for the Series A, Series B and Series C, respectively, prior and in preference to any payment of any dividend on the common stock in each calendar year.

      Warrants — In September 1999, the Company issued warrants to purchase 45,000 shares of common stock at $0.45 per share for services rendered to the Company. The warrants expire in August 2002. Based on the Black-Scholes model, the fair market value of the warrants at the date of grant was $9,000, which was recorded as general and administrative expenses. The Company has reserved 45,000 shares of common stock for the exercise of these warrants.

      In April 1999 and May 1999, the Company issued warrants to purchase 28,626 shares of Series B preferred stock at $1.31 per share in connection with bridge loan financing. The warrants expire in April and May 2004. The fair market value at the dates of grant was $19,000, which was recorded as debt issue costs. This amount was amortized to interest expense over the term of the loan. The Company has reserved 28,626 shares of Series B convertible preferred stock for the exercise of the warrants.

      In March 1998, the Company issued warrants to purchase 15,000 shares of common stock at $0.30 per share in connection with certain consulting services. These warrants expire in April 2001. Based on the Black-Scholes model, the fair market value of the warrants at the date of grant was not material. The Company has reserved 15,000 shares of common stock for the exercise of these warrants.

      In March 1998, the Company issued warrants to purchase 140,000 shares of Series A at $1.00 per share in connection with certain equipment financing. The warrants expire in December 2003. The fair market value of the warrants at the date of grant was $56,000, which was recorded as debt issue costs. The Company has reserved 140,000 shares of Series A convertible preferred stock for the exercise of these warrants.

      In October 1997, the Company issued warrants to purchase 125,000 shares of Series A at $1.00 per share in connection with certain consulting services. The warrants expire in October 2002. The fair market value of the warrants at the date of grant was $62,000. This amount was expensed in fiscal 1998. The

HOTRAIL, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

For the Period July 1, 1999 through June 29, 2000 and
Cumulative from August 16, 1993 (inception) through
June 29, 2000 (unaudited)

Company has reserved 125,000 shares of Series A convertible preferred stock for the exercise of these warrants.

7. Stock Option Plans

      The 1997 Stock Option Plan (the 1997 Plan), which expires in 2007, authorizes the Board of Directors to grant incentive stock options and nonstatutory stock options to employees, directors and consultants. In June 1999, the shareholders of the Company approved an increase in common shares for the Plan from 2,700,000 to 3,525,000. In February 2000 and June 2000, the shareholders of the Company approved increases in the common shares for the Plan of 1,000,000 and 278,324, respectively, for a cumulative number of shares available under the Plan of 4,800,324.

      Under the Plan, incentive stock options are granted at a price that is not to be less than 100% of the fair market value of the Company’s common stock, as determined by the Board of Directors, on the date of grant. Nonqualified stock options are granted at a price that is not to be less than 85% of the fair market value of the common stock, as determined by the Board of Directors, on the date of grant.

      Generally, options granted under the Plan are exercisable for a period of ten years after the date of grant, and shares subject to options vest at a rate of  1/4th on the first anniversary of the grant date of the option, and an additional  1/48 of the shares upon completion of each succeeding full month of continuous employment thereafter. Options granted to individuals who own 10% or more of the Company’s voting stock on the date of grant are exercisable for a period of five years after the date of grant. The Board of Directors may terminate the Plan at any time at its discretion.

      The 2000 Equity Plan (the 2000 Plan) authorizes the Board of Directors to grant incentive stock options and nonstatutory stock options, stock warrants, restricted stock and stock bonuses to employees, directors, service providers and strategic partners. At June 29, 2000, there were 2,300,000 shares authorized for grant under the 2000 Plan. The Board of Directors may terminate the 2000 Plan at any time.

      Under the 2000 Plan, incentive stock option, warrants, restricted stock and stock bonuses are granted at a price that is not to be less than 100% of the fair market value of the Company’s common stock, as determined by the Board of Directors, on the date of grant. Nonqualified stock options are granted at a price that is not to be less than 85% of the fair market value of the common stock, as determined by the Board of Directors, on the date of grant. The options, warrants, restricted stock or stock bonuses may be exercisable immediately or maybe exercisable within the times or upon the events set forth in the grant agreement up to 10 years from the date of grant; options granted to individuals who own 10% or more of the Company’s voting stock on the date of the grant are exercisable for a period of five years after the date of grant.

HOTRAIL, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

For the Period July 1, 1999 through June 29, 2000 and
Cumulative from August 16, 1993 (inception) through
June 29, 2000 (unaudited)

      The following summarizes activity under the 1997 and 2000 Plans:

			Weighted
			average
			exercise
	Options	Options	price
	available	outstanding	per share

Balance at July 1, 1999	958,400	2,556,000	$0.24
Shares authorized for grant	3,578,324
Granted	(4,995,737)	4,995,737	2.69
Exercised		(394,177)	0.25
Canceled	799,411	(799,411)

Balance at June 29, 2000	340,398	6,358,149	$2.08

      Additional information regarding options outstanding as of June 29, 2000 is as follows:

		Options outstanding
				Options exercisable
		Weighted
		average	Weighted		Weighted
Range of		remaining	average		average
exercise	Number	contractual	exercise	Number	exercise
prices	outstanding	life (years)	price	exercisable	price

$0.10	995,000	5.29	$0.10	948,228	$0.10
$0.20	45,000	7.67	0.20	26,250	0.20
$0.30	393,020	8.15	0.30	186,811	0.30
$0.45	881,701	8.95	0.45	212,505	0.45
$0.65	140,000	9.54	0.65	50,000	0.65
$1.05	901,175	8.82	1.05	272,807	1.05
$2.50	316,300	9.88	2.50	2,250	2.50
$4.00	2,685,953	9.98	4.00	34,125	4.00

	6,358,149	8.81	$2.08	1,732,976	$0.41

      The Company has elected to continue to follow the provisions of APB No. 25, Accounting for Stock Issued to Employees for financial reporting purposes and has adopted the disclosure-only provisions of SFAS No. 123. In accordance with the provisions of SFAS No. 123, the fair value of each option is estimated using the following assumptions used for grants during the period ended June 29, 2000: dividend yield and volatility of 60% for all periods, risk-free interest rate of 6.370% for the period ended June 29, 2000 and expected term of four years. Had compensation cost for the Company’s stock option plans been determined based on the fair market value at the grant date for awards in 2000 consistent with the provisions of SFAS No. 123, the Company’s net loss for the period ended June 29, 2000 and for the

HOTRAIL, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

For the Period July 1, 1999 through June 29, 2000 and
Cumulative from August 16, 1993 (inception) through
June 29, 2000 (unaudited)

period from inception through June 29, 2000 would have been increased to the pro forma amounts indicated below:

		Period from
		inception
	Period ended	through
	June 29, 2000	June 29, 2000

		(unaudited)
Net loss:
As reported	$(20,632,000)	$(34,777,000)

Pro forma	$(20,869,000)	$(35,014,000)

      The above pro forma disclosures are not necessarily representative of the effects on reported net income or loss for future years.

8. Income Taxes

      No provision for federal or state income taxes has been recorded for the period ended June 29, 2000 as the Company had incurred net operating losses.

      Deferred tax assets (liabilities) at June 29, 2000 relate to the following:

Net operating loss and credit carryforwards	$8,505,000
Less valuation allowance	(8,505,000)

$—

      Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company’s history of losses, recent increases in expense levels, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, the lack of carryback capacity to realize deferred tax assets, and the uncertainty regarding market acceptance of the Company’s products. Based on the currently available evidence, management is unable to assert that it is more likely than not that the Company will generate sufficient taxable income to realize the Company’s deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

      At June 29, 2000, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $18,368,000 which expire 2014 through 2020. At June 29, 2000, the Company had research and development credit carryforwards of approximately $1,002,000 to reduce future taxable income.

      For federal and state tax purposes, a portion of the Company’s net operating loss carryforwards may be subject to certain limitations on annual utilization in cases of a change in ownership, as defined by federal and state tax law.

* * * * * *

MICROCOSM COMMUNICATIONS LIMITED

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

      The directors are responsible for the preparation of the financial statements, which give a true and fair view of the state of affairs of the company at the year end and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed; and

•	prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

      The directors are responsible for keeping proper accounting records, safeguarding the assets of the company and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS’ REPORT TO THE DIRECTORS OF

MICROCOSM COMMUNICATIONS LIMITED

      We have audited the financial statements on pages F-64 to F-73 which have been prepared under the accounting policies set out on pages F-67 and F-68.

Respective responsibilities of directors and auditors

      As described on page F-62, the company’s directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

      We conducted our audit in accordance with United States auditing standards. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

      We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

      In our opinion the company’s financial statements have been properly prepared in accordance with the accounting policies set out on pages F-67 and F-68.

DELOITTE & TOUCHE

Chartered Accountants and
Registered Auditors
Bristol, United Kingdom
November 8, 2000

MICROCOSM COMMUNICATIONS LIMITED

PROFIT AND LOSS ACCOUNT

Year ended 31 December 1999

		1999
	Notes	£

Turnover	2	3,014,658
Cost of sales		(939,140)

Gross profit		2,075,518
Administration expenses		(3,229,505)

Operating loss	3	(1,153,987)
Interest receivable and similar income	6	45,865
Interest payable and similar charges	7	(23,548)

Loss on ordinary activities before taxation		(1,131,670)
Tax on loss on ordinary activities	8	—

Retained loss for the year	15	(1,131,670)
Retained loss brought forward		(367,124)

Retained loss carried forward	15	(1,498,794)

All the above results derive from continuing operations of the company.

The company has no recognised gains and losses other than the loss above and therefore, no separate statement of total recognised gains and losses has been presented.

MICROCOSM COMMUNICATIONS LIMITED

BALANCE SHEET

At 31 December 1999

		1999

	Notes	£	£

Fixed assets
Tangible assets	9		823,165
Current assets
Stocks	10	447,033
Debtors	11	845,230
Cash at bank and in hand		1,896,230

		3,188,493
Creditors: amounts falling due within one year	12	(642,930)

Net current assets			2,545,563

Total assets less current liabilities			3,368,728
Creditors: amounts falling due after more than one year	13		(146,366)

Net assets			3,222,362

Capital and reserves
Called up share capital	14		1,615
Share premium reserve	15		4,719,541
Profit and loss account	15		(1,498,794)

Total shareholders’ funds	16		3,222,362

Shareholders’ funds are attributable to:
Equity shareholders’ funds			(45,814)
Non-equity shareholders’ funds			3,268,176

			3,222,362

These financial statements were approved by the Board of Directors on November 8, 2000.

Signed on behalf of the Board of Directors

J G Steele

Director

MICROCOSM COMMUNICATIONS LIMITED

CASH FLOW STATEMENT

Year ended 31 December 1999

		1999

	Notes	£	£

Net cash outflow from operating activities	17		(1,670,209)

Returns on investments and servicing of finance
Interest received		45,865
Interest paid		(851)
Interest element of finance lease rental payments		(22,607)

Net cash inflow from returns on investments and servicing of finance			22,407

Capital expenditure
Payments to acquire tangible fixed assets			(233,397)

Net cash outflow before financing			(1,881,199)

Financing
Issue of ordinary share capital		51,827
Issue of preference share capital		3,268,176
Capital element of finance lease payments		(69,621)
Capital repayment of director’s loan		(64,742)

Net cash inflow from financing			3,185,640

Increase in cash in the year	18		1,304,441

MICROCOSM COMMUNICATIONS LIMITED

NOTES TO THE ACCOUNTS

Year ended 31 December 1999

 1. Accounting Policies

      The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the company’s financial statements.

Basis of accounting

      The financial statements are prepared in accordance with applicable UK generally accepted accounting practices (‘GAAP’), which differ in certain respects from US GAAP. No significant differences between UK and US GAAP have been identified with respect to these accounts. These financial statements are drawn up to a date other than the financial year end and do not purport to relate to the company’s financial year.

Research and development

      Research and development expenditure, including the costs of staff employed to perform research activities, is charged to the profit and loss account as incurred.

Turnover

      Turnover, which excludes valued added tax and trade discounts, represents the invoiced value of goods and services supplied.

Tangible fixed assets

      The recorded cost of fixed assets is the purchase cost, together with any incidental costs of acquisition.

      Depreciation is calculated so as to write off the cost of tangible fixed assets less their estimated residual values, on a straight-line basis over their expected useful economic lives. The principal useful economic lives are considered to be:

Computer equipment	4 years
Fixtures and fittings	4 years
Leasehold improvements	term of the lease
Office equipment	4 years
Plant and machinery	4 years

Foreign currencies

      Assets and liabilities expressed in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial period.

Stocks

      Stocks are stated at the lower of cost and net realisable value.

Pension costs

      The company makes contributions on behalf of one of its directors into a defined contribution pension scheme. Contributions are charged to the profit and loss account as they are incurred.

MICROCOSM COMMUNICATIONS LIMITED

NOTES TO THE ACCOUNTS (Continued)
Year ended 31 December 1999

Deferred taxation

      Provision is made for deferred taxation using the liability method, on all material timing differences, to the extent that it is probable that a liability or asset will crystallise.

Finance and operating leases

      Costs in respect of operating leases are charged on a straight-line basis over the lease term. Leasing agreements which transfer to the group substantially all the benefits and risks of ownership of an asset are treated as if the asset had been purchased outright. The assets are included in fixed assets and the capital element of the leasing commitments is shown as obligations under the finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit on a straight-line basis. Assets held under finance leases are depreciated over the shorter of the extendable lease terms and the useful lives of equivalent owned assets.

 2. Turnover

      A geographical analysis of turnover has not been disclosed as, in the opinion of the directors, it would be seriously prejudicial to the interests of the business.

 3. Operating Loss

      Operating loss is stated after charging:

1999
£

Auditors’ remuneration — audit	4,650
Depreciation of tangible owned fixed assets	139,648
Depreciation of tangible assets held under finance leases	49,626
Operating lease rentals
— plant and machinery	61,399
— other	84,427
Research and development expenditure	1,926,751
Loss on foreign exchange	111,656

 4. Directors’ Emoluments

1999
£

Aggregate emoluments	95,897
Company pension contributions to defined contribution scheme	3,516

99,413

      Retirement benefits are accruing to one director under a defined contribution scheme.

MICROCOSM COMMUNICATIONS LIMITED

NOTES TO THE ACCOUNTS (Continued)
Year ended 31 December 1999

 5. Staff Numbers and Costs

      The average number of persons employed by the company (including executive directors) during the year, analysed by category, were as follows:

1999
No.

Sales and marketing	6
Research and development	23
Executive directors	2
Administration	8
39

      The aggregate payroll costs of these persons were as follows:

£

Wages and salaries	1,428,987
Social security costs	130,178
Other pension costs	10,439

1,569,604

 6. Interest Receivable and Similar Income

1999
£

Bank interest receivable	45,865

 7. Interest Payable and Similar Charges

1999
£

Repayable within five years, not by instalments:
— on bank loans and overdrafts	851
— on finance leases	22,697

23,548

 8. Taxation

      The company has no liability to corporation tax for the year ended 31 December 1999 and no potential liability to deferred taxation.

MICROCOSM COMMUNICATIONS LIMITED

NOTES TO THE ACCOUNTS (Continued)
Year ended 31 December 1999

 9. Tangible Fixed Assets

		Fixtures	Leasehold
	Computer	and	improve-	Office	Plant and
	equipment	fittings	ment	equipment	machinery	Total
	£	£	£	£	£	£

Cost
At 1 January 1999	131,389	9,754	—	7,650	478,099	626,892
Additions	137,873	55,198	11,337	6,645	267,128	478,181

At 31 December 1999	269,262	64,952	11,337	14,295	745,227	1,105,073

Depreciation
At 1 January 1999	45,913	1,786	—	1,451	43,484	92,634
Charge for the year	41,627	10,670	472	3,180	133,325	189,274

At 31 December 1999	87,540	12,456	472	4,631	176,809	281,908

Net book value
At 31 December 1999	181,722	52,496	10,865	9,664	568,418	823,165

      The net book value of tangible fixed assets includes an amount of £416,467 in respect of assets held under finance leases. Depreciation charged on these assets during the year was £49,626.

10. Stocks

1999
£

Work in progress	64,090
Finished goods	382,943

447,033

11. Debtors

1999
£

Trade debtors	606,224
Prepayments and accrued income	184,224
Other debtors	54,782

845,230

12. Creditors: Amounts Falling Due Within One Year

1999
£

Obligations under finance leases	146,514
Trade creditors	220,431
Taxation and social security	50,857
Other creditors and accruals	225,128

642,930

MICROCOSM COMMUNICATIONS LIMITED

NOTES TO THE ACCOUNTS (Continued)
Year ended 31 December 1999

13. Creditors: Amounts Falling Due After More Than One Year

1999
£

Obligations under finance leases	146,366

      The future minimum payments to which the company is committed under finance leases are as follows:

£

In one year or less	146,514
Between one and two years	146,366

292,880

      Hire purchase contracts and finance lease liabilities are secured on the assets to which they relate.

14. Called Up Share Capital

1999
£

Authorised
150 million Ordinary shares of 0.0333p each	49,950
996,000 “A” ordinary shares of 0.0333p each	332
776,100 Preference shares of 0.0333p each	258

50,540

£

Allotted, called up and fully paid
3,078,080 Ordinary shares of 0.0333p each	1,025
996,000 “A” ordinary shares of 0.0333p each	332
776,100 Preference shares of 0.0333p each	258

1,615

Rights attached to shares

  Dividends

      The company will pay dividends on the “A” ordinary shares, the ordinary shares and the preference shares pari passu as if they constituted one class of shares.

  Capital repayment

      On a return of capital, the shareholders will be paid on each share in the following order:

      Firstly preference shares, the amount to be repaid being the subscription price per share plus any dividends which have been declared but not paid.

      “A” ordinary shares, ordinary and preference shares would then be paid any surplus as if the shares were the same class.

MICROCOSM COMMUNICATIONS LIMITED

NOTES TO THE ACCOUNTS (Continued)
Year ended 31 December 1999

  Voting rights

      The classes of shares rank pari passu.

  Redemption of preference shares

      The company will redeem the preference shares, in each case redeeming a pro-rata proportion of shares held by each of the investors, paying $6.6578 per share and any arrears or accruals of dividend, together with a premium equal to 10% of the subscription price per annum, calculated from the date of issue until the date of redemption. The dates of redemption are 258,700 each at 31 July 2005, 2006 and 2007. The preference shares may be redeemed earlier in blocks of not less than 50,000, if all preference shareholders agree in such proportions as the preference shareholders as a class agree.

  Conversion of preference shares

      The preference shares shall be convertible into ordinary shares in accordance with the Articles of Association at the option of each shareholder.

Post balance sheet event

      On 6 January 2000 the entire issued share capital was acquired by Conexant Systems Inc. At the same time all outstanding share options in Microcosm Communications Limited were converted to equivalent options in Conexant Systems Inc and all outstanding “A” ordinary shares and preference shares were converted into ordinary shares.

15. Reserves

	Share	Profit
	premium	and loss
	account	account	Total
	£	£	£

At 1 January 1999	1,400,151	(367,124)	1,033,027
Shares issued	3,319,390	—	3,319,390
Loss for the year	—	(1,131,670)	(1,131,670)

At 31 December 1999	4,719,541	(1,498,794)	3,220,747

16. Reconciliation of Movements in Shareholders’ Funds

1999
£

Loss for the year	(1,131,670)
Net proceeds of issue of share capital	3,320,003

Net addition to shareholders’ funds	2,188,333
Opening shareholders’ funds	1,034,029

Closing shareholders’ funds	3,222,362

MICROCOSM COMMUNICATIONS LIMITED

NOTES TO THE ACCOUNTS (Continued)
Year ended 31 December 1999

17. Reconciliation of Operating Loss to Net Cash Flow From Operating Activities

1999
£

Operating loss	(1,153,987)
Depreciation	189,274
Increase in stocks	(234,967)
Increase in debtors	(438,020)
Decrease in creditors	(32,509)

Net cash outflow from operating loss	(1,670,209)

18. Reconciliation of Net Cash Flow to Movement in Net Funds

1999
£

Increase in cash in the year	1,304,441
Cash inflow from increase in debt and lease financing	134,363

Change in net funds resulting from cash flows	1,438,804
New finance leases	(244,784)

Movement in net funds in the year	1,194,020
Net funds at 1 January 1999	409,330

Net funds at 31 December 1999	1,603,350

19. Analysis of Changes in Net Funds

	At			At
	1 January		Non-cash	31 December
	1999	Cash flows	changes	1999
	£	£	£	£

Cash at bank and in hand	591,789	1,304,441	—	1,896,230
Debt due within one year	(64,742)	64,742	—	—
Finance lease	(117,717)	69,621	(244,784)	(292,880)

	409,330	1,438,804	(244,784)	1,603,350

20. Financial Commitments

      At 31 December 1999 the company had annual commitments under non-cancellable operating leases as follows:

	Land and
	buildings	Other
	£	£

Operating leases which expire:
— between one and two years	—	245,262
— between two and five years	166,790	88,162

	166,790	333,424

21. Controlling Party

      The controlling party of the company is Gary Steele, who is a director of the company.

22. Subsequent Event

      On 6 January 2000 the entire share capital of the company was acquired by Conexant Systems Inc., a company incorporated in the USA. As of this date Conexant Systems Inc. became the ultimate parent company and controlling party.

PART II

INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

Exhibit
No.	Description

*2	Form of Distribution Agreement between Conexant and Mindspeed
3.1	Certificate of Incorporation of Mindspeed
3.2	Bylaws of Mindspeed
*3.3	Form of Restated Certificate of Incorporation of Mindspeed
*3.4	Form of Amended Bylaws of Mindspeed
*4.1	Specimen certificate for Mindspeed Common Stock, par value $.01 per share
*4.2	Form of Rights Agreement by and between Mindspeed and the rights agent named therein
*10.1	Form of Senior Secured Revolving Credit Agreement between Conexant and Mindspeed
*10.2	Form of Warrants to be issued by Mindspeed to Conexant
*10.3	Form of Mindspeed 2003 Long-Term Incentives Plan
*10.4	Form of Mindspeed 2003 Stock Option Plan
*10.5	Form of Mindspeed Directors Stock Plan
*10.6	Form of Employee Matters Agreement between Conexant and Mindspeed
*10.7	Form of Tax Allocation Agreement between Conexant and Mindspeed
*10.8.1	Form of Employment Agreement to be entered into between Mindspeed and certain executives of Mindspeed
*10.8.2	Schedule identifying executives of Mindspeed who will be party to an Employment Agreement in the form set forth as Exhibit 10.8.1 to this Registration Statement
*21	Subsidiaries of Mindspeed

*	To be filed by amendment

II-1

SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MINDSPEED TECHNOLOGIES, INC.

By:	/s/ RAOUF Y. HALIM

Name: Raouf Y. Halim
Title: Chief Executive Officer

Date: March 26, 2003

II-2

INDEX TO EXHIBITS

Exhibit
No.	Description

*2	Form of Distribution Agreement between Conexant and Mindspeed
3.1	Certificate of Incorporation of Mindspeed
3.2	Bylaws of Mindspeed
*3.3	Form of Restated Certificate of Incorporation of Mindspeed
*3.4	Form of Amended Bylaws of Mindspeed
*4.1	Specimen certificate for Mindspeed Common Stock, par value $.01 per share
*4.2	Form of Rights Agreement by and between Mindspeed and the rights agent named therein
*10.1	Form of Senior Secured Revolving Credit Agreement between Conexant and Mindspeed
*10.2	Form of Warrants to be issued by Mindspeed to Conexant
*10.3	Form of Mindspeed 2003 Long-Term Incentives Plan
*10.4	Form of Mindspeed 2003 Stock Option Plan
*10.5	Form of Mindspeed Directors Stock Plan
*10.6	Form of Employee Matters Agreement between Conexant and Mindspeed
*10.7	Form of Tax Allocation Agreement between Conexant and Mindspeed
*10.8.1	Form of Employment Agreement to be entered into between Mindspeed and certain executives of Mindspeed
*10.8.2	Schedule identifying executives of Mindspeed who will be party to an Employment Agreement in the form set forth as Exhibit 10.8.1 to this Registration Statement
*21	Subsidiaries of Mindspeed

*	To be filed by amendment